Exhibit 99.17

2025 ANNUAL AND SPECIAL SHAREHOLDER MEETING

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

May 7, 2025

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

On behalf of the Torex Board of Directors, we are pleased to invite you to our Annual and Special Meeting of Shareholders taking place virtually on Wednesday June 18, 2025 at 10:00 am EDT. This Management Information Circular contains important information about how to attend the meeting, ask questions and vote your shares about specific items of business noted within, either in advance or during the session. It also contains pertinent information about the Company’s performance in 2024 as well as our corporate governance practices and executive compensation program.

With the substantial work undertaken to advance our Media Luna Project toward completion, 2024 was truly a pivotal year for Torex as we enter the next chapter in the evolution and growth of the Company. By the end of 2024, we achieved 94% overall project completion, and in March 2025 delivered first production of copper concentrate, marking substantial completion of the project and our transition to become both a gold and copper producer. Importantly, the delivery of the project substantially within budget and schedule demonstrated Torex as not only a consistent and reliable operator – but also a Company capable of achieving excellence in the execution of major and complex projects.

With respect to production, Torex delivered on its guidance to the market for the sixth year in a row, with more than 452,000 ounces of gold produced in 2024, maintaining the Company’s position as the largest gold producer in Mexico. This strong operational result, supported by an unprecedented gold price, resulted in record annual revenue of more than US$1 billion in 2024 and more than US$330 million of available liquidity, including US$110 million of cash, as at the end of the year. This healthy financial position allowed the Company to do what is largely unheard of in the industry – fund our Media Luna Project almost entirely through the generation of cash from our existing operations at ELG. As a result, we will exit the project with only a modest level of net debt, which will be repaid quickly as the Company pivots to positive free cash flow generation by the middle of 2025.

The Company’s steady progress and consistent track record of delivering on its commitments was reflected in the positive performance of our share price, with an increase of 94% throughout 2024 and a further increase of 58% from January to the end of April 2025. I want to thank you, our shareholders, for your continued investment in Torex. Your trust in us matters as we remain focused on generating significant value for our investors while making a positive impact on the lives we touch. I remain very confident that the best is yet to come.

Against the backdrop of what was otherwise an exceptional year for Torex, we experienced profound loss and tragedy with the loss of two employees and two contractor employees in 2024, in two separate incidents, that took place in August and December. After seven years without a fatality at our operations, and years of developing a world-class safety culture, this was devastating for Torex, especially in a year when we surpassed more than 18 million hours lost time injury free at ELG, maintained a lost-time injury frequency rate of less than 1 at Morelos, and had just been awarded the Silver Hard Hat award by the Mexican Mining Chamber for having the safest open pit mining operations in the country. While we pride ourselves on having industry-leading safety systems, rules and conditions, these events demonstrated in the most tragic of ways that mining is inherently hazardous with fatal risks that can’t entirely be engineered out. As we continue to look toward the future, we are more resolved than ever to reset the bar on safety leadership and set the highest standards of safety performance in the mining industry, just as our shareholders and we at Torex, have come to expect.

Torex Gold Resources Inc. | TSX: TXG

As we focus on achieving next-level safety in 2025, we will continue our work to strengthen our position as an industry leader in responsible mining. We made significant progress in that regard in 2024 as we maintained positive relationships with our local communities, focused on value-sharing through local procurement, local employment and community development, and continued with our responsible stewardship of the natural environment. Of note, in 2024 we achieved full certification and conformance with key global sustainability standards including the International Cyanide Management Code and the World Gold Council Responsible Gold Mining Principles (RGMPs). Compliance with these standards will serve to strengthen the Company’s governance and transparency with respect to responsible mining practices and provide additional confidence to our investors that we are delivering on our financial and operational commitments with the highest level of ethics and corporate social responsibility.

Looking forward, in addition to continuing to deliver on our operational commitments, we remain focused on safely ramping up Media Luna. Based on current development rates, we are confident in our ability to deliver steady-state mining rates of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Feasibility Study. Further, with a 50% increase in our exploration and drilling budget from 2024 to 2025, the beginning of development of our next mine at EPO in the upcoming months, and an inaugural return of capital program expected to be announced to our shareholders later this year, 2025 is expected to be yet another exciting and prosperous year for Torex as we enter the next chapter at Morelos.

Our timing to bring Media Luna into production could not have been at a better time with record high gold prices and growing demand for copper. Recent developments triggered by U.S. initiated tariffs are creating significant uncertainty as to how supply chains, global trade and economic growth and global equity markets will be impacted. Under the current construct, our primary products of gold, copper and silver are not directly impacted, and we have optionality to sell our material to various jurisdictions. We are monitoring these developments closely and are looking to mitigate any negative impacts on the business as we continue to execute on our strategy.

With the upcoming Annual and Special Meeting of Shareholders, we say farewell to Roy Slack, who is stepping down from the Board of Directors after five years of outstanding service as an independent director, Chair of our Technical Committee and member of the Safety and CSR Committee. I want to thank Roy for his wisdom and guidance, especially in terms of steering the progression of the Media Luna Project since its inception, and on behalf of everyone at the Company, we wish him the very best in his future endeavours.

As shareholders, we have much to be proud of in terms of the performance of the team we have entrusted to manage the business. I would like to recognize the efforts and accomplishments of Jody Kuzenko, President and CEO, the Executive Team and the wider Torex management team. As Chair of the Board, I am proud of what the Company delivered in 2024 and I want to thank the team for their unwavering dedication to deliver excellence as we set the foundation for continued growth in Mexico and beyond.

Richard A. Howes, Chair of the Board

May 2025

Torex Gold Resources Inc. | TSX: TXG

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING TO SHAREHOLDERS	5

1 BUSINESS OF THE MEETING	8

1.1 Receive Financial Statements	8
1.2 Election of Directors	8
1.3 Re-appointment of the Auditor	9
1.4 Approval of Unallocated Share Units under the Employee Share Plan	9
1.5 Approval of Unallocated Restricted Share Units under the Restricted Share Plan	10
1.6 “Say on Pay” Advisory Vote	11

2 ATTENDANCE AND VOTING AT THE MEETING	12

3 SOLICITATION OF PROXIES	14

4 APPOINTMENT AND REVOCATION OF PROXIES	14

5 EXERCISE OF DISCRETION BY PROXIES	15

6 VOTING BY NON-REGISTERED SHAREHOLDERS	15

7 NOTICE-AND-ACCESS	17

8 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	18

9 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	18

10 CORPORATE GOVERNANCE PRACTICES	18
10.1 Board and Governance Highlights	19
10.2 Board Composition and Independence	24
10.3 Interlocking Directorships	24
10.4 Roles of the Board Chair and President and CEO	24
10.5 Board Meetings	24
10.6 Meetings of Independent Directors	24
10.7 Board Succession	25
10.8 Diversity Policy	25
10.9 Executive Succession Planning	25
10.10 Strategic Planning	26
10.11 Oversight of Risks and Opportunities	27
10.12 Shareholder Feedback	27
10.13 Orientation and Continuing Education	28
10.14 Site Visits	29
10.15 Ethical Business Conduct	29
10.16 Board Mandate	30
10.17 Assessments	31
10.18 Director Term Limits and Retirement	31
10.19 Loans to Directors	31
10.20 Board Committees	32

11 INFORMATION ABOUT DIRECTOR NOMINEES	39
11.1 Director Nominee Profiles	39
11.2 Director Expertise	47
11.3 Corporate Cease Trade Orders	49
11.4 Bankruptcies and Other Proceedings	49
11.5 Penalties and Sanctions	49
11.6 Majority Voting for Directors	49
11.7 Advance Notice	50

12 STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION	51
12.1 Report on Executive Compensation from the Compensation and Human Resources Committee	51
12.2 Compensation and Human Resources Committee Members Education and Experience	56

Torex Gold Resources Inc. | TSX: TXG

12.3 Compensation-Related Governance	56

(a) Risk Management Principles and Policies	56
(b) Clawback Policy	58
(c) Share Ownership Guidelines	59
(d) Anti-Hedging Policy	60
(e) Independent Advice/Executive Compensation-Related Fees	60

12.4 Compensation Discussion and Analysis (“CD&A”)	61

(a) Named Executive Officers	61
(b) NEO Pay and TSR Performance	63
(c) Oversight of the Executive Compensation Program	64
(d) Use of Market Data and Peer Group	65
(e) Elements of Torex’s Compensation Program	66
(f) Mix of Pay	67
(g) Summary of NEO Target Compensation Values	67
(h) 2024 Base Salaries	67
(i) Short-Term Incentive Plan	68
(j) Long-Term Incentive Plan	70

12.5 Summary and Other Compensation Tables	74

(a) Outstanding Share-Based Awards and Option-Based Awards	75
(b) Value Vested or Earned During the Year	75

12.6 Termination and Change of Control Benefits	76

12.7 Director Compensation	78

(a) Approach to Director Compensation	78
(b) Elements of the Director Pay Program	79
(c) Director Summary Compensation Table	80
(d) Outstanding Option-Based and Share-Based Awards and Value Vested During the Year	80

13 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	81

14 BURN RATE	81

15 COMPENSATION SECURITIES PLANS	82

15.1 Employee Share Unit Plan	82
15.2 Restricted Share Plan	86

16 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	88

17 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	88

18 CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS	88

19 ADDITIONAL INFORMATION	89

20 DIRECTORS’ APPROVAL	89

SCHEDULE A – ESU PLAN	A-1

SCHEDULE B – RSU PLAN	B-1

SCHEDULE C – BOARD MANDATE	C-1

Torex Gold Resources Inc. | TSX: TXG

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

June 18, 2025, at 10:00 a.m. (EDT)

Where

Torex Gold Resources Inc. (the “Company”) will hold the 2025 annual and special meeting of shareholders (the “Meeting”) as a virtual meeting only, conducted via live audio webcast. Shareholders can access the Meeting by visiting https://meetnow.global/MTSRDKK.

The Meeting is for the following purposes:

•	to receive the audited financial statements of the Company for the year ended December 31, 2024 and the report of the auditor thereon;

•	to elect Directors of the Company for the ensuing year;

•	to re-appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

•	to consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve all unallocated share units under the Company’s employee share unit plan;

•	to consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve all unallocated share units under the Company’s restricted share plan;

•	to consider, and if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Receiving Materials for the Meeting

Again this year, the Company is using the “notice-and-access” procedure (“Notice-and-Access”) adopted by the Canadian Securities Administrators for delivery of the management information circular (the “Circular”) to all registered and non-registered shareholders by posting it to the website found at https:// www.envisionreports.com/HGIQ2025. The use of this alternative means of delivery of the Circular is more environmentally friendly as it will reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs. Under Notice-and-Access, registered shareholders remain entitled to receive a form of proxy enabling the shareholder to vote at the Meeting (non-registered shareholders will receive a voting instruction form – See “Section 6 - Voting by Non-Registered Shareholders”). In addition, the Company has included with the form of proxy, a supplemental mailing list and consent for electronic delivery return card (collectively with the Circular, the “Meeting Materials”). The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Shareholders may request copies of the Meeting Materials at no cost by calling toll-free at 1-866-962-0498; or, if outside of North America, by calling 514-982-8716, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 647-260-1500.

If you would like more information about the Notice-and-Access rules, please contact Computershare Investor Services Inc., the Company’s registrar and transfer agent, toll-free at 1-866-964-0492.

5 Torex Gold Resources Inc. | TSX: TXG

For shareholders who requested a copy of the Company’s audited financial statements, they were mailed directly in March 2025. For those shareholders who did not request to receive a copy of the Company’s audited financial statements, a copy is available upon request to the Company and can also be found on the Company’s website at www.torexgold.com and on SEDAR+ at www.sedarplus.ca.

Your Vote is Important

As mentioned above, the Company is conducting an online only shareholders’ meeting, with no in-person attendance. It is important to note that a significant percentage of the Company’s common shares are voted in advance of the Company’s shareholder meetings by proxy; the average percentage of the common shares voted in advance over the last ten years is approximately 75%. The Company believes hosting the Meeting virtually increases shareholder attendance from different geographic locations and encourages more active shareholder engagement and participation at the Meeting. Shareholders will be able to listen to the Meeting live, submit questions and submit their vote while the Meeting is being held. Please note that Non-Registered Shareholders (as defined below) are required to take additional steps in order to participate, vote, or submit questions during the Meeting’s live webcast. In addition to the instructions set out in the Circular, you may also refer to the user guide titled “How to Participate in the Meeting Online” included with the Circular.

Registered Shareholders (as defined in this Circular under the heading “Section 2—Attendance and Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/ MTSRDKK where they can participate, vote, or submit questions during the Meeting’s live webcast.

If you are a Registered Shareholder, you will need to enter the 15-digit control number (the “Control Number”) as your username. The Control Number is located on your form of proxy or in the email notification you received in order to access the Meeting. If you wish to appoint a proxyholder to represent you at the Meeting, please see “Section 2 - Attendance and Voting at the Meeting” for instructions.

Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. In order to participate, vote, or submit questions during the Meeting’s live webcast, a Non-Registered Shareholder will need to appoint themselves as a proxyholder. See “Section 6 - Voting by Non-Registered Shareholders” in the Circular for information on how a Non-Registered Shareholder may make arrangements to be duly appointed as a proxyholder.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the form of proxy.

The record date for the Meeting is the close of business on April 29, 2025; this is the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

June 16, 2025 at 10:00 AM (EDT), or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments, is the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set forth in the accompanying Circular and in the form of proxy. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

6 Torex Gold Resources Inc. | TSX: TXG

DATED at Toronto, Ontario this 7th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Jody Kuzenko” (signed)

Jody Kuzenko

President and Chief Executive Officer

7 Torex Gold Resources Inc. | TSX: TXG

1.	BUSINESS OF THE MEETING

1.1	Receive Financial Statements

The audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2024, as well as management’s discussion and analysis for Torex Gold Resources Inc. (“Torex” or the “Company”) for the year ended December 31, 2024, will be presented at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held virtually at the time and for the purposes set forth in the accompanying Notice of Annual and Special Meeting.

A copy of the Financial Statements and the auditor’s report can be downloaded from the Company’s website (www.torexgold.com). You may also request a copy from the Company (see “Section 19 - Additional Information”).

1.2	Election of Directors

The Company’s articles provide that the board of directors (the “Board”) may consist of a minimum of three and a maximum of eleven directors (“Directors”). The Board presently consists of eight Directors. The Board has determined to fix the number of Directors at seven and nominate each of the following persons for election as a Director at the Meeting: Richard (Rick) A. Howes, Caroline S.E. Donally, Jody L.M. Kuzenko, Jennifer J. Hooper, Jay C. Kellerman, Rodrigo Sandoval and Rosalie (Rosie) C. Moore. All nominees are current members of the Board.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each Director elected will hold office until the close of the next annual meeting of shareholders of the Company unless their office is vacated earlier.

The Company’s by-laws require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company, other than pursuant to a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”) or a shareholder proposal made pursuant to the provisions of the Act. As at the date hereof, the Company has not received notice of any Director nominations by shareholders in connection with the Meeting.

“Section 11.1 - Information about Director Nominees - Director Nominee Profiles” provides information on each Director’s background, education, experience and committee membership.

A shareholder may vote for all the nominated Directors, vote for some of them and withhold votes for others or withhold votes for all the Director nominees (see also “Section 11.6 - Information about Director Nominees - Majority Voting for Directors”).

The Board and management recommend voting FOR each of the seven nominees.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR each of the seven nominees.

8 Torex Gold Resources Inc. | TSX: TXG

1.3	Re-appointment of the Auditor

At the Meeting, shareholders will vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration paid to the auditor. KPMG LLP was first appointed as auditor of the Company on March 2, 2010. Additional information on the Company’s auditor is included in the Company’s most recent Annual Information Form available on the Company’s website at www.torexgold.com and SEDAR+ at www.sedarplus.ca.

A shareholder may vote for the re-appointment of KPMG LLP or withhold their vote.

The Board and management recommend voting FOR re-appointing KPMG as the auditors of the Company.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company until the close of the next annual meeting of shareholders.

1.4	Approval of Unallocated Share Units under the Employee Share Plan

The Company has an employee share unit plan (the “ESU Plan”) under which eligible employees and officers of the Company may be granted Share Units (as defined below).

A description of the ESU Plan is set out under “Section 15.1 - Employee Share Unit Plan” and a copy of the ESU Plan is attached as Schedule A to this Circular.

The maximum number of Common Shares (as defined below) issuable under the ESU Plan and all other share compensation arrangements is currently 5.32% of the outstanding Common Shares (on a non-diluted basis). Because the ESU Plan does not have a fixed maximum aggregate number of securities issuable, Section 613 of the TSX Company Manual requires that unallocated options, rights or other entitlements under the ESU Plan must be approved by a majority of the Company’s directors and the Company’s shareholders every three years. The ESU Plan was approved by shareholders on June 22, 2022. Accordingly, the Company must seek shareholder approval at the Meeting for all of the unallocated Share Units under the ESU Plan.

If approval is obtained at the Meeting, the Company will not be required to seek further approval of the award of unallocated Share Units under the ESU Plan until the Company’s 2028 annual shareholder meeting (provided such meeting is held before June 18, 2028). If approval is not obtained at the Meeting, the Company must not award any further Share Units under the ESU Plan and Share Units which had been awarded as of the date of the Meeting and are subsequently cancelled, terminated or redeemed will not be available for a new award of Share Units; however, all Share Units that have been awarded before June 18, 2025 but not yet redeemed will continue unaffected.

The ESU Plan resolution must be approved by a simple majority of the votes cast by shareholders voting in person or by proxy at the Meeting.

Shareholders may vote for or against the ESU Plan resolution.

The Board and management recommend voting FOR the ESU Plan resolution.

9 Torex Gold Resources Inc. | TSX: TXG

Unless the shareholder has specified in the accompanying form of proxy that their Common Shares are to be voted against the ESU Plan resolution, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby FOR the ESU Plan resolution.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the unallocated Share Units issuable pursuant to the ESU Plan.

“BE IT RESOLVED THAT:

(a) the unallocated Share Units issuable pursuant to the ESU Plan be and are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2028 (provided such meeting is held on or before June 18, 2028); and

(b) any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

1.5	Approval of Unallocated Restricted Share Units under the Restricted Share Plan

The Company has a restricted share unit plan (the “RSU Plan”) under which directors, key employees and consultants of the Company may be granted restricted share units (“Restricted Share Units”). A description of the RSU Plan is set out under “Section 15.2 – Restricted Share Plan” and a copy of the RSU Plan is attached as Schedule B to this Circular. While eligible participants include key employees and consultants of the Company, the Board only grants Restricted Share Units under the RSU Plan to non-executive Directors.

The maximum number of Common Shares issuable under the RSU Plan and all other share compensation arrangements is currently 5.32% of the outstanding Common Shares (on a non-diluted basis). Because the RSU Plan does not have a fixed maximum aggregate number of securities issuable, Section 613 of the TSX Company Manual requires that unallocated options, rights or other entitlements under the RSU Plan must be approved by a majority of the Company’s directors and the Company’s shareholders every three years. The RSU Plan was most recently approved by shareholders on June 22, 2022. Accordingly, the Company must seek shareholder approval at the Meeting for all of the unallocated Restricted Share Units under the RSU Plan.

If approval is obtained at the Meeting, the Company will not be required to seek further approval of the award of unallocated Restricted Share Units under the RSU Plan until the Company’s 2028 annual shareholder meeting (provided such meeting is held before June 18, 2028). If approval is not obtained at the Meeting, the Company must not award any further Restricted Share Units under the RSU Plan and Restricted Share Units which had been awarded as of the date of the Meeting and are subsequently cancelled, terminated or settled will not be available for a new award of Restricted Share Units; however, all Restricted Share Units that have been awarded before June 18, 2025 but not yet settled will continue unaffected.

The RSU Plan resolution must be approved by a simple majority of the votes cast by shareholders voting in person or by proxy at the Meeting.

Shareholders may vote for or against the RSU Plan resolution.

The Board and management recommend voting FOR the RSU Plan resolution.

10 Torex Gold Resources Inc. | TSX: TXG

Unless the shareholder has specified in the accompanying form of proxy that their Common Shares are to be voted against the RSU Plan resolution, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby FOR the RSU Plan resolution.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the unallocated Restricted Share Units issuable pursuant to the RSU Plan.

“BE IT RESOLVED THAT:

(a) the unallocated Restricted Share Units issuable pursuant to the RSU Plan be and are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2028 (provided such meeting is held on or before June 18, 2028); and

(b) any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

1.6	“Say on Pay” Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

The Company’s approach to executive compensation was accepted at the previous shareholder meeting held on June 26, 2024; 65,268,422 (98.47%) of the votes were “for” and 1,011,192 (1.53%) of the votes were “against” the non-binding advisory resolution.

Shareholders are encouraged to review and consider the detailed information regarding the Company’s approach to compensation in “Section 12—Statement of Executive and Director Compensation”.

Shareholders may vote for or against the Say on Pay advisory resolution.

The Board and management recommend voting FOR the Say on Pay advisory resolution.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the Say on Pay resolution.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of the Company’s approach to executive compensation:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s information circular dated May 7, 2025 and delivered in advance of the Meeting.”

11 Torex Gold Resources Inc. | TSX: TXG

2.	ATTENDANCE AND VOTING AT THE MEETING

A registered holder of Common Shares (a “Registered Shareholder”) and a duly appointed proxyholder can attend the Meeting online by going to https://meetnow.global/MTSRDKK.

•

Registered Shareholders can participate in the Meeting by clicking “Shareholder” and entering their 15-digit Control Number before the start of the Meeting. The 15-digit control number is located on the Form of Proxy or in the email notification received with instructions on how to access the Meeting.

•

Duly appointed proxyholders can participate in the Meeting by clicking “Invitation” and entering an Invite Code before the start of the Meeting. Computershare Trust Company of Canada (“Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

•

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders (as defined in this Circular under the heading “Section 6 - Voting by Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders must visit https://www.computershare.com/Torex by 10:00 AM EDT on June 16, 2025 and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email. See the heading “Section 4 - Appointment and Revocation of Proxies” for further information.

It is important that you are connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

Participating at the Meeting

The Meeting will be hosted online and virtually by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information needed to attend the online Meeting is provided below. The Meeting will begin at 10:00 AM EDT on June 18, 2025.

•

Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under the heading “Section 6 - Voting by Non-Registered Shareholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MTSRDKK prior to the start of the Meeting to login. Non-Registered Shareholders who have not appointed themselves to vote at the Meeting, may log in as a guest, by clicking on “I am a Guest” and complete the online form.

•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the

12 Torex Gold Resources Inc. | TSX: TXG

Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 16, 2025 by 10:00 AM EDT. You will receive a confirmation of your registration by email after the Company receives your registration materials. You may attend the Meeting and vote your shares at https://meetnow.global/MTSRDKK during the Meeting. Please note that you are also required to register your appointment at https://www.computershare.com/Torex.

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Non-Registered Shareholders who do not have a 15-digit control number or username will be able to attend as a guest and listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Section 6—Voting by Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

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If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting at the Meeting

A Registered Shareholder, or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. Each Registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at https://meetnow.global/MTSRDKK prior to the start of the Meeting to have their Common Shares voted at the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder must register with Computershare at https://www.computershare.com/Torex after submitting their voting instruction form in order to receive a username (see the information under the heading “Section 6 - Voting by Non-Registered Shareholders” below for details).

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3.	SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by management and the Directors of the Company for use at the Meeting of the Company. References in the Circular to the Meeting include any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, using Notice and Access; however, proxies may also be solicited personally by the Directors and by employees of the Company. The cost of solicitation will be borne by the Company.

The Board of the Company has fixed the close of business on April 29, 2025 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at the address indicated on the envelope accompanying the form of proxy no later than 10:00 AM (EDT) on June 16, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Unless otherwise stated, the information contained in the Circular is as of May 7, 2025. In the Circular, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Registered shareholders and duly appointed proxyholders (including beneficial shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the Internet, please see “Section 2 - Attendance and Voting at the Meeting” for further information.

4.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy are officers and/or Directors of the Company. A shareholder wishing to appoint some other person to represent them at the Meeting, may do so by inserting the person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. The person (the “proxyholder”) appointed does not have to be a shareholder of the Company. The completed and signed form of proxy must be delivered to the office of the Company’s transfer agent, Computershare, no later than 10:00 AM (EDT) on June 16, 2025 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. A proxy can be delivered to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com

A shareholder forwarding the proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares of the Company represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing signed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and delivered to the head office of the Company (Torex Gold Resources Inc., Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2, Attention: Mary Batoff, General Counsel and Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting or in any other manner permitted by law.

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Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders must visit https://www.computershare.com/Torex by June 16, 2025 at 10:00 a.m. (EDT) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

Without a Username, proxyholders will not be able to vote at the Meeting.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

5.	EXERCISE OF DISCRETION BY PROXIES

The persons named in the form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of all the resolutions described above. The form of proxy confers discretionary authority upon the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and with respect to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person(s) named in the proxies.

6.	VOTING BY NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice-and-Access notification, a voting instruction form and the supplemental mailing list and consent for electronic delivery return card (collectively, the “Mailed Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders, and posted the Circular and the accompanying Notice of Annual and Special Meeting on the website found at https:// www.envisionreports.com/HGIQ2025. The Company is not sending the Mailed Materials directly to non-objecting beneficial owners. The Company intends to pay for Intermediaries to deliver the Mailed

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Materials to the objecting beneficial owners. See also “Section 7 – Notice-and-Access” for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Mailed Materials will either:

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be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

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be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, at the appropriate address noted on the form of proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the on-line Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials which has been given to an Intermediary at any time by written notice to the Intermediary. It is important to note that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials which is not received by the Intermediary at least seven days prior to the Meeting.

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Summary of Participant Options for Registered and Non-Registered Shareholders

7.	NOTICE-AND-ACCESS

Securities laws governing the delivery of proxy-related materials permit public companies to advise their shareholders of the availability of the management information circular on an easily accessible website, rather than mailing physical copies. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use and the Company’s carbon footprint, and also reduces the Company’s printing and mailing costs. Therefore, the Company has decided to deliver the Circular to shareholders by posting it on the website found at https://www.envisionreports.com/HGIQ2025. The Circular and related Meeting materials will also be filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com. All shareholders will also receive a Notice-and-Access notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting.

Shareholders who wish to receive paper copies of the Circular may request copies at no cost by calling toll-free at 1-866-962-0498; or, if outside of North America, by calling 514-982-8716, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 647-260-1500.

Requests for paper copies must be received by June 9, 2025, or at least 10 days in advance of any date the Meeting is adjourned to, in order to receive the Circular in advance of the proxy deposit deadline (being 10:00 AM (EDT) on June 16, 2025, or 48 hours prior excluding Saturdays, Sundays and holidays, to any adjourned Meeting date). The Circular will be sent to such shareholders within three business days of their request if such requests are made within the foregoing timeframe.

If you would like more information about the “Notice-and-Access” rules, please contact Computershare Investor Services Inc. toll-free at 1-866-964-0492.

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8.	VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 29, 2025. All such holders of record of Common Shares are entitled either to attend and vote at the on-line Meeting the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Annual and Special Meeting, to attend and vote at the Meeting by proxy the Common Shares held by them. As of May 7, 2025, 86,205,444 Common Shares were issued and outstanding.

To the knowledge of the Directors and executive officers of the Company, as of May 7, 2025, there were no persons, or companies who beneficially owned, directly or indirectly, or exercised control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than:

Name	Number of Common Shares Held(1)	Percentage of Common Shares Issued and Outstanding
BlackRock, Inc.	14,515,909	16.84%

Notes:

(1)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, is based on the filings made on SEDAR+ by the shareholder(s) listed above pursuant to National Instrument 62-103.

9.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2024; (b) proposed nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for the approval of the unallocated share units under the Employee Share Unit Plan and the approval of the unallocated restricted share units under the Restricted Share Plan. See “Section 1.4 – Approval of Unallocated Share Units under the Employment Share Unit Plan” and “Section 1.5 – Approval of Unallocated Restricted Share Units under the Restricted Share Plan”.

10.	CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) sets out best practice guidelines for effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing Directors, specified disclosure of the corporate governance practices must be included in the management information circular.

The Company and the Board recognize the importance of good corporate governance to the long-term success of the Company. While working to provide positive returns to shareholders, the Board is focused on maintaining and enhancing leading governance practices and adopting evolving governance standards appropriate for the size and stage of development of the Company and applying these in a manner consistent with the Company’s organizational purpose and values. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency

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of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s business and affairs at these meetings as well as through ongoing and regular reports and discussions with management on matters within their particular areas of expertise.

The Board has considered the Governance Guidelines and believes that its approach to corporate governance is appropriate and works effectively. The Company continues to monitor developments in Canada and the U.S. with a view to keeping its governance policies and practices current.

The Governance Disclosure Rule mandates the disclosure of the corporate governance practices of the Company, which is set out below.

10.1	Board and Governance Highlights

10.1.1	Execution on Growth Strategy

The Board, through the Technical Committee, continued to provide oversight of the execution of the Media Luna Project (the “Media Luna Project”) which saw significant progress in 2024. As at the end of year, the project was 94% complete, with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan. The total capital expenditure on Media Luna was US $449 million in 2024, within the updated annual project guidance range of US $430 to $450 million for the year.

In mid-February 2025, the start of the four-week tie-in period began for the copper (“Cu”) and iron sulphide flotation circuits as well as the modifications to the processing plant, which was completed on schedule. First copper concentrate production was achieved in late March, with the first shipments of copper concentrate occurring in early April. This milestone marked substantial completion of the project and the beginning of the next chapter in the evolution and growth of Torex as the Company transitions to become both a gold and copper producer.

With more than US $330 million in available liquidity at year end, the Company’s liquidity position far surpasses the remaining estimated project spend of US $60 million for the Media Luna Project in 2025. Following declaration of commercial production in Q2 2025, the Company is expected to pivot back to positive free cash flow generation, allowing for quick repayment of the modest level of debt taken on to fund Media Luna, continued investments in drilling and exploration, investment in the beginning of development at EPO and a planned inaugural return of capital program to be formalized by mid-2025.

Of note, in September the Company released an updated life-of-mine plan for the Morelos Complex, which incorporates the EPO underground deposit following completion of an internal pre-feasibility study, firmly establishing a production profile with a minimum of 450 thousand ounces gold equivalent (“koz AuEq”) from 2026 through 2030 and a reserve life out to at least 2035. EPO upfront capital expenditures are estimated, at the Pre-feasibility Study level of confidence, at US$81.5 million, given the ability to leverage infrastructure associated with the Media Luna Project, including the Guajes Tunnel, conveyor and ore handling systems, paste plant, mineral processing facilities, and power and water infrastructure. EPO will also further complement the Company’s exposure to the Cu market – with 143 million pounds (“Mlb”) at a grade of 1.29% Cu within the inaugural EPO mineral reserve of 781 koz AuEq.

The Company’s investments in drilling and exploration were also successful in 2024, as the Company continued its strategic focus on growing reserves and resources. With approximately 125,000 metres of drilling planned in 2025, almost double the metres drilled in 2024, the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits,

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and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets.

10.1.2	Continuing Focus on ESG

Torex strives to conduct itself in a manner that is true to its organizational purpose statement: to transform finite mineral resources into lasting prosperity by positively impacting all the lives we touch. As such, mining with the highest level of ethics and social responsibility is central to the Company’s business philosophy and ingrained in decision making at all levels of the Company, from the Board and executive team, through to the operations management and individual employees. To reinforce our commitment, one of the Company’s core strategic pillars is to be a leader in responsible mining.

Against the backdrop of this commitment, in 2024 we experienced the loss of two employees and two contractor employees in two separate fatal incidents. These incidents were devastating to the Company, especially given the Company’s previous leading safety record within the mining industry and within Mexico, having just been awarded the Silver Hard Hat award by the Mexican Mining Chamber for having the safest open pit mining operations in the country. In the wake of these events and following comprehensive internal investigations into the various root causes and contributing causes of the fatalities, the Company has embarked on a comprehensive Next Level Safety program with a view to ensuring that the operations resumes its leading safety performance and maintains its prior fatality free status.

Key highlights of the Company’s 2024 and first quarter 2025 initiatives and performance related to responsible mining include:

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As of December 31, 2024 the lost-time injury frequency for the Morelos Complex was 0.61 per million hours worked on a rolling 12-month basis (employees and contractors). Before the fatal incident at the ELG Underground in December 2024, the Company achieved 18 million hours worked lost-time injury free at the ELG Mine Complex.

•	Zero reportable environmental incidents.

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Commitments made under the 2024 community development agreements (“CODECOPs”) were substantially met with the 11 local communities surrounding the Company’s ELG Mine Complex and Media Luna Project. CODECOPs for 2025 were negotiated and signed with the same 11 local communities plus an additional community in close proximity to Media Luna in Q1 2025. The CODECOPs outline the development commitments made by the Company, as prioritized by local communities, and define the roles and responsibilities of the communities and the Company in designing and delivering local development projects.

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For the seventh consecutive year, the Company was awarded the ESR® 2024 Distinction from the Mexican Centre for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) to recognize the Company’s public and voluntary commitment to implement socially responsible management at operations in Mexico.

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Following a full compliance audit for the International Cyanide Management Code (ICMC), which took place in the second quarter of 2024 by a registered ICMC auditor, the Company received full ICMC certification in October.

•	Following a three-year conformance period to adopt the World Gold Council Responsible Gold Mining Principles (RGMP) comprising of 10 principles and 51 sub-principles that address key

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environmental, social and governance issues material to the gold mining sector, the Company published its Year 3 Conformance Report demonstrating full compliance.

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Torex was featured in the pilot episode of a new documentary series by the World Gold Council called ‘The Journey Continues’. The focus of the documentary is how Torex continues to support local communities in Guerrero, and how the Company has created the conditions for young women to rise both inside and outside its operations.

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Over the course of 2024 and early 2025, the Company was notified of various ESG rating and scoring improvements from the previous year from agencies including ISS, Sustainalytics and MSCI. For example, the Company received a rating of ‘AA’ in the MSCI ESG Ratings assessment, an upgrade from its previous assessment of ‘A’, indicating above average ESG management. The Company’s Sustainalytics ESG Risk Rating also improved from 31.5 (‘High Risk’) in 2024 to 26.9 (‘Medium Risk’) in Q1 2025, reflecting ongoing improvement in the management of key ESG risks. In addition, the Company received a ‘C’ score on the CDP Climate Questionnaire and a ‘B+’ score on the CDP Water Questionnaire, the latter of which is higher than the North American and metallic mining industry average. The Company also participated in the S&P Global 2024 Corporate Sustainability Assessment (CSA), and saw an 8-point improvement (52/100 from 44/100) year on year, putting Torex in the 87th percentile of the metals and mining sub-industry.

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For the sixth consecutive year, the Company was recognized as part of The Globe and Mail’s 2025 Report on Business ‘Women Lead Here’ list, in recognition of the Company’s high percentage of women on its executive team, as compared with other Canadian publicly traded companies with annual revenues of greater than $50 million.

For more information on ESG initiatives and performance, see the Company’s ESG Reporting Portal, which is available on the Company’s website at www.torexgold.com.

See also “Safety and Corporate Social Responsibility Committee” in “Section 10.20 – Board Committees”.

10.1.3	Board Composition and Independence

The Board is currently comprised of eight Directors, seven (88%) of whom are independent. Ms. Kuzenko serves as a Director and is also the President and Chief Executive Officer (“CEO”). Mr. Howes serves as non-executive Chair of the Board.

Mr. Slack is not standing for re-election and the seven remaining Directors are nominated for election to the Board at the Meeting. If the Director nominees are elected at the Meeting, six of seven (86%) will be independent Directors.

See also “Section 10.1.4 - Director Nominations 2025” below.

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10.1.4	Director Nominations 2025

At the Meeting, the Company is putting forward seven nominees for election to the Board, six (86%) are independent and one (14%), Ms. Kuzenko, the President and CEO, is not independent. The nominees are Rick Howes, Jody Kuzenko, Caroline Donally, Jennifer Hooper, Jay Kellerman, Rosie Moore and Rodrigo Sandoval.

Information	Rick Howes	Jody Kuzenko	Caroline Donally	Jennifer Hooper	Jay Kellerman	Rosie Moore	Rodrigo Sandoval
Independent	Yes	No	Yes	Yes	Yes	Yes	Yes
Age	67	55	50	60	61	66	49
Gender	M	F	F	F	M	F	M
Tenure (yrs)	5	5	0.6	4	4	4	3
2024 “For” Votes (%)	97.41	99.86	N/A	98.43	98.37	99.87	98.44
Other Public Company Boards	None	1	1	None	None	1	1

See also “Section 11.1 - Director Nominee Profiles” and “Section 11.6 - Majority Voting for Directors”.

Taking into consideration the strategic objectives of the Company, the outcomes of the Board, Committee and Director Assessments and other relevant matters, the Board determined that the seven Directors nominated for election at the Meeting collectively have the capacity and hold the requisite qualifications, skills and expertise to fulfill the responsibilities of the Board, including without limitation, overseeing the key risks and strategic objectives of the Company.

See also “Section 10.7 - Board Succession” and “Section 10.17 - Assessments

10.1.5	Enhanced Diversity

The Company believes that decision-making is enhanced through diversity in the broadest sense, and it has adopted a diversity policy to reflect this principle, including gender, cultural background and age.

At the Meeting held in June 2024, Mr. Tony Giardini did not stand for re-election, the remaining seven Directors were elected to the Board and subsequently, in October 2024, Ms. Donally was appointed to the Board. As such, the percentage of women Directors during the period from June 2023 to 2025 ranges from 37% to 50% and there is one ethnically diverse Director (13%), who was appointed to the Board in 2022. If all seven of the Director nominees are elected at the Meeting to be held in June 2025, four of seven Directors will be women (57%) and one of seven Directors will be ethnically diverse (14%).

	2023/24	2024/25	2025/26*
% of Women Directors	37%	43% - 50%	57%
% of Ethnically Diverse Directors	13%	13% - 14%	14%
Average Age of Directors	59.3 yrs	59.6 yrs	58.3 yrs

*	Assuming election of all Director nominees

The executive team has three of seven (43%) members who are women and one member who is ethnically diverse (14%).

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The Board encourages Directors to provide diversity information in the areas of geographic origin/base, age, gender, race/ethnicity/cultural communities, LGBTQ2S+ and disability to enable assessment of the breadth of diversity on the Board. Guidelines of various proxy advisors and institutional shareholders seek disclosure of this information on an aggregated basis. The Board has determined that disclosure on an aggregated basis may not protect the privacy of the Directors and executives due to the small size of the Board and executive team and accordingly, additional information has not been provided.

See also “Section 10.8 - Diversity Policy”.

10.1.6	Other Governance Highlights

Board Structure and Independence

✓  Majority independent directors

✓  Separate Chair and CEO roles

✓  The Board Chair is independent

✓  All committees are comprised of independent Directors

✓  The Board Chair and CEO meet to review proposed agenda, times and materials for each Board meeting

✓  In camera sessions are held without management present, initially with the Directors and then with only the independent Directors present

Shareholder Rights

✓  All Directors are elected annually

✓  Majority voting for all Directors (in uncontested elections)

✓  Shareholders representing at least 5% of outstanding shares are able to call special meetings

✓  Quorum for a meeting of shareholders is two or more persons holding or representing not less than 25% of the shares outstanding

✓  Advance notice requirement

Board Oversight Responsibilities

✓  Succession planning, including appointing the CEO and monitoring senior management

✓  Reviewing the financial and operational performance of the Company

✓  Integrity of the Company’s internal control and management information systems

✓  Strategic direction of the Company, annual approval of strategic plan and monitoring performance against the approved plan

✓  Ensuring procedures are in place to manage the principal risks of the Company’s business including oversight of the enterprise risk management framework (“ERM”)

Corporate Governance Practices

✓  Annual assessments of the Board, committees and individual Directors

✓  Annual determination of the independence of each Director

✓  Robust share ownership requirements for Directors and executives

✓  Shareholder outreach program

✓  Directors and executives are prohibited from hedging the Company’s securities

✓  Policies include the Code of Business Conduct and Ethics, the Anti-Corruption and Anti-Bribery Policy and the Whistleblower Policy

✓  Only the Board may grant waivers of the Code of Business Conduct and Ethics which would be to the benefit of any Director or executive

✓  Independent third-party whistleblower hotline with capability to communicate in multiple languages

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10.2	Board Composition and Independence

The Board currently consists of eight Directors, seven (88%) of whom are independent based upon the test for Director independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”). Rick Howes, Caroline Donally, Jennifer Hooper, Jay Kellerman, Rodrigo Sandoval, Rosie Moore and Roy Slack are independent Directors.

10.3	Interlocking Directorships

None of the Directors of the Company, nor any of the Director nominees, serve on the same boards of directors of other reporting issuers. There are no interlocking relationships between the Compensation and Human Resources Committee members and the President and CEO of the Company.

10.4	Roles of the Board Chair and President and CEO

The Board has developed written position descriptions for each of the Board Chair and the President and CEO and the mandate of each committee of the Board contains the responsibilities of the Chair of each such committee. Copies of the position descriptions and committee mandates are available on the Company’s website at www.torexgold.com.

The Board Chair is primarily responsible for the management and effective performance of the Board. Mr. Howes, as the current Board Chair, is accountable to provide the Board and management with strategic leadership, vision and technical support by working with the Board and executives to establish, implement and oversee the long and short-range goals, strategies, plans and policies of the Company.

Ms. Kuzenko, as the President and CEO, is primarily responsible for managing the business and affairs of the Company within the corporate policies and mandates and authority limitations established by the Board. The President and CEO is also responsible for ensuring that the business strategies and operational goals of the Company are achieved and for providing leadership, oversight and guidance with respect to the business and operations of the Company. This includes ensuring the alignment of objectives throughout the corporate organization to implement the Company’s strategies and goals consistent with the Company’s core values and the Code of Business Conduct and Ethics of the Company.

10.5	Board Meetings

In connection with meetings of the Board, the Board Chair is responsible for: scheduling meetings of the Board; coordinating the scheduling of committee meetings with the Chairs of the committees of the Board; reviewing matters for consideration by the Board; ensuring that all matters required to be considered by the Board are presented to the Board, such that the Board is able to supervise the management of the business and affairs of the Company; setting the agenda for meetings of the Board; monitoring the adequacy of materials provided to the Board; ensuring that the Board has sufficient time to review the materials provided and to fully discuss the business that is presented to the Board; presiding over meetings of the Board; and encouraging free and open discussion at meetings of the Board.

10.6	Meetings of Independent Directors

At the end of each meeting, as a regular item on each Board and committee agenda, the independent Directors hold an in camera session, at which non-independent Directors and members of management are not in attendance, unless such a session is not considered necessary by the independent Directors present. In 2024, the Board held eight meetings, and an in camera session of Directors, followed by an in camera session of the independent Directors, was held at the end of each meeting.

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See “Section 11.1 - Director Nominee Profiles” for a summary of the attendance record of each Director for all Board and committee meetings held during the year ended December 31, 2024.

10.7	Board Succession

Succession planning for the Board is an ongoing process through the continued assessment of the near term and future needs of the Company and the qualifications, skills and experience of the Directors.

See also “Section 10.1.4 – Director Nominations 2025”, “Section 10.17 - Assessments” and “Section 10.18 – Director Term Limits and Retirement.”

10.8	Diversity Policy

The Company believes that decision-making is enhanced through diversity in the broadest sense and it has adopted a diversity policy (the “Diversity Policy”) to reflect this principle. In the context of an effective Board, diversity includes expression of thought, business experience, skill sets and capabilities. Diversity also includes valuing an individual’s race, colour, gender, age, religious belief, ethnicity, cultural background, economic circumstance, capability, as well as other factors. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in the creation of shareholder value. The Board has determined that meritocracy is a key principle of the Diversity Policy, and this is reflected in Board appointments and employee advancement. In identifying suitable candidates for appointment to the Board or in selecting and assessing candidates for executive positions, candidates are considered on merit against objective criteria regarding required skills and experience, education, expertise and knowledge, with due regard for the benefit of diversity.

The Board is currently comprised of 50% women, which is approximately 12% above the average for companies in S&P/TSX Composite Index, 20% above the average for companies listed on the Toronto Stock Exchange (the “TSX”), and 23% above the average for mining companies listed on the TSX, that provided public disclosure by mid-2024.1 In addition, two of five (40%) of the standing committees of the Board, the Compensation and Human Resources Committee and the Safety and Corporate Social Responsibility Committee, are chaired by a woman and one member of the Board is ethnically diverse (13%). If the Director nominees are elected at the Meeting, the Board will be seven members, four (57%) of whom are women and one (14%) of whom is ethnically diverse.

The seven member executive team has three women members (43%). This is 22% higher than the average for companies listed on the TSX, and 25% higher than the average for TSX-listed mining companies, that provided public disclosure by mid-2024.1

In March 2025, the Company was named as an honouree, for the sixth consecutive year, to the Globe and Mail’s Report on Business “Women Lead Here” list, an annual editorial benchmark to identify best-in-class executive gender diversity in corporate Canada. Established in 2020 by Report on Business magazine, the “Women Lead Here” initiative applies a proprietary research methodology to determine Canadian corporations with the highest degree of gender diversity among executive ranks. In total, 93 companies earned the 2025 “Women Lead Here” seal and Torex was one of only five mining companies to be named to the list.

10.9	Executive Succession Planning

The operational efficiency and future growth of the Company depend on, among other things, having executive roles performed by individuals who have the required capability to fulfill the Company’s

[1]	Osler, 2024 Diversity Disclosure Practices – Diversity and leadership at Canadian public companies

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business strategy and to continuously improve the profitability and productivity of the operations. The Company’s succession planning is intended to mitigate the risks to business growth and continuity due to unexpected departures of individuals from these critical roles.

Two main principles are the foundation of the design of the succession plan: (i) determine the requisite cognitive capability to master the complexity of the work for the level of each role; and (ii) determine the capabilities, education, skills, experience, and other necessary attributes for the individual to be effective in the role. Internal successors are preferred for continuity, including their understanding of the Company’s culture, systems, history and relationships.

The Company’s Executive Team currently has seven members, and there were no changes to structure or roles within the team since 2022.

In 2022, a succession plan was developed for the Executive Team, as well as key roles reporting to the executive team members. The succession plan will be updated and reviewed with the Compensation and Human Resources Committee again in 2025.

10.10	Strategic Planning

The Board oversees the development and implementation of the strategic plan of the Company. The President and CEO leads the process of the development of the strategic plan and implements the plan once approved by the Board. The Company’s key strategic pillars were initially adopted as part of the Board’s 2022 budget approval in December 2021.

Progress on the Company’s strategic plan and longer-term objectives are discussed at each quarterly Board meeting, and periodically, strategic adjustments are made as deemed appropriate by the Board. On an annual basis, the Executive Team undertakes a process to assess and update the Company’s strategy with the input and oversight of the Board. While the strategic pillars have remained largely consistent, in 2024 the strategy was updated to reflect the evolution of the Company’s progress. As such, the Company’s key strategic pillars were updated slightly from 2023 and currently include: deliver Media Luna Project to full production and build EPO; optimize Morelos production and costs; disciplined growth and capital allocation; grow mineral reserves and resources; retain and attract best industry talent; and industry leader in responsible mining.

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The Board’s role also includes a short-term review of the strategy implementation progress through the oversight and approval of the annual budget. In 2024, the updated strategic plan set the context for the approval of the 2025 budget.

10.11	Oversight of Risks and Opportunities

The Board is responsible for ensuring that procedures are in place to appropriately manage the principal business risks of the Company and for reviewing with the executive team the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Company.

The Board fulfills its responsibilities, in part, through its committees, each of which has responsibility for identification, assessment and management of risks and opportunities in areas they oversee. Each committee reports on its activities quarterly to the Board.

•

Audit Committee – oversight of financial risks and opportunities including those associated with tax, hedging, insurance, accounting, cybersecurity, information services and systems, artificial intelligence, financial controls and management reporting

•	Corporate Governance and Nominating Committee – oversight of effective policies and systems to mitigate the risks associated with governance compliance and public disclosure obligations

•	Compensation and Human Resources Committee – oversight of compensation-related risks including designing programs that do not promote unnecessary or excessive risk-taking

•

Safety and Corporate Social Responsibility Committee – oversight of key sustainability risks and opportunities including those associated with maintaining a healthy and safe workplace, environmentally sound and responsible resource development, positive community relations and social harmony, and the protection of human rights

•

Technical Committee – oversight of technical risks and opportunities including those associated with new major exploration, development, operating, or new business activity, mineral reserve and resources estimation and disclosure, and proposed projects

In addition, the Company has an overarching enterprise risk management (“ERM”) framework. The ERM is formulated through a process of risk identification, analysis and evaluation taking into consideration likelihood and impact of various risks materializing, the ability to mitigate, and where mitigation is possible, determination and selection of mitigation measures, followed by an evaluation of the residual risk. The ERM is enhanced by a formal ERM Policy adopted by the Board and management’s robust framework for the design, implementation, monitoring and review of risk management activities throughout the Company. Each quarter, management reports to the Board on ERM activities, developments in key risks and the emergence of any new risks. In addition, annually, management reports to the Board on the key risks and opportunities for the business and the mitigation measures to manage such risks.

10.12	Shareholder Feedback

The Board oversees a communications policy for the Company to facilitate communications with investors and other interested parties. The investor relations program is under the direction of Ms. Kuzenko as President and CEO. The program includes responding to questions from or meeting with shareholders or potential investors, analysts and investment fund managers; giving presentations at investor conferences

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and Company organized events; providing briefing sessions for analysts, investment fund managers, members of the press and the public to discuss reported financial results and other announcements by the Company; and site visits when circumstances permit. Shareholders, other stakeholders and the public are informed of developments in the Company by the issuance of news releases and publications by the Company, communications through social media and earned media, and face-to-face meetings where appropriate. The Board receives regular reports on the investor relations program and investor feedback from management.

In order to further strengthen the Board’s relationships with key shareholders, the Company has a formal Board shareholder engagement program. In early 2025, the Board Chair and other members of the Board met with a number of the Company’s largest shareholders, representing a combined 16% of Common Shares outstanding.

Shareholders may also communicate directly with the Company’s independent Directors by writing to the Board Chair or a committee chair through the General Counsel and Corporate Secretary: Torex Gold Resources Inc., Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario, M5A 2X2, Attention: General Counsel and Corporate Secretary, email: Mary.Batoff@torexgold.com.

10.13	Orientation and Continuing Education

New members of the Board are provided with:

•	information respecting the functioning of the Board and its committees and a copy of the Company’s corporate governance policies, codes and mandates;

•	recent, publicly filed documents of the Company; and

•

information sessions about the Company in the areas of strategic goals, enterprise risk management and crisis management, the Media Luna Project, Morelos Property exploration program, operations, finance, political and regulatory environment, people systems, responsible strategy, and governance policies and mandates.

Directors are encouraged to communicate with management and the auditor; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. In addition, Directors are regularly invited to attend meetings of committees of which they are not members thereby providing development opportunities for Directors.

The Company will pay for any Director who wishes to become accredited by the Institute of Corporate Directors (“ICD”) as a certified director. Ms. Kuzenko and Ms. Hooper have completed the course and hold the ICD.D designation. In 2024 and early 2025, all the Directors also received:

•	a presentation on the global copper market from a multinational commodity trading firm;

•	a presentation on geological deposits relevant to the Morelos Property from a geologist with extensive experience in gold and silver exploration in Mexico;

•	an update on current market trends in executive and director compensation and review of current and growing best practices from the Company’s independent compensation consultant;

•	a presentation on the Mexican political landscape and risk environment from a specialist consultancy firm; and

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•	a presentation on electronic trading from a Canadian financial institution.

During site visits, Board members attend corporate presentations. See Section 10.14 - Site Visits”. Board members also have full access to the Company’s records.

10.14	Site Visits

The Directors visited the Morelos Property in 2024 and May 2025. The 2024 visit included tours of the El Limón Pit, ELG Underground Mine and Guajes Tunnel, processing facilities, surface construction area, the core shack and the Media Luna development. The 2025 site visit included tours of the recently commissioned Media Luna mine and enhanced processing plant with a new copper concentrate circuit, the Guajes Tunnel and conveyor, the ELG Underground Mine and core shack. The Directors receive presentations on the progress of operations, corporate responsibility projects, site security and development and exploration projects. Ms. Hooper and Mr. Kellerman were unable to attend the 2024 site visit due to personal circumstances beyond their control; however, they attended the site visit in 2022. All Directors attended the 2025 site visit other than Mr. Slack due to personal circumstances beyond his control.

10.15	Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, executives and other employees. A copy of the Code is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the Company’s website at www.torexgold.com, and can also be obtained by request to the General Counsel and Corporate Secretary of the Company at the Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2.

The Audit Committee is responsible for monitoring compliance with the Code. In accordance with the Code, Directors, senior officers and other employees should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law, or the Code, promptly to their supervisor. If reporting a concern or complaint to a supervisor is not possible or advisable, or if reporting it to a supervisor does not resolve the matter, the matter should be addressed with the Chief Financial Officer, the General Counsel, or the Company’s whistleblower hotline provided through ClearView ConnectsTM. The Audit Committee monitors compliance of the Code by obtaining reports from the Chief Financial Officer, the General Counsel, and ClearView ConnectsTM as to any matters reported under the Code.

The Board takes steps to ensure that Directors, executives and other employees exercise independent judgment in considering transactions and agreements in respect of which a Director, executive or other employee of the Company has a material interest. This, includes ensuring that Directors, executives and other employees are thoroughly familiar with the Code and, the rules concerning reporting conflicts of interest and obtaining direction from their supervisor or Chief Financial Officer and/or the General Counsel regarding any potential conflicts of interest. All Directors, executives, senior management and staff employees of the Company have acknowledged that they have read and adhered to the Code.

In addition, in 2024, a new Supplier Code of Conduct was published to the Company’s website, which establishes the minimum standards of conduct expected from our suppliers in all business activities conducted with or on behalf of the Company. A provision is now included in standard contracts with suppliers that they have read, understood and agree to abide by the provisions of the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and professional rules; providing guidance to Directors, executives and employees to help them recognize and deal with ethical issues; promoting a

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culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

10.16	Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act in the best interests of the Company. In discharging its mandate, the Board is primarily responsible for the oversight and review of the development of, among other things, the following matters:

•	succession planning, including appointing, training and monitoring senior management;

•	annually considering the additional skills and competencies that would be helpful to the Board;

•	reviewing the financial and operational performance of the Company;

•	the strategic planning process of the Company;

•	the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	the integrity of the Company’s internal control and management information systems; and

•	if the Chair of the Board is not independent, appointing a Lead Director.

The Board may at any time retain outside financial, legal or other advisors at the expense of the Company and any Director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual Directors, and as such, a Board, Committee and Director Review Process is conducted (see “Section 10.17—Assessments”).

The Board discharges its responsibilities directly and through its standing committees, currently consisting of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Safety and Corporate Social Responsibility Committee and the Technical Committee. Other committees may be appointed from time to time to carry out mandates as approved by the Board.

A copy of the Mandate of the Board setting out the Board’s mandate and responsibilities and the duties of its members is attached as Schedule C to the Circular. The Mandate of the Board, as well as the mandates of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Safety and Corporate Social Responsibility Committee and the Technical Committee, are available on the Company’s website at www.torexgold.com.

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10.17	Assessments

The Board is responsible for monitoring and assessing its function and effectiveness, composition, operation, and the performance of individual Directors. Each committee of the Board and the Board of the Company regularly monitors compliance with its respective mandate. The Corporate Governance and Nominating Committee, in accordance with its mandate, reviewed the compliance record for 2024 maintained by each committee and the Board to confirm each committee and the Board were fulfilling their respective mandates.

The Board has a Board, Committee and Director Review Process (“Review Process”). The Review Process provides each Director with an opportunity to evaluate the performance of the Board, the committees, individual Directors, and the leadership of the Chair, and to make suggestions for improvements, if applicable. This assessment is conducted on an annual basis through one-on-one interviews conducted by the Corporate Governance and Nominating Committee Chair with each Director, using the Review Process questionnaire as a guide for the discussions. The Corporate Governance and Nominating Committee Chair completes the interviews, provides the feedback to Corporate Governance and Nominating Committee for review and discussion, and a summary of the results is reported to the Board.

10.18	Director Term Limits and Retirement

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a Director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such, would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors Director performance through regular assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, in camera meetings with only independent Directors in attendance, as well as through continuing education initiatives.

On a regular basis, the Company analyzes the skills and experience necessary for the Board to best guide the Company’s strategy and fulfill the Board’s duties and responsibilities and evaluates the need for Director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

The Board has a retirement policy whereby non-executive Directors may not stand for re-election to the Board at the next annual meeting of shareholders after they turn 75 years of age and executive Directors must submit their resignation as a Director to the Board upon the termination of their employment with the Company. The Board may, however, extend a Director’s term upon the recommendation of the Corporate Governance and Nominating Committee, if the Corporate Governance and Nominating Committee believes that it is appropriate and in the Company’s best interest to do so.

10.19	Loans to Directors

The Company does not make personal loans to its Directors or executives. There are no loans outstanding from the Company to any of its Directors or executives.

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10.20	Board Committees

The current membership of the standing committees of the Board is set out below:

Board Committee	Committee Members	Status

Audit	Rodrigo Sandoval (Chair) Caroline Donally Rick Howes	Independent Independent Independent

Compensation and Human Resources	Jennifer Hooper (Chair) Caroline Donally Jay Kellerman	Independent Independent Independent

Corporate Governance and Nominating	Jay Kellerman (Chair) Jennifer Hooper Rodrigo Sandoval	Independent Independent Independent

Safety and Corporate Social Responsibility	Jennifer Hooper (Chair) Rosie Moore Roy Slack	Independent Independent Independent

Technical	Roy Slack (Chair) Rick Howes Rosie Moore	Independent Independent Independent

Audit	Committee

The Audit Committee is appointed by the Board to assist the Corporation and the Board in fulfilling their respective obligations relating to the integrity of the internal financial controls and financial reporting of the Corporation, compliance with legal and regulatory requirements regarding financial reporting, the external auditor’s qualifications, independence and performance, corporate conduct relating to the internal controls and financial reporting of the Corporation, the performance of internal audit functions and oversight of financial risk and information technology risk management. The external auditor of the Company reports directly to the Audit Committee and meets in camera with the Audit Committee at the end of each quarterly meeting.

The Audit Committee is currently comprised of Rodrigo Sandoval (Chair), Caroline Donally and Rick Howes. Mr. Tony Giardini (former Director) served on the Audit Committee to June 26, 2024 and Mr. Kellerman served on the Committee from June 26, 2024 to September 30, 2024. The Audit Committee held five meetings in 2024, and there was full attendance at each meeting.

Mr. Sandoval, Ms. Donally, Mr. Howes and Mr. Kellerman are all independent Directors and “financially literate” within the meaning of NI 52-110. Canadian securities laws do not include a definition of “financial expert”, however an issuer may voluntarily appoint a financial expert to their audit committee and publicly disclose this fact in order to conform with best practices. The Board has determined that each of Mr. Sandoval and Ms. Donally is an audit committee financial expert based on Mr. Sandoval’s education and extensive financial experience including in extractive industries and Ms. Donally’s education, professional qualification and extensive international experience in commerce and financing, including in extractive industries.

Further information regarding the Company’s Audit Committee is contained in the Company’s current annual information form, under the heading “Audit Committee”. A copy of the Audit Committee mandate is attached to the annual information form as Schedule B. The Company’s annual information form is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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Key activities of the Audit Committee in 2024 include:

•	Financial Reporting and Internal Controls

•	Reviewed the audited annual consolidated financial statements and the related management’s discussion and analysis (“MD&A”) and news release, and made recommendations to the Board for approval

•	Reviewed and approved the quarterly consolidated financial statements and related MD&A, news releases and earnings presentations

•	Reviewed quarterly key accounting matters, judgements and estimates

•	Received and discussed a report from the CFO on the adequacy and effectiveness of internal control over financial reporting and disclosure controls and procedures

•	Oversight of the internal audit function and investment policy

•	Independent Auditor

•	Received and discussed KPMG’s 2024 audit plan and approved the services and made a recommendation to the Board to approve the fee thresholds

•	Received a report on and discussed with KPMG the results of the annual audit and quarterly reviews

•	Reviewed the performance and fees of KPMG and recommended to the Board their re-appointment

•	Financial Risk Management

•	Received reports on progress of internal audits set out in the 2024 internal audit plan, including the audit results and management’s progress in completing action plans

•	Received quarterly reports on IT systems, including the Company’s planning and implementation of phase 2 of the enterprise resource planning project (One ERP) and cyber security

•	Reviewed with management and endorsed on behalf of the Board, an IT Security Policy

•	Received quarterly reports on copper concentrate readiness including logistics and concentrate sales contracts

•	Received a report on the placement and annual renewal of insurance and review of the construction insurance coverage

•	Reviewed and made recommendations to the Board on the Company’s hedging strategy and monitored implementation on a quarterly basis

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Compensation and Human Resources Committee

The Compensation and Human Resources Committee is appointed by the Board to assist in setting Director and executive compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable. The Compensation and Human Resources Committee is guided by the following principles: to offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and budget approved by the Board; align executive decision making with the best interests of the Company and in turn shareholders; establish a clear relationship between pay and performance; and to act in the best interests of the Company by being financially responsible.

The Compensation and Human Resources Committee is currently comprised of Jennifer Hooper (Chair), Caroline Donally and Jay Kellerman, each of whom is an independent Director. Mr. Giardini (former Director) served on the Compensation and Human Resources Committee to June 26, 2024 and Mr. Howes served on the Committee from June 26, 2024 to September 30, 2024. The Compensation and Human Resources Committee held seven meetings in 2024, and there was full attendance at each meeting.

Key activities of the Compensation and Human Resources Committee in 2024 include:

•	Governance

•	Reviewed risks associated with the Company’s compensation policies and programs

•	Kept apprised on recent developments and emerging trends in executive compensation

•	Reviewed the quality and effectiveness of the independent compensation consultant (“ICC”) services and provided feedback

•	Reviewed the Statement of Executive and Director Compensation in the management information circular and approved it for recommendation to the Board

•	Short Term Objective Setting, Monitoring and Payouts

•

Reviewed the 2023 corporate and individual performance against objectives for the short-term incentive plan (“STIP”) and made recommendations to the Board for approval of STIP award to executives that were paid in 2024

•	Reviewed and made recommendations to the Board on the 2024 STIP objectives

•	Received regular reports over the year on progress towards achieving the 2024 STIP objectives and scoring mechanism

•	Received for discussion, the initial proposals for the 2025 STIP objectives and scoring mechanism

•	Reviewed the structure of the STIP program, to confirm alignment with strategic objectives

•	Long Term Incentive Plan (LTIP) Monitoring and Payouts

•	Reviewed the companies included in the performance peer group and maintained the group for 2024

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•	Reviewed the outcome of the 2021-2023 performance share units under the Company’s ESU Plan

•	Reviewed and made recommendations to the Board on the awards under the ESU Plan for the 2024-2026 grant term/performance period

•	Monitored the status of current awards under the ESU Plan for the 2022-2024, 2023-2025 and 2024-2026 grant term/performance periods

•	Compensation Changes

•	Made recommendations to the Board on executive compensation aligned with competitive analyses

See also “Section 12 - Statement of Executive and Director Compensation”.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“CGN Committee”) is appointed by the Board to promote a culture of integrity throughout the Company, to assist the Company in identifying and recommending new nominees for election to the Board and to assist the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws.

The CGN Committee is comprised entirely of independent Directors. Jay Kellerman (Chair), Jennifer Hooper and Rodrigo Sandoval are the current members of the Corporate Governance and Nominating Committee. The CGN Committee held four meetings in 2024, and there was full attendance at each meeting.

Key activities of the CGN Committee in 2024 include:

•	Board, Committee and Director Assessments

•	Reviewed the effectiveness of the Board and the committees in fulfilling their respective mandates

•	Considered standing committees of the Board and the composition of the committees and made recommendations to the Board appointment of Committee Chairs and Committee members

•	Assessed Board and Committee effectiveness

•	Disclosure

•	Reviewed and approved for recommendation to the Board the disclosure of governance practices of the Company in the 2024 management information circular

•	Director Education

•	Oversaw the selection of education sessions for 2024 and 2025 and proposed topics for future sessions

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Safety and Corporate Social Responsibility Committee

The Safety and Corporate Social Responsibility Committee (the “Safety & CSR Committee”) is appointed by the Board to assist the Company and the Board in the furtherance of the Company’s commitments to maintaining a healthy and safe workplace as well as environmentally sound and responsible resource development, positive community relations and social harmony, and the protection of human rights. The mandate of the Safety and CSR Committee includes responsibilities to assist with the development and review of annual strategic plans on responsible mining, including the development of short, medium, and long-term sustainability targets; reviewing the CSR performance of the Company, including in relation to public commitments, goals, and targets; and considering and recommending improvements to CSR-related policies and practices of the Company.

The Safety & CSR Committee is comprised of Jennifer Hooper (Chair), Rosie Moore and Roy Slack, each of whom is an independent Director. The Safety & CSR Committee held five meetings in 2024, and there was full attendance at each meeting.

Key activities of the Safety & CSR Committee in 2024 include:

•	Operations

•	Reviewed with management the reports on the results of investigations of fatal incidents that occurred in August and December

•	Reviewed quarterly reports regarding health and safety and environmental matters

•	Received a report from management on BEV safety considerations associated with the respective supplier equipment

•	Risk Management

•	Oversight of the enhancement of the Health and Safety Management System including greater focus on fatality prevention and implementation of personal safety plans

•	Reviewed and discussed risk identification, monitoring and mitigation activities

•	Legal and Regulatory

•	Monitored compliance with permits and health, safety and environmental laws and regulations

•	Monitored changes in health, safety and environmental laws and regulations

•	Monitored progress in obtaining/renewing permits

•	Sustainability Management Framework

•

Monitored management’s progress in achieving compliance within the Responsible Gold Mining Principles (RGMPs), achieving certification within the required timeline of the International Cyanide Management Code (ICMC), and progress in achieving compliance with the Global Industry Standard on Tailings Management (GISTM)(target end of 2027)

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•

Received the Filtered Tailings Storage Facility Annual Monitoring Report from the independent engineer, and together with the Technical Committee, met with the engineer to discuss the results of the report

•	Received updates on the Company’s progress on its Climate Change strategy and commitments to reduce absolute Scope 1 and Scope 2 GHG emissions by 10% by 2030

•	Community

•	Monitored renewal of community development agreements and fulfilling commitments

•	Security

•	Reviewed with management and endorsed on behalf of the Board, a Security Policy regarding the safety, security and well-being of personnel and the security of the Company’s operations and assets

•	Supply Chain Ethical Standards

•	Reviewed with management and on behalf of the Board endorsed a Supplier Code of Conduct Policy

•	Disclosure

•	Received regular updates on engagement with ESG rating agencies and scoring results

•

Reviewed and recommended to the Board the approval of the 2023 Responsible Gold Mining Report and the Company’s inaugural disclosure under Canada’s new Fighting Against Forced Labour and Child Labour in Supply Chains Act

Technical Committee

The Technical Committee was established to provide a forum for the review and discussion of policies, processes and activities of the Company of a technical nature to assist the Board in fulfilling its oversight responsibilities from a strategic, technical risk, and governance perspective.

The Technical Committee is comprised of three independent Directors, Roy Slack (Chair), Rick Howes and Rosie Moore. The Technical Committee held four meetings in 2024, and there was full attendance at each meeting.

Key activities of the Technical Committee in 2024 include:

•	Technical

•

Received quarterly reports from management on the progress of the Media Luna Project, including safety performance, the progress of the workforce transition plan and the operational readiness plan, and risks mitigation and opportunities

•

Received the Filtered Tailings Storage Facility Annual Monitoring Report from the independent engineer, and together with the Safety and CSR Committee, met with the engineer to discuss the results of the report

•	Reviewed with management the updated life of mine plan

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•

Reviewed each mineral resource estimate and mineral reserve estimate with the ‘qualified person’ (as defined under National Instrument 43-101 – Standards for Disclosure of Mineral Projects) who prepared or supervised the preparation of the estimate

•

Reviewed with management the internal PFS study of the EPO deposit, including the integration of EPO into the mine plan, risks mitigation and opportunities, and reviewed the inaugural reserve estimate on EPO with the qualified person

•	Strategic

•

Received quarterly reports and provided feedback on the progress on key strategic initiatives, the development of an exploration system workflow, exploration programs for ELG and Media Luna and district exploration, the five-year strategic exploration plan and longer term plan to maintain annual metal production beyond 2030

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11.	INFORMATION ABOUT DIRECTOR NOMINEES

11.1	Director Nominee Profiles

The following profiles set forth information about each Director nominee, including share ownership in the Company. Each nominee has also been involved in the mining or natural resources sector as part of management, a director or an advisor, and has skills and experience that are important in fulfilling a Director’s responsibilities as a member of the Board. For more information on Share Ownership Guidelines see page 59.

Richard (Rick) A. Howes – Board Chair
Independent: Yes Age: 67 Location: Sudbury, Ontario, Canada Director since: June 17, 2020 2024 election results: 97.41% Votes For	Qualifications Bachelor of Applied Science with Honours in Mining Engineering, Queen’s University, Kingston, Ontario Member of the Institute of Corporate Directors

Rick Howes serves as Board Chair of the Company. Mr. Howes was President and Chief Executive Officer of Reunion Gold Corporation from January 1, 2023 until July 15, 2024, and a professional corporate director from June 2020 to March 2023. He is a seasoned senior mining executive with over 40 years of experience in the mining industry. He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame.	His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally. Mr. Howes joined Dundee Precious Metals in early 2009. He was General Manager and Executive Director of the Chelopech mine until November 2010 when he was appointed Executive Vice President and Chief Operating Officer until April 2013, when he was appointed President and Chief Executive Officer. He served in that role until his retirement in May 2020.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Mining Operations	Mine Development & Construction
Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance
Sustainability	Communications/IR	Compensation/HR	IT/Cyber/Digital

2024 Board/Committee Membership**	2024 Attendance		Other Public Board Memberships and Interlocks*
Board of Directors (Chair)	8 of 8	100%	None
Compensation and HR Committee	5 of 5	100%
Audit Committee	3 of 3	100%
Technical Committee	4 of 4	100%

Note: Mr. Howes was appointed a member of the Audit Committee on June 26, 2024. He was also a member of the Compensation and HR Committee until the appointment of Caroline Donally on October 1, 2024.

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
23,285	13,231	1,591,732	468,829	Yes

39 Torex Gold Resources Inc. | TSX: TXG

Jody L.M. Kuzenko – President and Chief Executive Officer
Independent: No Age: 55 Location: Sudbury, Ontario, Canada Director since: June 17, 2020 2024 election results: 99.86% Votes For

Qualifications

Bachelor of Laws from the University of Western Ontario, London, Ontario and an Honours Bachelor of Arts from McMaster University, Hamilton, Ontario

Certified Director, Institute of Corporate Directors

Jody Kuzenko serves as President and Chief Executive Officer having been appointed to the position in June 2020. She joined the Company as Chief Operating Officer in October 2018. She is a mining executive with over 20 years of operational and business experience, mainly acquired at Vale Canada Limited (formerly Vale Inco and Inco Limited). She has a proven record of execution and leadership in the areas of base metals refining, sustainability, energy, safety, health and environmental protection, transport functions, oxygen and acid plants, maintenance shops, and community, labour and government relations.

Ms. Kuzenko joined Vale as Chief Legal Officer in 2004 and in 2009 moved to the operational side of the business where she held roles of increasing responsibility in operations management until July 2018.

Her most recent role with Vale was Director, Business Strategy, Ontario Operations of Vale.

Ms. Kuzenko is also a founding Advisory Board member of the Centre for Research in Occupational Safety and Health at Laurentian University, and sits on the board of directors of the World Gold Council and The Mosaic Company. Previous Board experience includes the Greater Sudbury Chamber of Commerce, Association of Major Power Consumers of Ontario and Industrial Gas Users Association, Canada.

In 2020, she was named one of the ‘Top 100 Global Inspirational Women in Mining’ by Women in Mining UK as well as one of the ‘2020 Names to Know’ by CIM Magazine.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Mining Operations	Mine Development & Construction
Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance
Sustainability	Legal/Regulatory	Communications/IR	Compensation/HR
IT/Cyber/Digital

2024 Board/Committee Membership	2024 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	8 of 8	100%	The Mosaic Company No interlocks

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
198,572	334,668	23,243,932	5,903,476	Yes

40 Torex Gold Resources Inc. | TSX: TXG

Caroline Donally Independent: Yes Age: 50 Location: Houston, Texas, U.S.A. Director since: October 1, 2024 2024 election results: N/A

Qualifications

Chartered Accountant (South Africa)

Bachelor of Commerce (Accounting) from the University of the Witwatersrand

Bachelor of Accounting Science (Honours) from the University of South Africa

Ms. Donally is currently a Managing Partner in mining private equity at Sprott Inc. and Managing Partner of Sprott Private Resource Streaming and Royalty Corp, where she sits on both the Environment, Social, and Governance and Investment Committees. Prior to joining Sprott, she was Managing Director of Denham Capital Management LLP, where she managed a global investment portfolio in excess of $1 billion, and held previous positions at Rand Merchant Bank, Investec, and BDO Spencer Steward. Her extensive Board experience covers exploration, development, and producing assets across North America, Africa, and South America and she currently serves on the board of directors of Major Drilling Group International where she is a member of both the Audit Committee and Environment, Health and Safety Committee.

She is highly regarded within the mining industry and has twice been named one of the “100 Global Inspirational Women in Mining”.

Ms. Donally previously served as a director of Highland Copper Company Inc., and chair of its Audit Committee and member of its Governance and HR Committee, and as director of Turquoise Hill Resources Ltd.

The Board has determined that Ms. Donally is an audit committee financial expert based on her education, professional qualification and extensive international experience in commerce and financing, including in extractive industries.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Financial/Audit	Governance
Sustainability	Strategy, Corporate Finance and M&A	Communications/IR	Compensation/HR

2024 Board/Committee Membership	2024 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	2 of 2	100%	Major Drilling Group International Inc. No Interlocks
Audit Committee	1 of 1	100%
Compensation and HR Committee	2 of 2	100%

Note: On October 1, Ms. Donally was appointed to the Board of Directors, Audit Committee, and Compensation and HR Committee.

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
2,000	6,513	371,082	149,650	N/A

41 Torex Gold Resources Inc. | TSX: TXG

Jennifer J. Hooper Independent: Yes Age: 60 Location: Toronto, Ontario, Canada Director since: June 29, 2021 2024 election results: 98.43% Votes For

Qualifications

Master of Science, Civil Engineering (Environmental) from Queens University, Kingston, Ontario, Bachelor of Science in Chemical Engineering from the University of Waterloo, Waterloo, Ontario

Certified Director, Institute of Corporate Directors

Jennifer Hooper is a professional corporate director. Prior to June 2022, Ms. Hooper was the CEO of the Academy for Sustainable Innovation (“ASI”), a not-for-profit organization whose mission is to promote and deliver new educational pathways to accelerate Canada’s transition to a low carbon socially inclusive economy. Ms. Hooper has almost 30 years’ experience in safety, health, environment, and sustainability. Prior to joining ASI, Ms. Hooper served in senior leadership positions at Vale Canada and Vale S.A. Her most recent role with Vale was as lead of the global health and safety function, focusing on fatality, injury and illness prevention and employee and community health.	Prior to this, Ms. Hooper held senior leadership positions in safety, health, environment, and sustainability at Vale, as VP Sustainability Global Base Metals; VP Sustainability and Human Resources; VP Sustainability, Nickel Business; and as Director, Regulatory Affairs. Previous roles include E.I DuPont, and director positions in the Ontario Government, in the Ministry of Labour and Ministry of Environment.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Mining Operations	Mine Development & Construction
Strategy, Corporate Finance and M&A	Financial/Audit	Governance	Sustainability
Communications/IR	Compensation/HR	IT/Cyber/Digital

2024 Board/Committee Membership	2024 Attendance			Other Public Board Memberships and Interlocks
Board of Directors	8 of 8	100%		None
Safety and CSR Committee (Chair)	5 of 5	100%
Compensation and HR Committee (Chair)	3 of 3 4 of 4	100 100	% %
Corporate Governance and Nominating Committee

Note: Ms. Hooper was appointed to the Compensation and HR Committee on June 26, 2024.

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
8,238	41,563	2,170,826	437,427	Yes

42 Torex Gold Resources Inc. | TSX: TXG

Jay C. Kellerman Independent: Yes Age: 61 Location: Toronto, Ontario, Canada Director since: June 29, 2021 2024 election results: 98.37% Votes For	Qualifications Bachelor of Laws from the University of Windsor, Windsor, Ontario

Jay Kellerman is a partner with Stikeman Elliott LLP and a member of the Mergers & Acquisitions and Capital Markets Groups and served as the Managing Partner of Stikeman Elliott’s Toronto office from 2012 to 2018. Mr. Kellerman practices principally in the areas of corporate finance and securities law, significantly in the resource sector. With more than 35 years’ experience, his clients include public companies, investment banks, investors, boards of directors and special committees. He is also highly regarded for advising on strategic direction and growth, in addition to his transactional services.	Mr. Kellerman is recognized as a leader in his field by such authorities as Who’s Who Legal, as a Noble Practitioner Capital Markets: Equity, and M&A by International Financial Law Review’s IFLR1000: The Guide to the World’s Leading Financial Law Firms 2020, and as a leading lawyer in Corporate Finance and Securities, Corporate Commercial, M&A, and Mining by The Canadian Legal Lexpert Directory 2020.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Strategy, Corporate Finance and M&A	Financial/Audit
Governance	Legal/Regulatory	Communications/IR	Compensation/HR

2024 Board/Committee Membership	2024 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	8 of 8	100%	None
Audit Committee	4 of 4	100%
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Compensation and HR Committee	7 of 7	100%

Note: Mr. Kellerman served on the Audit Committee until the appointment of Caroline Donally on October 1, 2024.

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
14,840	41,563	2,458,607	543,915	Yes

43 Torex Gold Resources Inc. | TSX: TXG

Rosalie (Rosie) C. Moore Independent: Yes Age: 66 Location: Park City, Utah, U.S.A. Director since: June 29, 2021 2024 election results: 99.87% Votes For	Qualifications Bachelor of Science and Master of Science degrees in Geology from Kent State University, Kent, Ohio

Rosie Moore is an independent corporate director, an exploration geologist and analyst whose 30 plus-year career in mining and metals began as a site exploration geologist on projects in Nevada, Yukon, Peru and Labrador, before taking on corporate management and analyst roles at Diamond Fields Resources Inc., Yorkton Securities, Pan American Silver Corp. and Bear Creek Mining Corporation. She then transitioned into an investment and capital markets focus as a partner/analyst with Geologic Resource Funds, a Boston-based, mining-focused, globally invested equity hedge fund.	Ms. Moore serves as a director of Trifecta Gold Ltd. Ms. Moore was formerly a director of Continental Gold Ltd. and Evergold Corp. She also served as CEO and a director of Geoinformatics Exploration Inc., managing its take-over of Rimfire Minerals Corporation to yield Kiska Metals Corporation and served as a director (2013 to 2016) and as interim CEO and President 2015 to 2016) of Dolly Varden Silver Corp.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Mining Operations	Mine Development & Construction
Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance
Sustainability	Communications/IR

2024 Board/Committee Membership	2024 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	8 of 8	100%	Trifecta Gold Ltd. No Interlocks
Safety and CSR Committee	5 of 5	100%
Technical Committee	4 of 4	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?
17,589	37,974	2,421,991	543,095	Yes

44 Torex Gold Resources Inc. | TSX: TXG

Rodrigo Sandoval Independent: Yes Age: 49 Location: Mexico City, Mexico Director since: August 3, 2022 2024 election results: 98.44%

Qualifications

Bachelor of Economics, Instituto Tecnológico Autónomo de México (“ITAM”), Mexico City

Master of Business Education, Yale School of Management, New Haven, Connecticut, and Post Graduate Certificate in Corporate Finance, ITAM, Mexico City

Leadership Program in Exponential Technology and Innovation, The Singularity University, Santa Clara, California

Rodrigo Sandoval is the Chief Financial Officer at Grupo Gigante SAB de C.V., a role he has held since 2018. Mr. Sandoval is a seasoned executive based in Mexico with almost 25 years of experience in corporate finance, primarily in the resource and infrastructure sectors. Mr. Sandoval previously spent 10 years at Grupo Mexico (Mining, Transportation, and Infrastructure), first as Finance Director, and more recently as Corporate Chief Financial Officer. Prior to that, he held senior roles in the pharmaceutical industry and in banking.

Through his career, Mr. Sandoval has developed strong financial institutional relationships and extensive experience in financial planning, controllership, economic valuation, and corporate finance. He has also participated in several important capital market transactions, including significant bond issuances, M&A transactions and preparation for initial public offerings.

Mr. Sandoval holds an MBA from the Yale School of Management, a Post Graduate Certificate in Corporate Finance from ITAM, Mexico and a Bachelor of Economics from ITAM, Mexico.

The Board has determined that Mr. Sandoval is an audit committee financial expert based on his education, and extensive financial experience including in extractive industries.

Key Areas of Expertise/Experience

Board Experience	Senior Management	Mining Operations	Mine Development & Construction
Strategy, Corporate Finance and M&A	Financial/Audit	Governance	Sustainability
Communications/IR	Compensation/HR	IT/Cyber/Digital

2024 Board/Committee Membership	2024 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	8 of 8	100%	Grupo Gigante SAB de C.V. No Interlocks
Audit Committee	5 of 5	100%
Corporate Governance & Nominating Committee	4 of 4	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price May 5, 2025(4)	Value Per Company Policy May 5, 2025(5)	Share Ownership Guidelines Met?(6)
8,466	30,306	1,690,071	378,103	Yes

45 Torex Gold Resources Inc. | TSX: TXG

Notes to the share ownership table at the bottom of each Director profile:

(1)	For additional compensation information, see “Section 12 - Statement of Executive and Director Compensation” (including the Share Ownership Guidelines on page 59).
(2)	“Independent” refers to the standards of independence under National Instrument 52-110 – Audit Committees.
(3)

“Common Shares Held” refers to the number of Common Shares beneficially owned, controlled or directed (directly or indirectly) by the Director as at May 5, 2025. The number of Common Shares held by each Director nominee is in each case based on information provided by such nominee. “Share Units Held” refers to the total number of RSUs, PSUs and Restricted Share Units, as applicable, held by each Director nominee. Income tax will be payable on the redemption of the vested RSUs, PSUs and Restricted Share Units, as applicable. For current holdings of Common Shares and vested RSUs and Restricted Share Units, as applicable, see also “Section 12.3(c) – Compensation-Related Governance - Share Ownership Guidelines”.

(4)	“Value at Market Price – May 5, 2025” is calculated by multiplying the number of Common Shares Held and Share Units Held by the closing price of the Common Shares on the TSX on May 2, 2025 of $43.59.
(5)	For a discussion of the calculation of “Value per Company Policy – May 5, 2025” see “Section 12.3(c) – Compensation-Related Governance - Share Ownership Guidelines”.
(6)	Ms. Donally has until October 1, 2029 to meet the share ownership guidelines.
(7)

For additional compensation information for Ms. Kuzenko with respect to RSUs and PSUs, see “Section 12.5 - Summary and Other Compensation Tables” including “Incentive Plan Awards”. For additional compensation information for non-executive directors with respect to equity compensation, see “Section 12.7 – Director Compensation.”

46 Torex Gold Resources Inc. | TSX: TXG

11.2	Director Expertise

The Directors have a diverse range of skills and experience. Their principal areas of competence and expertise are:

Advanced degree of experience or expertise in a particular area; General experience in a particular area

*	The Board has determined that each of Ms. Donally and Mr. Sandoval is an audit committee financial expert. Description of each skill area is set out below.

47 Torex Gold Resources Inc. | TSX: TXG

Skills, Experience and Expertise	Description

Industry

Board Experience	Prior or current experience as a board member of a public company or major private company

Senior Management	Experience leading a public company or major private company or significant function area or division of an organization

Mining Operations	Executive or management experience in relating to the operation of a mining company

Mine Development & Construction	Executive or management experience overseeing or planning and executing large scale projects

Mineral Exploration	Executive or management experience overseeing or planning and executing large scale exploration programs

General

Strategy, Corporate Finance and M&A	Experience in analyzing, identifying, evaluating, executing and implementing corporate development opportunities, including mergers, acquisitions, partnerships, joint ventures; or executive experience in corporate finance with knowledge of debt and equity markets

Financial/Audit	Minimum standard to serve on the Audit Committee is “Financially Literate” as defined by Canadian securities laws. For an advanced degree of experience, the director must hold at a minimum a CPA or CFA designation, or university degree in commerce, finance or business administration, and to be considered an ‘audit committee financial expert’, the Director must meet specified criteria sufficient to be considered an audit committee financial expert by securities regulators.

Governance	Strong understanding of the Board’s duties and responsibilities and leading regulatory, governance principles and practices

Sustainability	Experience in or a strong understanding of the requirements and leading practices in workplace health and safety, environment and social responsibility, protection of human rights and sustainability including climate change and water management matters

Legal/Regulatory	Current or former practicing lawyer in the areas of corporate, securities, M&A or mining law and regulation

Communications/IR	Experience in overseeing or managing corporate communications/IR programs

Compensation/HR	Experience in overseeing or managing compensation programs, succession planning and talent management

IT/Cyber/Digital	Experience in oversight or the design and implementation of information technology systems, privacy and cybersecurity strategy and policies or executive responsibility for IT role

48 Torex Gold Resources Inc. | TSX: TXG

11.3	Corporate Cease Trade Orders

No proposed Director of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the Director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

11.4	Bankruptcies and Other Proceedings

No proposed Director of the Company is, as of the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Director of the Company has within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

11.5	Penalties and Sanctions

No proposed Director of the Company is, as at the date hereof, or has been subject to:

•

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

11.6	Majority Voting for Directors

The Board has adopted a majority voting policy stipulating that shareholders are entitled to vote annually in favour of each individual Director nominee at a shareholders’ meeting. If the votes in favour of the election of a Director nominee at a shareholders’ meeting represent less than the number of votes withheld, the nominee will submit their resignation promptly after the meeting for the Corporate Governance and Nominating Committee’s consideration (which resignation will be effective upon acceptance by the Board). In such circumstances, the Corporate Governance and Nominating Committee

49 Torex Gold Resources Inc. | TSX: TXG

will make a recommendation to the Board as to the Directors suitability to continue to serve as a Director after reviewing, among other things, the stated reasons, if any, why shareholders withheld votes, the length of service and the qualifications of the Director, the Director’s contribution to the Company, the Company’s governance guidelines and TSX listing standards. The Board will consider such recommendation and, within 90 days of the shareholders’ meeting, make a decision whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances. Following the Board’s decision regarding the resignation, the Company will publicly disclose whether the Board has accepted or rejected the resignation, including the reasons for rejecting the resignation, if applicable, and will provide a copy of the news release to the TSX. A Director who tenders their resignation pursuant to the majority voting policy is not permitted to participate in any portion of any meetings of the Board at which their resignation is being considered. The policy does not apply in circumstances involving contested director elections.

At the annual meeting of shareholders of the Company held on June 26, 2024, each director nominee was elected within a range of approximately 97.41% - 99.91% of the votes represented in person or by proxy at the meeting cast in favour of the election of such nominee (with a range of approximately 0.09% - 2.59% of the votes withheld).

Following the Meeting, the Company will file on SEDAR+ at www.sedarplus.ca a report of voting results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Meeting and issue a press release regarding all items of business conducted at the Meeting, including the detailed results of the vote for the election of Directors. A copy of the majority voting policy is available on the Company’s website at www.torexgold.com.

11.7	Advance Notice

Shareholders who intend to nominate directors must send notice to the Company on or before May 9, 2025, 40 days prior to a shareholder meeting where the Notice-and-Access method is used to deliver materials to shareholders. This deadline is in accordance with the Company’s By-Law No. 2. A copy of By-Law No. 2 is available on the Company’s website at www.torexgold.com. Notice of the date of the Meeting was filed on SEDAR+ at www.sedarplus.ca on April 4, 2025.

50 Torex Gold Resources Inc. | TSX: TXG

12.	STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION

12.1	Report on Executive Compensation from the Compensation and Human Resources Committee

Jennifer Hooper (Chair), Caroline Donally, and Jay Kellerman

Message to Shareholders

On behalf of the Board, we are pleased to share with you our approach to executive compensation for 2024 and provide additional information on how executives at Torex are paid and the basis for such decisions.

The following message highlights key aspects of our executive compensation program. A more detailed analysis follows in Section 12.4 – “Compensation Discussion and Analysis (“CD&A”)” beginning on page 61.

Compensation Philosophy, Commitment to Pay for Performance, and Risk Management

The Compensation and Human Resources Committee’s guiding principles with respect to the executive compensation are to ensure compensation programs offer competitive compensation to attract, retain, and motivate qualified executives; and to align executive compensation with the success of the Company to support the generation of long-term shareholder value.

Our programs establish a clear relationship between pay and performance through an emphasis on “at risk” compensation. Torex’s short-term incentive plan (“STIP”) rewards the operational performance that underpins current value creation and supports future value creation. The STIP incorporates structured Committee judgment over performance evaluation against annual objectives and associated payouts. Torex’s long-term incentive plan (“LTIP”) functions differently: it is share-based and measured on an objective metric – relative total shareholder return (TSR) – that requires no subjectivity and is aligned with the shareholder experience over a longer timeframe.

Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess annual performance, all discourage inappropriate or excessive risk taking. A detailed description of our risk management framework is set out in Section 12.3(a) – “Compensation Philosophy, Risk Management Principles and Policies” beginning on page 56.

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2024 Company Performance Highlights

Overall, 2024 was a strong performance year, as the Company continued to demonstrate its ability to achieve excellence in operating results while executing on its longer-term strategy by significantly advancing the Media Luna Project and planning for EPO, the next mine at Morelos. The milestones accomplished in the year were overshadowed by a tragic carbon monoxide gas exposure in December that claimed the lives of two employees and one contractor worker at the ELG Underground, and the fatal injury of a contractor employee working on the overhead conveyor in the Guajes Tunnel in August. In the wake of these tragic events, the Company is more resolved than ever to reset the bar on safety leadership and set the highest standards of safety performance in the mining industry, just as our shareholders have come to expect.

Specific highlights of the year include:

•

Working towards next level safety: In the wake of the devastating incidents, the Company has embarked on a comprehensive Next Level Safety program with a view to ensuring that the Company resumes and maintains the fatality-free status achieved over the past seven years. As at December 31, 2024, the lost-time injury frequency rate (“LTIF”) for the Morelos Complex was 0.61 per million hours worked for both employees and contractors on a rolling 12-month basis. Recognizing the Company’s previous excellence in safety performance, in October, the Mexican Mining Chamber (CAMIMEX) granted Torex the ‘Silver Hard Hat Award’ in the Open Pit Mining category (over 500 employees) for the excellent safety record at ELG in 2023.

•

Steady annual production: Torex delivered annual gold production in 2024 of 452,523 ounces, within the upwardly revised guidance range and above original guidance, marking the sixth consecutive year that production guidance has been achieved.

•

Robust management of costs: Torex achieved total cash costs[2] of US$940 per ounce, slightly above the upper end of the guided range. All-in sustaining costs[2] of US$1,156 per ounce sold, were within the guided range despite significant cost headwinds including higher gold prices relative to guidance, resulting in higher Mexican profit sharing and royalties, as well as higher consumption of cyanide within the process plant.

•

Solid financial year marked by strong cash flow generation, and record annual revenue and adjusted EBITDA² : Torex had strong operating cash flow of US$450 million, which was invested in the Media Luna Project to set up for future growth. Torex continued to maintain its minimal debt position, resulting in US$332 million of available liquidity[2] as at December 31, 2024. Torex ended the year achieving record revenue of US$1,116 million and record adjusted EBITDA² of US$541 million.

•

Advancement of the Media Luna Project: Media Luna represents the main focus of the Company’s organic growth agenda, and will more than triple the life of mine at the Morelos Complex. Torex continued to make significant advancements on the project, with 94% of the physical progress completed by the end of the year. First concentrate production was achieved at the end of the first quarter of 2025, with the declaration of commercial production as of May 1, 2025.

2 Total cash costs (“TCC”), all-in sustaining costs (“AISC”), available liquidity and adjusted EBITDA, are non-GAAP measures. The most directly comparable GAAP financial measures that are disclosed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, are cost of sales (TCC and AISC), cash and cash equivalents (available liquidity) and net income (adjusted EBITDA). See Torex’s annual management’s discussion & analysis for the year ended December 31, 2024, dated February 19, 2025, which is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca) for additional information and a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure; such information is incorporated by reference into the Circular. Upon request, the Company will promptly provide a copy of such document free of charge to a securityholder of the Company.

52 Torex Gold Resources Inc. | TSX: TXG

The successful completion of Media Luna is expected to result in a return to positive free cash flow in mid-2025 as production ramps up and capital expenditures normalize.

•

Updated LOM Plan for Morelos: In 2024, the Company released an updated life-of-mine plan for the Morelos Complex, which incorporates the EPO underground deposit following completion of an internal pre-feasibility study, firmly establishing a production profile with a minimum of 450 thousand ounces gold equivalent (“koz AuEq”) from 2026 through 2030 and a reserve life out to at least 2035.

•

ESG excellence: Responsible mining with a purpose beyond profit is at the core of Torex’s approach. The Company is committed to achieving a 10% reduction in absolute greenhouse emissions by 2030, and net zero emissions by 2050, and advanced this strategy in 2024 through progress on construction of a new solar facility at Morelos and the installation of the largest fleet of battery- electric equipment in Latin America. In 2024, the Company also achieved full certification and conformance with key global sustainability standards including the International Cyanide Management Code and the World Gold Council Responsible Gold Mining Principles (RGMPs). In addition, Torex continues to maintain positive relations and create lasting value in the communities in which it operates. In 2024, the World Gold Council chose Torex to be featured in the pilot episode of a new documentary series called ‘Gold: The Journey Continues’, which spotlights the positive impact that gold mining can have on those touched by responsible gold companies.

Key Areas of Compensation Focus 2024

We regularly review our executive compensation programs to ensure they are competitive and aligned with achieving successful outcomes for the Company, which creates value for our shareholders in turn. We focus on performance relative to peer companies as well as progress against our business plans and strategy while maintaining good, market-aligned governance processes and practices. Within that context, we focused on the following in 2024:

•	With assistance from Meridian, the independent compensation consultant, conducted a review of the performance peer group for the 2025 PSU awards.

•	Received a report on executive pay trends in Canada and in the mining sector.

•	Held our annual “Say on Pay” advisory vote as part of our 2024 Annual Meeting and received a 98.5% approval result, as noted in more detail under “Say on Pay” below.

2024 CEO Compensation

Corporate performance remains the single biggest factor affecting the Board’s decision on pay for Torex’s CEO. In 2024, the CEO’s target compensation mix was 22% base salary and 78% at-risk compensation, with the at-risk component weighted 26% to STIP and 52% to LTIP.

•

The LTIP is awarded as RSUs and PSUs, weighted 40% and 60% respectively. PSUs vest based on relative TSR performance against the performance peer group, allowing the Compensation and Human Resources Committee to assess outperformance relative to other precious metals mining companies. More details on LTIP design are provided on page 70.

•

Ms. Kuzenko’s base salary increased from $825,000 in 2023 to $850,000 in 2024 and target STIP opportunity increased from 100% to 120%, aligning target direct compensation within a competitive range of market. Target LTIP opportunity remained unchanged from the prior year, at a target of 240% of salary.

53 Torex Gold Resources Inc. | TSX: TXG

•

The CEO’s target total direct compensation in 2024 was $3.9 million. Ms. Kuzenko’s annual STIP for 2024 was $918,000, which equates to a payout at 90% of target, reflecting the impact of the two fatal incidents that took place in 2024 against the backdrop of an otherwise exceptional year against all performance measures.

CEO Realizable Pay and Performance

The following table and chart show a comparison between target total direct compensation (base salary + target STIP + target LTIP) for the CEO, as compared to the total actual or “realized/realizable” compensation received during the previous three years. The chart shows that realized/realizable pay is closely linked to Torex’s TSR starting from January 1, 2022:

“Targeted” compensation includes Ms. Kuzenko’s base salary rate as CEO for each year, and her STIP award opportunities expressed as 100% of salary for 2022 and 2023, and 120% of salary for 2024, and LTIP award opportunities expressed as 210% of salary for 2022, and 240% of salary for 2023 and 2024.

“Realized/Realizable” compensation includes base salary paid, actual STIP payouts and the value of LTIP compensation granted during the 2022—2024 period. Awards that were unvested as of December 31, 2024 (i.e., RSU and PSU awards made in 2022, 2023 or 2024), are included in the totals for each year using the share price as of December 31, 2024 ($28.32), with a “target” performance assumption for open-cycle PSUs, except for the 2022 PSU award that earned out at 193.8%. RSU and PSU awards granted in 2022, 2023 or 2024 which have vested are included using the share price on the applicable vesting date.

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“Say on Pay”

Pay for performance and alignment with shareholders’ interests are the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the shareholder perspective. Accordingly, we provide shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.

The Company has had strong shareholder support for its executive compensation program as evidenced by the voting results set out below:

Year of Meeting	Result
2024	98.5%
2023	98.0%
2022	97.3%
2021	98.2%
2020	96.8%

Conclusion

The Compensation and Human Resources Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of Torex and its shareholders. The Committee carefully considered all performance outcomes in 2024, including the tragic fatal incidents that took place and associated root causes, as well as the strong operational and financial performance and significant progress on the Media Luna Project, establishing a strong foundation for sustainable, long-term growth. The Compensation and Human Resources Committee believes that the compensation outcomes are appropriate given these factors.

We continually monitor market trends and best practices to ensure the Company’s compensation program remains aligned with our pay-for-performance philosophy and shareholders’ interests.

Respectfully,

Compensation and Human Resources Committee

Jennifer Hooper, Chair, Caroline Donally, and Jay Kellerman

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12.2	Compensation and Human Resources Committee Members Education and Experience

As set out in their respective Director Profiles, each member of the Compensation and Human Resources Committee has education and/or experience relevant to their responsibilities as a Compensation and Human Resources (“HR”) Committee member, and that of specific relevance is set out below.

Member	Experience and Education
Jennifer Hooper (Chair)	Ms.Hooper served as VP Sustainability and Human Resources for Vale and has served on the Compensation and HR Committee since June 2024. The course work for her ICD.D designation included executive compensation and she also completed the ICD course “Human Resources and Compensation and Human Resources Committee Effectiveness”.

Caroline Donally	Ms. Donally’s roles as Managing Partner and in senior management include hiring, compensation and management of executives, and she has served on the Compensation and HR Committee since October 2024, and served on the Governance and HR Committee of Highland Copper Company Inc.

Jay Kellerman	Mr. Kellerman’s role as Managing Partner of Stikeman Elliot’s Toronto office from 2012 to 2018 included responsibility for compensation and human resources and he has served on the Compensation and HR Committee since June 2023.

12.3	Compensation-Related Governance

(a)	Compensation Philosophy, Risk Management Principles and Policies

The Compensation and Human Resources Committee’s compensation philosophy is summarized as follows:

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Compensation and Risk Management

In establishing the Company’s compensation policies, the Compensation and Human Resources Committee seeks to address compensation-related risks. The Company’s compensation programs:

•

Incorporate the structured application of judgment into the evaluation of performance against STIP goals. The STIP is neither based on a purely formulaic assessment of performance against objectives (which could give executives an incentive to maximize their short-term benefits to the detriment of the long-term value of the Company), nor on a purely subjective, discretionary approach to STIP payout determination.

•	Provide a balance between performance measured relative to peers/industry, and performance measured against pre-set internal objectives.

•

Are reviewed regularly by the Compensation and Human Resources Committee for ongoing alignment with the Company’s business and compensation strategy and objectives, and with market and best practices for executive compensation design.

The table below sets out key features of our governance policies and practices:

Compensation and pay for performance

Peer Group criteria and application	We use a peer group comprised of primarily North American publicly-traded mining companies to establish competitive target compensation levels.

Compensation rewards performance	We assess the performance of the NEOs based on an array of metrics, using measurement relative to goals as well as to the performance of other gold mining companies. These metrics support our business strategies for sustainable growth over short- and long-term horizons.

Significant portion of pay is at risk and based on performance	More than 75% of CEO compensation and more than 60% of other NEO compensation (on average) is at risk. 60% of executive equity-based compensation is performance-vested.

Long-term vesting	A significant portion of compensation vests over a longer timeframe of three years, consistent with our compensation philosophy.

Committee discretion	The Compensation and Human Resources Committee uses its informed judgment when recommending final compensation awards to the Board, to ensure outcomes appropriately reflect risk and any extraordinary circumstances that may have arisen during the year.

Compensation governance and risk management

Say-on-pay advisory vote	Shareholders are asked to vote annually on our approach to executive compensation.

External independent advice	The Compensation and Human Resources Committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance, and objective advice on executive officer compensation.

Clawback policy	To effectively balance risk and reward, Torex has a clawback policy requiring reimbursement of excess incentive compensation paid to an officer, Director or employee in situations involving misconduct requiring a restatement of financial results (see Section 12.3(b)).

Anti-hedging policy	Directors and employees are not permitted to use hedging to undermine the risk alignment in our compensation plans (see Section 12.3(d)).

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Compensation governance and risk management

Annual equity awards with overlapping performance periods	Equity awards are made annually to ensure that executives remain exposed to the consequences of their decision making through their unvested equity-based incentives.

No stock option awards	In 2021, the Board decided to wind down the Stock Option Plan. No additional stock options were granted, and the Stock Option Plan terminated in early 2025 upon exercise of the last of the outstanding options.

Share ownership requirements	Directors and senior executives are expected to achieve and maintain a specific amount of equity in the Company (see Section 12.3(c)).

Incentive plan caps and no guaranteed payments	We cap annual STIP payouts, and payouts under the PSU program, at 200% of target, avoiding excessive payouts to senior executives and other employees. We do not provide guaranteed STIP or other annual bonus payments.

Double trigger change of control No excessive benefits and payments No loans to Directors or executives

Equity awards vest for executives only in situations where there is a “double trigger” change of control involving a loss of employment (or where outstanding awards are not assumed or replaced in the event of a change of control).

The Company’s compensation programs do not provide supplemental benefit arrangements, excessive perquisites, or excessive severance payments.

We do not provide loans to Directors or executives.

(b)	Clawback Policy

The Board has adopted a clawback policy that allows it to require reimbursement of excess incentive compensation paid or granted to any officer, Director, or employee, if:

1.	The Company is required to restate its financial statements to correct a material error,

2.	The officer, Director, or employee engaged in intentional misconduct which directly or partially caused the need for the restatement or correction, and

3.

The compensation paid to the officer, Director, or employee would have been lower had it been based on the properly reported financial results (the difference being the “excess incentive compensation”).

If these three events occur, the Board and the Compensation and Human Resources Committee will determine how to apply the policy to the situation. If the Board and Compensation and Human Resources Committee determine that the policy should be triggered, the Company will seek to claw back the excess incentive compensation paid or granted during or for the years subject to the restatement. The clawback policy may be applicable to cash and/or equity-based incentive compensation.

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(c)	Share Ownership Guidelines

To align the interests of the Company’s Directors and executives with those of shareholders, the Compensation and Human Resources Committee has adopted share ownership guidelines (the “Share Ownership Guidelines”) applicable to Directors and executives, as follows:

Participant	Guideline
Chief Executive Officer	4.2X base salary

Chief Operating Officer	3X base salary
and Chief Financial Officer

Other Executives	1X base salary
(reporting to the CEO)

Non-Executive Directors	4.2X base annual cash retainer

Common Shares owned outright, and 50% of Common Shares issuable under Share Units (vested and unvested) are included in assessing whether the guideline has been met. Share Units issued to Directors under the RSU Plan vest immediately and Share Units issued to executives under the ESU Plan vest over three years (or at the end of a three year period, for PSUs), subject to the adjustment factor for the PSUs. While including PSUs as an eligible form of equity is supported by market practice, Torex’s policy of only counting 50% of all Share Units (RSUs and PSUs) is narrower than typical market practice. Share Units issued to executives are also settled in shares issued from treasury by default.

Once the applicable relevant threshold is deemed to have been satisfied, the participant is deemed to have met their guideline requirement on an ongoing basis, provided that they do not dispose of Common Shares which causes them to fail to meet the relevant threshold immediately following such disposition. The Compensation and Human Resources Committee reviews the Share Ownership Guidelines from time to time and recommends any changes to the Board for approval.

The table below shows the degree of attainment with guideline requirements. Covered executives and Board members have five years after joining the Company, and five years following an increase in base salary related to a promotion or increase in base retainer, as applicable, to comply with the guidelines.

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Participant	Common Shares Held (# of shares)	Value of Common Shares Held at Market Price ($)(1)	Share Units Held (# of units)	Value of Share Units Held at Market Price ($)	Value of Ownership Position at Market Price ($)	Value of Ownership Position as per Guidelines ($)(2)(5)	Guideline Value ($)(3)	Share Ownership Guidelines Met?(2)(4)
Executives
Jody Kuzenko	198,572	8,655,753	334,668	14,588,178	23,243,932	5,903,476	3,570,000	Yes
Andrew Snowden	55,064	2,400,240	147,611	6,434,363	8,834,603	2,141,523	1,500,000	Yes
Dave Stefanuto	8,618	375,659	111,471	4,859,021	5,234,680	1,128,564	460,000	Yes
Faysal Rodriguez	39,415	1,718,100	98,773	4,305,515	6,023,615	1,418,341	400,000	Yes
Angie Robson	11,871	517,457	59,599	2,597,920	3,115,377	717,250	365,000	Yes
Directors
Rick Howes	23,285	1,014,993	13,231	576,739	1,591,732	468,829	357,000	Yes
Caroline Donally (4)	2,000	87,180	6,513	283,902	371,082	149,650	357,000	N/A
Jennifer Hooper	8,238	359,094	41,563	1,811,731	2,170,826	437,427	357,000	Yes
Jay Kellerman	14,840	646,876	41,563	1,811,731	2,458,607	543,915	357,000	Yes
Rosie Moore	17,589	766,705	37,974	1,655,287	2,421,991	543,095	357,000	Yes
Rodrigo Sandoval	8,466	369,033	30,306	1,321,039	1,690,071	378,103	357,000	Yes
Roy Slack	42,026	1,831,913	39,086	1,703,759	3,535,672	1,214,756	357,000	Yes

Notes:

(1)	Common Shares and RSUs, PSUs and Restricted Share Units, as applicable, held on May 5, 2025. Value based on the closing price of the Common Shares on the TSX on May 2, 2025 of $43.59/share.
(2)	Common Shares owned outright, and 50% of Common Shares issuable under Share Units (vested and unvested) are included in assessing whether the guideline has been met.
(3)	Based on 2025 base salary rates and annual cash retainers, as the case may be.
(4)	Ms. Donally has until October 1, 2029 to meet the share ownership guidelines.
(5)

Value of Ownership Position as per Guidelines is calculated using the price used to size the original grant of Restricted Share Units, RSUs or PSUs for Share Units (or Common Shares obtained from the redemption of Share Units) and the acquisition price for other Common Shares.

(d)	Anti-Hedging Policy

The Company’s insider trading policy further aligns the interests of shareholders, Directors, and employees, by prohibiting Directors and employees from purchasing financial instruments (including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in the market value of their holdings of Company stock.

(e)	Independent Advice/Executive Compensation-Related Fees

The Compensation and Human Resources Committee retains independent advisors as it deems appropriate to assist it with its decision-making related to senior executive compensation. The Compensation and Human Resources Committee considers the information and recommendations provided by its advisor (and by management); however, is ultimately responsible for its own decision-making. In 2024, the Compensation and Human Resources Committee retained Meridian to provide independent advice to the Compensation and Human Resources Committee. A summary of fees billed by Meridian for such services in 2023 and 2024 is as follows:

	2024	2023
Executive Compensation Related Fees ($)	$142,860	$185,854
All Other Fees ($)	Nil	Nil

Meridian was originally engaged by the Compensation and Human Resources Committee in 2015.

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12.4	Compensation Discussion and Analysis (“CD&A”)

(a)	Named Executive Officers

Jody L.M. Kuzenko – President and Chief Executive Officer

Jody Kuzenko has served as President & CEO of Torex Gold since June 2020, having previously been Chief Operating Officer from 2018. She has more than 25 years of experience in the mining industry, mainly acquired at Vale (formerly Inco), where she started as Chief Legal Officer and then moved into operations where she held roles of increasing responsibility across the Company’s North Atlantic operations. She holds a Bachelor of Laws from the University of Western Ontario, an Honours Bachelor of Arts from McMaster University, and is a Certified Director from the ICD-Rotman Directors Education Program. She also serves as a Director of the Mosaic Company and the World Gold Council. Refer to page 40 for more detailed information.

2024 Key Accomplishments:

•

Led the Company’s overall performance excellence at ELG and significant advancement of the Media Luna Project, demonstrating Torex as a consistent and reliable operator with the capability to achieve excellence in the execution of major and complex projects

•	Successfully set up the Morelos Complex for 10+ years of operations based on the reserve case alone

•	Built new and important relationships with new government representatives to reinforce the Company’s reputation in Mexico and positively influence Mexican policy and regulation

•	Significant investor relations and marketing engagement; outperformed the majority of the Company’s peer group with share price performance up ~97% year over year

Andrew Snowden – Chief Financial Officer

Andrew Snowden joined Torex Gold as CFO in January 2021, bringing over 20 years of international corporate finance experience. Prior to Torex, he was Senior Vice President and CFO at Sherritt International, where Mr. Snowden provided leadership in business and financial management, including strategic planning and financing. Before Sherritt, he worked at Ernst & Young for 12 years in the UK, Australia, and Canada. Mr. Snowden is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Science from the University of Durham.

2024 Key Accomplishments:

•	Conducted exceptional work around cost and capital expenditure management and containment

•	Managed Torex’s liquidity position and strengthened the Company’s balance sheet, to support Media Luna construction and plans for future growth and returns

•	Oversaw the strategy for sales of new copper concentrate product and the associated logistics for delivery

•	Led the development of the integrated Morelos Life of Mine Plan

•	Led Phase 2 of the Company’s One ERP (SAP) implementation

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Dave Stefanuto – EVP, Technical Services and Capital Projects

Dave Stefanuto joined Torex Gold in September 2021 and brings over 25 years of experience in project execution and engineering, focusing on both surface and underground mining operations. Prior to Torex, Mr. Stefanuto spent most of his career at Vale Canada, most recently as Director of North Atlantic Projects, leading major projects like the Voisey’s Bay Mine Expansion. He has managed projects ranging from $30M to over $2B. Mr. Stefanuto has served on the Board of the Centre of Excellence in Mining Innovation (CEMI).He is a professional engineer with a Bachelor of Applied Science in Civil Engineering from the University of Waterloo.

2024 Key Accomplishments:

•	Provided effective management of the Media Luna Project development, which was approximately 94% complete at year-end

•	Managed the Media Luna capital expenditure program and delivered 2024 Media Luna Capex within revised guidance

•	Led the early displacement of contractors where prudent to gain operational efficiencies and contain costs in a challenging cost environment

•	Led the delivery of a pre-feasibility study for EPO on budget and within schedule, significantly enhancing the production profile for the Morelos Complex

•	Built out the technical services and project teams with the addition of key new personnel

Faysal Rodriguez – SVP, Mexico

Mr. Rodriguez was appointed Vice President Mexico in June 2020, after serving as General Manager of the El Limón Guajes Mine Complex since 2018, where he led the team to record safety and production results. With over 20 years of mining experience, Mr. Rodriguez has held senior roles at companies including Glamis Gold, Agnico Eagle, and Nyrstar, working in Mexico, Honduras, and Chile. He holds a degree in Civil Engineering from the Universidad Autónoma de Sinaloa.

2024 Key Accomplishments:

•	Provided the operational leadership that delivered Torex’s production and operational cost management results in 2024, with both production and all-in sustaining costs within guidance

•

Oversaw mutually respectful relations with the communities surrounding the operations, with no security, community or environmental issues in 2024 despite the expanded footprint with the construction of Media Luna

•	Provided the safety leadership that delivered 18 million cumulative hours without a lost-time injury at ELG

•	Oversaw the signing of key Temporary Occupation Agreements to account for the Company’s expanding exploration plan as well as the signing of a new 2-year Collective Bargaining Agreement with employees

•

In the wake of the tragic fatalities in 2024, provided exceptional felt leadership to ensure family members were supported and employees, contractors and government officials had open and transparent lines of communications

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Angie Robson – SVP, Human Resources, ESG and Communications

Angie Robson joined Torex in 2020 bringing 25 years of experience in corporate affairs, communications, and community relations, with a focus on the mining industry. Prior to Torex, she worked at Vale (formerly Inco) in roles of increasing responsibility, most recently leading Corporate Affairs, Communications and Sustainability for the Company’s North Atlantic Operations and Asian Refineries. Ms. Robson is known for her expertise in issues management and building strong relationships with employees, governments, indigenous communities, and stakeholders. She holds an Honours Bachelor of Arts from Laurentian University and an MBA from McGill University. In 2011 Ms. Robson was honoured with a ‘Top 40 Under Forty’ award from Northern Ontario Business for her contributions.

2024 Key Accomplishments:

•	Led the Company’s compliance with leading global sustainability standards in 2024 including the World Gold Council Responsible Gold Mining Principles (RGMPs) and International Cyanide Management Code

•	Maintained or improved Torex’s environmental, social, and governance ratings with key sustainability ratings providers

•	Sponsored workforce transition plan from open pit mining to Media Luna operations

•	Provided exceptional communications on Torex’s behalf both internally and externally, including crisis communications management in response to the tragic fatalities at site

(b)	NEO Pay and TSR Performance

Equity-based compensation represents 52% of target total direct compensation for CEO and more than 45% for the other NEOs on average, meaning a significant portion of the value realized by the NEOs depends on Torex’s share price performance, as noted in the Compensation and Human Resources Committee’s letter above.

Torex’s 5-year cumulative indexed TSR compared to that of the S&P/TSX Composite and the Company’s performance peer group (see page 72), based on the value of $CAD 100 invested as of January 1, 2020, is included in the chart below. The peer group is weighted by market cap, and reweighted annually on January 1st. The amounts assume the reinvestment of all dividends.

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(c)	Oversight of the Executive Compensation Program

The Compensation and Human Resources Committee oversees the compensation of the NEOs. The Compensation and Human Resources Committee’s responsibilities include, but are not limited to:

•	Reviewing and recommending to the Board for approval the compensation and other benefits of the NEOs.

•	Reviewing the corporate and NEOs’ goals and objectives for the next financial year of the Company.

•	Evaluating the corporate and NEOs’ performance following the end of the financial year with input from the CEO on goals, objectives and performance of the NEOs other than the CEO.

In determining its recommendation to the Board for CEO compensation, the Compensation and Human Resources Committee considers the CEO’s performance, the Company’s performance, the compensation of other chief executive officers at comparable companies, other relevant factors including the CEO’s self-assessment, and input from the Compensation and Human Resources Committee’s independent advisor.

In determining its recommendation to the Board for other NEO compensation, the Compensation and Human Resources Committee considers the CEO’s evaluation of each NEO’s individual performance and pay recommendations, the Company’s performance, the compensation of executives at comparable companies, input from the Compensation and Human Resources Committee’s independent advisor, and other relevant factors. The Compensation and Human Resources Committee, as members of the Board and other Board committees, also receive presentations from and interact directly with the NEOs over the course of the year.

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(d)	Use of Market Data and Peer Group for Benchmarking

The Compensation and Human Resources Committee reviews compensation elements for each NEO annually, taking into account each NEO’s scope of responsibilities, experience, and individual performance. The Compensation and Human Resources Committee also compares NEO compensation levels, by component of pay and in total, to benchmark market data.The market data is developed primarily using a peer group of mining companies that are similar to Torex in profile and complexity, and, for which the Company primarily competes for executive talent. This group was last reviewed in 2023 using the following criteria:

Factors	Selection Criteria
Industry	Mining companies with an emphasis on precious metal producers

Geography	North American companies with operations in North and Latin America

Size	Within a reasonable size range, generally 1⁄3x – 3x of Torex’s size, based on total assets, with revenue and market capitalization used as secondary screening criteria

Corporate Structure	Publicly-traded companies

Torex’s benchmarking peer companies in 2024 included:

Alamos Gold Inc.	Dundee Precious Metals Inc.	Lundin Gold Inc.
Argonaut Gold Inc.	Equinox Gold Corp.	New Gold Inc.
B2Gold Corp.	First Majestic Silver Corp.	OceanaGold Corp.
Capstone Copper Corp.	Fortuna Silver Mines Inc.	Pan American Silver Corp.
Centerra Gold Inc.	Hecla Mining Company	SSR Mining Inc.
Coeur Mining, Inc.	Hudbay Minerals Inc.

Note: Argonaut Gold was delisted in 2024 and removed from the group.

When making pay decisions, the Compensation and Human Resources Committee considers market data from this group, or other industry market data as appropriate, with particular focus on the market median, and seeks to position NEO target total compensation competitively given those reference points. 2024 pay actions with respect to salaries and incentive compensation opportunities were generally taken with an objective of positioning target compensation within a competitive range of the peer or market median.

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(e)	Elements of Torex’s Compensation Program

The components of the Company’s compensation program are base salary, short-term incentive, long-term incentive, and benefits as set out in the table below:

Compensation Element	Form	Performance Period	Purpose
Annual Compensation

Base Salary	Cash	N/A	Fixed pay, that is paid throughout the year, provides a baseline market competitive level of compensation to NEOs for the level of accountability and complexity inherent in their roles.

Short-Term Incentive (STIP)	Cash	1 year	At-risk pay intended to provide a meaningful incentive to achieve the Company’s annual operational objectives. Executives are rewarded based on the achievement of specific corporate and individual goals.

Long-Term Incentive Plan (LTIP) Compensation

Performance Share Units (PSUs)	Shares/ Cash	3 years	At-risk equity-linked pay that aligns NEO interests over the longer term with those of investors, by requiring superior relative TSR performance over each three-year performance period.

Restricted Share Units (RSUs)	Shares/ Cash	1-3 years	Equity-linked pay that vests ratably over three years, which supports a longer-term focus for decision-making and aligns executive interests with those of shareholders.

Other Compensation

Benefits and Perquisites	N/A	N/A

Baseline employee benefits necessary to maintain market competitiveness and maintain executive health and well-being. NEOs generally are eligible for group benefit programs (medical, pharmacy, vision, life and AD&D insurance), on the same basis as other employees.

The NEOs are entitled to annual health assessments. Following a peer market review of retirement benefits, Torex introduced a group Registered Retirement Savings Plan (“RRSP”) and supplemental non-registered savings plan for its employees (including executives) in 2024.

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(f)	Mix of Pay

2024 target compensation mix and at-risk pay for the CEO and other NEOs is shown in the charts below (based on 2024 base salary rates, target STIP opportunities, and intended (target) LTIP award values in percentage of salary terms). More than 75% of CEO pay and more than 60% of other NEO pay, at target, is “at risk” and subject to performance:

Totals may not equal 100% due to rounding.

(g)	Summary of NEO Target Compensation Values

2024 NEO target direct compensation (the sum of salary, STIP opportunity, and target value of LTIP awards) are summarized as follows:

Name	2024 Salary	STIP Opportunity (% of Salary)	LTIP Award (% of Salary)	LTIP Allocation PSUs	RSUs	Target Direct Compensation
Jody Kuzenko (CEO)	$850,000	120%	240%	60%	40%	$3,910,000
Andrew Snowden (CFO)	$500,000	80%	180%	60%	40%	$1,800,000
Dave Stefanuto	$460,000	70%	150%	60%	40%	$1,472,000
Faysal Rodriguez	$400,000	70%	150%	60%	40%	$1,280,000
Angie Robson	$365,000	60%	100%	60%	40%	$949,000

(h)	2024 Base Salaries

Base salary is a fixed component of the executive compensation program that rewards for fulfilling the responsibilities of the role and also assists with talent attraction and retention. The Compensation and Human Resources Committee made modest adjustments to 2024 base salaries to align with market trends and ensure competitiveness with the peer group benchmark. No further compensation adjustments were made for NEO’s for 2025.

Name	2023 Salary	2024 Salary	% Change
Jody Kuzenko (CEO)	$825,000	$850,000	3%
Andrew Snowden (CFO)	$485,000	$500,000	3%
Dave Stefanuto	$430,000	$460,000	7%
Faysal Rodriguez	$391,500	$400,000	2%
Angie Robson	$350,250	$365,000	4%

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(i)	Short-Term Incentive Plan

STIP bonuses are paid based on performance against a series of performance objectives. Each of the NEOs has a target STIP opportunity expressed as a percentage of base salary and allocated between “Corporate” and “Individual” objectives. The weighting to Corporate objectives for the CEO and other NEOs is 85% and 75% of the target STIP opportunity, respectively, with the remainder comprised of Individual objectives. The STIP award is calculated based on the following formula:

STIP payouts may range from 0% to 200% of target, depending on performance for the year. Performance within Torex’s published guidance range could be expected to generate a payout of between 80% and 150% of target, for a given indicator. However, the Compensation and Human Resources Committee’s final performance evaluation and payout determination also considers performance measured holistically against all STIP indicators. A payout at 200% of target would require exceptional performance across multiple dimensions of the STIP scorecard.

In early 2025, the Compensation and Human Resources Committee considered the Company’s performance against the 2024 corporate STIP goals. The STIP metrics and weightings for 2024, and actual performance assessments, were as follows:

68 Torex Gold Resources Inc. | TSX: TXG

Performance Measure	Weighting	Performance Goals	Result	Assessment

Corporate Objectives

ESG	20%

•

Lost-time injuries frequency less than 1

•

Implement 2024 personal safety plan for operating managers and superintendents

•

Refreshed fatal risk standards and critical controls program by end of 2024

•

No reportable spills (1,000 litres or more that report to a natural water body)

•

Year 2 ESG Workplan - consolidated plan to deliver:

•

Compliance with World Gold Council’s RGMPs and the ICMC

•

Year 3 workplan against the GISTM

•

Complete Year 2 workplan to deliver 10% absolute GHG reduction target by 2030

			10%(1)

•

Four fatalities

•

Actual lost time injury frequency rate (LTIF) of 0.61

•

Personal Safety Plan program successfully implemented and extended to supervisor level

•

First iteration of refreshed fatal risk standards and critical controls program published with ongoing workplan extended to 2025.

•

No reportable spills

•

ESG Workplan delivered with successful audits and full compliance achieved with the RGMPs and ICMC

•

Permit to operate solar plant granted by the Mexican energy regulator in Q2. Solar Plant project was paused in Q3 to manage capital spend and re-started in Q4, with commissioning targeted by April 2025.

Production	30%	• 400,000 to 450,000 oz of gold produced and 410,000 to 460,000 oz produced on an AuEq basis	32%

•

Surpassed target with 452,523 oz and 461,420 oz AuEq as a result of strong operational performance and the plant tie-in as part of the Media Luna Project rescheduled from the fourth quarter of 2024 to the first quarter of 2025. Met revised guidance of 450,000 to 470,00 oz of gold produced.

Cost Control	10%	• Total cash costs (TCC)(3) of $860 - $910 per ounce • All in sustainings costs (AISC)(3) of $1,100 - $1,160 per ounce • ELG mine and plan sustaining capital expenditures of $50 to $60 million (+/-5% of planned spend) • Media Luna non-sustaining capital expenditures of $430 million - $450 million (revised from original guidance of $350 million - $400 million)	14%

•

TCC(3) of $940/ounce – 3% above the upper end of the guided range. Results driven by higher gold prices resulting in increased Mexican profit sharing and royalties, higher cyanide consumption within the process plant, and a higher allocation of mining costs to operating expenditures due to the acceleration of open pit mining.

•

Met guidance, with AISC(3) of $1,156/ounce –despite the pressures discussed above, which were partially offset by cost-saving initiatives

•

Sustaining capital expenditures on ELG $61.2 million within 5% of planned spend.

•

Capital expenditures on the Media Luna project were $449 million, within guidance that was revised as the project neared completion, primarily due to the stronger Mexican peso and out-of-scope items.

Deliver Media Luna	25%	• Finalize construction of key plant and mine infrastructure • Deliver commissioning plan per schedule for underground and process plant • Achieve Media Luna mine opex of $63M or lower • Operational readiness + workforce transition advanced per plan • Sales & logistics strategy for copper concentrate complete • Detailed 5-year mine production plan completed	24%

•

Made substantial advancements on the 2024 Media Luna project plan with 94% overall completion vs. 98.5% planned

•

Commissioning plan completed. Plant tie-in period deferred to Q1 due to delivery timelines of key electrical equipment and fabricated steel

•

Achieved Media Luna mine opex plan

•

Operational readiness plan and workforce transition plan advanced substantially per schedule

•

Copper concentrate sales and logistics strategy advanced per plan

•

Detailed 5-year mine production plan integrating EPO completed

Strategic Agenda	10%	• Grow reserves & resources through completion of planned 2024 drilling and exploration programs at Media Luna Cluster, ELG Underground and broader Morelos Property • Complete EPO prefeasibility study • Implement phase 2 of unified ERP platform • Talent retention & attraction	10%

•

Advanced the Media Luna Cluster, Underground and Morelos drilling and exploration programs

•

Completed the EPO prefeasibility study on time and with quality

•

Successfully implemented phase 2 of the ERP per plan

•

Talent retention plan for 2024 executed and implemented

		Total	90%

Note:	(1) Reflects a score of 0% for safety.

69 Torex Gold Resources Inc. | TSX: TXG

NEO STIP payouts are determined by the Compensation and Human Resources Committee and recommended to the Board for approval, with input from the CEO. Performance against some STIP objectives (i.e. annual production) that are quantitative in nature are evaluated according to performance against those objective goals, while others that are based on more qualitative metrics are evaluated by the Compensation and Human Resources Committee with a degree of judgement and structured discretion.

The Compensation and Human Resources Committee also considered each NEO’s individual contributions against their Individual Objectives, and Ms. Kuzenko’s recommendations, for NEO awards other than her own.

In making its final determination of 2024 executive payouts, key considerations for the Compensation and Human Resources Committee were: 1) the tragic fatalities that occurred in 2024; 2) delivering on production guidance for the 6th consecutive year; 3) achieving guidance on AISC, and near-guidance on TCC, despite headwinds; 4) the significant advancements on Media Luna, including on construction and commissioning, and operational readiness across all aspects of mine operations; and 5) delivery on all objectives under the strategic agenda.

Of particular gravity for the Compensation and Human Resources Committee was the impact of the fatalities at the ELG site. Following the accident in December, multiple internal and third-party investigations concluded that there were appropriate safety systems, rules, and controls in place; nevertheless, the primary focus on the ‘next-level’ safety plan is to re-set the bar on safety leadership going forward to focus on what more can be done to ensure no lives are lost or harmed as a result of a workplace accident. Notwithstanding this finding, accountability for safety outcomes extends Company-wide, and the Committee adjusted NEO STIP payouts downward as a consequence.

After reviewing the corporate scorecard results, the individual performance factors, and these additional contextual factors, the Compensation and Human Resources Committee approved STIP payouts ranging from 90% to 95% of target for the NEOs, based on an overall score of 90% for the corporate portion of the STIP score. Details are provided in the table below:

Executive	Target STIP (% of Salary)	2024 STIP Payout (% of Target)	2024 STIP Payout ($)
Jody Kuzenko	120%	90%	$918,000
Andrew Snowden	80%	92%	$368,000
Dave Stefanuto	70%	90%	$289,800
Faysal Rodriguez	70%	90%	$252,000
Angie Robson	60%	95%	$208,050

(j)	Long-Term Incentive Plan

The purpose of the Company’s long-term incentive program is to provide a meaningful incentive to achieve the Company’s annual operational objectives through decisions that are consistent with creating long-term value to support the Company’s share price.

[3]

Total cash costs (“TCC”) and all-in sustaining costs (“AISC”), are non-GAAP measures. The most directly comparable GAAP financial measures that are disclosed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024. See Torex’s annual management’s discussion and analysis for the year ended December 31, 2024, dated February 19, 2025, which is available on the Company’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca), for additional information and a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure; such information is incorporated by reference into the Circular.. Upon request, the Company will promptly provide a copy of such document free of charge to a securityholder of the Company.

70 Torex Gold Resources Inc. | TSX: TXG

In support of this objective, the Company delivers long-term incentive awards to the NEOs and other senior executives via two vehicles:

Performance Share Units (PSUs) linked to the Company’s relative total shareholder return over a three-year performance period (60% weighting by value). PSUs must be earned in order to vest, and have no “floor” level of payout (i.e., they can pay out at 0% of the number of share units granted).

•

The 60% weighting to PSUs is aligned with market and best practice. The relative TSR performance metric is directly aligned with shareholder interests.

•

The number of PSUs that vest is determined based on whether Torex outperforms other gold mining companies in its performance peer group. With this design, a change in the price of gold alone cannot create high payout values; the Company also needs to outperform its performance peer group in relative performance terms.

Restricted Share Units (RSUs) provide a suitable balance against the higher-risk/reward properties of the PSU vehicle, and support ongoing retention of key executives while preserving alignment with shareholders. RSUs vest based on the passage of time (40% weighting by value). RSU awards granted prior to January 1, 2024 vest at the end of a three-year period, and RSU awards granted after January 1, 2024 vest ratably over a three-year period.

Executive PSU and RSU awards are made under Torex’s ESU Plan and are intended to be settled with shares from treasury or in cash shortly after vesting. Certain terminations of employment may alter the vesting treatment applicable to outstanding PSU and RSU awards (see “ESU Plan” on page 82 for more details on this plan). The Compensation and Human Resources Committee makes equity-based awards to the NEOs annually, to help maintain ongoing alignment between NEO compensation and the shareholder experience.

2024 Changes to the LTIP

In 2023, the Compensation and Human Resources Committee engaged Meridian to conduct a review of Torex’s LTIP to ensure the program remained competitive with peer and broader market practice. Following this review, three changes were made to the program, effective January 1, 2024:

1.	For PSUs, the relative TSR performance goals changed to the 25th percentile at “Threshold”, and the 75th percentile or greater at “Maximum”;

2.	RSUs will vest ratably over a three-year vesting period (vesting one-third in January of each year following the grant date, unless otherwise determined by the Board); and

3.	In the event of a resignation or retirement, any unvested PSUs and RSUs will be forfeited with Board discretion to make exceptions in certain circumstances.

For more information on the ESU Plan, see Section 15.1 - Employee Share Unit Plan.

71 Torex Gold Resources Inc. | TSX: TXG

2024 PSU Awards

PSUs granted in 2024 will cliff-vest at the end of a three-year performance period, based on performance relative to the performance peer group, as follows:

3-Year Relative TSR Percentile Rank	# of PSUs Earned (% of Target Award)
75th Percentile or Greater (“Maximum”)	200%
50th Percentile (“Target”)	100%
25th Percentile (“Threshold”)	50%
Below 25th Percentile	0

Payouts will be interpolated for any performance ranking that falls between the stated goals above.

Performance is measured against a custom performance peer group of mining companies (which overlaps with but is not the same as Torex’s peer group for benchmarking). These publicly-traded precious metal mining companies have exposure primarily to gold price, reflect our competition for investment dollars and have broadly similar business characteristics to Torex. The performance peers for the 2024 PSUs are as follows:

Alamos Gold Inc.	Dundee Precious Metals Inc.	Orla Mining Ltd.

Argonaut Gold Inc.(2)	Eldorado Gold Corp.	SSR Mining Inc.

Aris Mining Corp.(1)	Equinox Gold Corp.	Victoria Gold Corp.(2)

B2Gold Corp.	IAMGOLD Corp.	Wesdome Gold Mines Inc.

Calibre Mining Corp.	Lundin Gold Inc.

Centerra Gold Inc.	New Gold Inc.

Coeur Mining Inc.	OceanaGold Corp.

(1)	Aris Mining was formerly GCM Mining.
(2)	Argonaut Gold and Victoria Gold have been delisted as of this filing and removed from the performance peer group.

In January 2024, the Compensation and Human Resources Committee recommended, and the Board approved, regular cycle LTIP grants to the NEOs, in the following amounts:

Executive	PSUs (60% Weight)	RSUs (40% Weight)
Jody Kuzenko	86,502	57,668
Andrew Snowden	38,163	25,442
Dave Stefanuto	29,258	19,505
Faysal Rodriguez	25,442	16,961
Angie Robson	15,477	10,318

The PSUs will be earned based on relative TSR performance for the three-year period ending December 31, 2026, and will cliff-vest, to the extent earned, shortly after the end of the performance period. TSR will be measured based on the 20-day volume-weighted average share price immediately preceding the first and last days of the performance period (i.e., January 1, 2024 and December 31, 2026), and will incorporate reinvestment of any dividends. The 2024 RSUs will vest ratably over a three-year period, unless there is an eligible event of termination (for more information see “ESU Plan” on page 82).

The dollar values of these grants are summarized in the Summary Compensation Table that follows.

72 Torex Gold Resources Inc. | TSX: TXG

2022-2024 PSU Award Payouts

The performance period for PSU awards granted in 2022 concluded on December 31, 2024. Torex’s TSR performance for that period ranked at the 88th percentile of the peers included in the 2022 PSU performance peer group. This resulted in a payout factor of 194% of target (that is, for every 100 PSUs granted, 194 were earned and vested). A summary of the 2022 – 2024 PSUs granted versus earned is as follows:

Executive	PSUs Granted	PSUs Vested
Jody Kuzenko	73,503	142,449
Andrew Snowden	29,433	57,041
Dave Stefanuto	17,442	33,803
Faysal Rodriguez	14,141	27,405
Angie Robson	8,940	17,326

(k)	Benefit Programs

The Company provides group benefit programs to its executives (medical, pharmacy, vision, life and AD&D insurance, employee assistance, short-term and long-term disability), on the same basis as other employees. In addition, NEOs are entitled to annual health assessments.

The Compensation and Human Resources Committee periodically reviews the benefit programs, to ensure programs offered are competitive and aligned with market practices. In 2023, the Compensation and Human Resources Committee engaged Meridian to conduct a market review of peer retirement benefits provided to employees. Following this review, in 2024, Torex introduced a Group RRSP and a supplemental non-registered savings plan (NRSP) for its employees (including executives). Torex will contribute 8% of NEO’s base salary to the Group RRSP until the maximum annual contribution limit under the Income Tax Act (Canada) is reached. Once this limit is met, any additional contributions may be directed either to continue within the Group RRSP or into the Group NRSP, based on individual savings preferences and RRSP room availability.

Torex does not have a pension plan or post-employment compensation and benefits in place for any of its employees.

73 Torex Gold Resources Inc. | TSX: TXG

12.5 Summary and Other Compensation Tables

The following table provides information regarding compensation earned by the NEOs for the years ended December 31, 2022, 2023 and 2024:

						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)	Annual incentive plans(2) ($)	Long- term incentive plans	Pension value ($)	All other compensation(7) ($)	Total compensation ($)
Jody Kuzenko(3)	2024	850,000	2,032,797	(4)	Nil	918,000	Nil	N/A	218,487	4,019,284
President and Chief	2023	825,000	2,354,687	(5)	Nil	825,000	Nil	N/A	148,675	4,153,362
Executive Officer	2022	802,700	1,572,964	(6)	Nil	963,240	Nil	N/A	167,854	3,506,758
Andrew Snowden	2024	500,000	896,831	(4)	Nil	368,000	Nil	N/A	43,065	1,807,896
Chief Financial	2023	485,000	1,038,200	(5)	Nil	392,850	Nil	N/A	2,865	1,918,915
Officer	2022	468,000	629,866	(6)	Nil	393,120	Nil	N/A	2,665	1,493,651
Dave Stefanuto	2024	460,000	687,558	(4)	Nil	289,800	Nil	N/A	36,800	1,474,158
EVP, Technical	2023	430,000	767,048	(5)	Nil	297,238	Nil	N/A	Nil	1,494,286
Services and Capital Projects	2022	416,000	373,259	(6)	Nil	299,520	Nil	N/A	43,671	1,132,450
Faysal Rodriguez(8)	2024	400,000	597,882	(4)	Nil	252,000	Nil	N/A	N/A	1,249,882
SVP,	2023	391,500	698,366	(5)	Nil	270,624	Nil	N/A	N/A	1,360,490
Mexico	2022	380,000	302,613	(6)	Nil	273,600	Nil	N/A	N/A	956,213
Angie Robson(9)	2024	365,000	363,710	(4)	Nil	208,050	Nil	N/A	149,649	1,086,409
SVP, Human Resources,	2023	350,250	416,520	(5)	Nil	202,269	Nil	N/A	121,162	1,090,201
ESG and Communications	2022	337,050	191,316	(6)	Nil	202,230	Nil	N/A	95,308	825,904

Notes:

(1)	Figures in this column represent the value of RSUs and PSUs issued under the ESU Plan.
(2)	Annual cash bonuses for 2024, 2023, and 2022 were paid in February 2025, February 2024, and February 2023, respectively.
(3)	No compensation was paid to Ms. Kuzenko in her capacity as a Director.
(4)

LTIP compensation awards for 2024 of RSUs and PSUs under the ESU Plan for a three-year performance period commencing January 1, 2024 to December 31, 2026. The effective date of the grant was January 19, 2024. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan”. Based on the fair value of $14.10 per RSU on January 19, 2024, the date the awards were granted. For financial reporting purposes, the grant date fair value of each RSU is $14.10, and the grant date fair value of each PSU is $21.61 which is estimated using a Monte Carlo valuation model, which requires the use of assumptions including expected share price volatility and risk-free interest rate.

(5)

LTIP compensation awards for 2023 of RSUs and PSUs under the ESU Plan for a three-year performance period commencing January 1, 2023 to December 31, 2025. The effective date of the grant was January 19, 2023. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan”. Based on the fair value of $17.03 per RSU on January 19, 2023, the date the awards were granted. The closing price of the Common Shares on the TSX on the business day immediately preceding the grant date was $17.03 per Common Share. For financial reporting purposes, the grant date fair value of each RSU is $17.03, and the grant date fair value of each PSU is $23.12 which is estimated using a Monte Carlo valuation model, which requires the use of assumptions including expected share price volatility and risk-free interest rate.

(6)

LTIP compensation awards for 2022 of RSUs and PSUs under the ESU Plan for a three-year performance period commencing January 1, 2022 to December 31, 2024. The effective date of the grant was January 21, 2022. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan”. Based on the fair value of $12.84 per RSU on January 21, 2022, the date the awards were granted. The closing price of the Common Shares on the TSX on the business day immediately preceding the grant date was $12.84 per Common Share. For financial reporting purposes, the grant date fair value of each RSU is $12.84, and the grant date fair value of each PSU is $16.91 which is estimated using a Monte Carlo valuation model, which requires the use of assumptions including expected share price volatility and risk-free interest rate.

74 Torex Gold Resources Inc. | TSX: TXG

(7)

“All Other Compensation” amount includes company contributions to RRSP/NRSP in 2024, annual health assessment (if completed) in 2022-2024. For Ms. Kuzenko and Ms. Robson (2022-2024), and Mr. Stefanuto (2022), this amount also covers the costs of travel to/ from and accommodation in Toronto that are paid by the Company and reimbursement of taxes paid in respect of such taxable benefits.

(8)	Mr.Rodriguez is based in Mexico but his annual remuneration is approved in Canadian dollars, and paid in Mexican pesos. He is not entitled to company contributions to RRSP/NRSP.
(9)	Ms. Robson was promoted to the role of Senior Vice President, Human Resources, ESG and Communications effective February 1, 2022.

Equity Plan Awards

(a)	Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each NEO outstanding as of December 31, 2024:

		Option- based Awards			Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or Payout value of share- based awards that have not vested(2) ($)	Market or Payout value of vested share-based awards not paid out or distributed(3) ($)
Jody Kuzenko	Nil	N/A	N/A	N/A	404,942	11,467,957	Nil
Andrew Snowden	Nil	N/A	N/A	N/A	173,623	4,917,003	Nil
Dave Stefanuto	Nil	N/A	N/A	N/A	122,874	3,479,792	Nil
Faysal Rodriguez	Nil	N/A	N/A	N/A	106,979	3,029,645	Nil
Angie Robson	Nil	N/A	N/A	N/A	65,153	1,845,133	Nil

Notes:

(1)

2016 was the final year that employees received stock options under the Stock Option Plan, which was terminated in early 2025 when the last outstanding stock options were exercised. No NEO held a stock option in 2024.

(2)	Assuming an adjustment factor of 1.0 for the PSUs.
(3)	The value of all undistributed share based awards reflected in this column has been calculated using the market value of the Common Shares on the TSX of $28.32 per share at December 31, 2024.

(b)	Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each NEO for the year ended December 31, 2024:

Name	Option-based Awards – Value vested during the year ($)	Share-based Awards – Value vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Jody Kuzenko	Nil	884,790	918,000
Andrew Snowden	Nil	451,290	368,000
Dave Stefanuto	Nil	103,996	289,800
Faysal Rodriguez	Nil	98,549	252,000
Angie Robson	Nil	89,022	208,050

Note:

(1)	Based on the number of RSUs and PSUs vested during the year, multiplied by the closing price of the Common Shares on the TSX of $14.37 on the date prior to vesting.

75 Torex Gold Resources Inc. | TSX: TXG

12.6 Termination and Change of Control Benefits

The table below summarizes the termination and change of control benefits provided under the NEOs’ employment agreements and ESU Plan as at December 31, 2024:

Termination Event	Termination Pay		Equity Compensation[1]	Benefits[2]
	Salary	Bonus
Voluntary and Other Termination
Resignation including Retirement	None	None

Granted prior to January 1, 2024:

PSUs: The NEO will continue to be entitled to a pro rata portion of the PSUs which will not be redeemed until the end of the applicable term and subject to the applicable adjustment factor.

RSUs: A pro rata portion of the share units will vest immediately and may be redeemed in the 90-day period following the NEO’s termination date after which any outstanding vested RSUs will be automatically redeemed. On and after January 1, 2024:PSUs and RSUs:

The NEO will forfeit all

unvested PSUs and RSUs.

None

Death	None	None	Pro rata portion of the share units will vest immediately, PSUs subject to an adjustment factor prescribed by the ESU Plan, and will be redeemed as soon as practical.	NA

Permanent Disability	Per ESA[3]	None

PSUs: The NEO will continue to be entitled to a pro rata portion of the PSUs which will not be redeemed until the end of the applicable term and subject to the applicable adjustment factor.

RSUs: A pro rata portion of the share units will vest immediately and may be redeemed in the 90-day period following the NEO’s termination date after which any outstanding vested RSUs will be automatically redeemed.

Continued during ESA notice period LTD[4]

76 Torex Gold Resources Inc. | TSX: TXG

Termination Event	Termination Pay		Equity Compensation[1]	Benefits[2]
	Salary	Bonus
Involuntary Termination
Not for Cause or by NEO for Good Reason5, [6]	CEO: 24 months CFO: 18 months Other NEOs: 12 months	CEO: 2 x avg. bonus CFO: 1.5 x avg. bonus Other NEOs: 1 x avg. bonus	Same as for permanent disability	Outplacement services and continued benefits during ESA notice plus continued health/dental benefits for remainder of period

For Cause	None	None	Outstanding share units are forfeited	None

Change of Control[7] plus Termination without Cause/ Good Reason (double trigger)8, [9]	CEO: 24 months CFO: 24 months Other NEOs: 18 months	CEO: 2 x avg. bonus CFO: 2 x avg. bonus Other NEOs: 1.5 x avg. bonus	All share units will vest immediately with PSUs being subject to an adjustment factor prescribed by the ESU Plan.	Same as Not for Cause or by NEO for Good Reason

Notes:

1.

Eligible employees, including the NEOs, may be granted share units under the Company’s ESU Plan. Share units include PSUs which are linked to the Company’s relative total shareholder return over a three-year performance period (the “adjustment factor”) and must be earned in order to vest and RSUs which vest based on the passage of time. For more information on the ESU Plan, including termination and change of control provisions, and the determination of the adjustment factor see “Compensation Related Governance – Long-term Incentive Plan” on page 70 and “Compensation Securities Plans – Employee Share Unit Plan” on page 82.

2.	Benefits include group health and dental.

3.	Minimum requirements under the Employment Standards Act, 2002 (Ontario) or in the case of Mr. Rodriguez, under the Mexican Federal Labour Law.

4.	In accordance with the Company’s group long-term disability plan.

5.

The NEO will continue to receive payments until the earlier of the period set out above expires and the date they secure another job (including employment, contract and/or other consulting work) of: (i) base salary in effect at the date of termination, (ii) benefits coverage (excluding life insurance and disability coverage), and (iii) the “average bonus” amount being the average of the cash bonuses paid to the NEO for the two most recently completed financial years, and if termination occurs prior to the completion of two years of employment, the amount paid to the NEO for the most recently completed year, and if termination occurs prior to the completion of the first year, the amount is the NEO’s current year’s targeted cash bonus.

6.

“Good Reason” in the NEO’s employment agreement means the occurrence of any of the following events for which the NEO’s consent was not obtained unless the Company corrects the circumstances within 30 days of receiving notice from the NEO: (a) a change in their position that materially reduces their duties, level of responsibility or level to which they report; (b) any reduction in their base salary; (c) any material reduction in benefits or any other form of remuneration other than as a result of the Company or the individual failing to meet performance targets and in certain other circumstances; or (d) a relocation of the Company’s offices increases the one-way commute from their principal residence to the Company’s offices by more than 35 miles.

7.

“Change of Control” means a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company and another corporation or by any person and its joint actors and affiliates (collectively, a “Group”), as such terms are used or defined in the Securities Act (Ontario), and whether directly or indirectly, resulting in the acquisition of the Common Shares which, when added to all other Common Shares at the time held by such corporation or person and its joint actors and affiliates, totals for the first time 40% of the outstanding Common Shares; or any person or Group acting jointly or in concert succeeding in having a sufficient number of its nominees elected to the Board such that such nominees, when added to any existing director remaining on the Board after such election who can be considered to be a nominee of such person or Group, will constitute the majority of the Board; or the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent.

8.	Amounts of salary and bonus are paid in a lump sum.

9.	The second trigger under the ESU Plan includes a participant resigning in circumstances that constitute constructive termination under the law instead of Good Reason.

77 Torex Gold Resources Inc. | TSX: TXG

Termination without Cause

The following are the estimated incremental payments, payables and benefits, to an NEO assuming termination of employment without cause by the Company, or by the NEO for Good Reason, as applicable, on December 31, 2024:

Name	Aggregate base salary ($)	Aggregate bonus ($)	RSUs/ PSUs(1)(2) ($)	Accrued vacation entitlements ($)	Total ($)
Jody Kuzenko	1,700,000	1,788,240	N/A	88,263	3,576,503
Andrew Snowden	750,000	589,478	N/A	28,845	1,368,323
Dave Stefanuto	460,000	298,379	N/A	14,152	772,531
Faysal Rodriguez	400,000	272,112	N/A	—	672,112
Angie Robson	365,000	202,250	N/A	1,404	568,654

Termination following a Change of Control

The following are the estimated incremental payments, payables and benefits, assuming a Triggering Event took place on December 31, 2024 which was within the Specified Period of a Change of Control (Double Trigger):

Name	Aggregate base salary ($)	Aggregate bonus ($)	RSUs/ PSUs(1)(2) ($)	Accrued vacation entitlements ($)	Total ($)
Jody Kuzenko	1,700,000	1,788,240	11,467,957	88,263	15,044,460
Andrew Snowden	1,000,000	785,970	4,917,003	28,845	6,731,818
Dave Stefanuto	690,000	447,569	3,479,792	14,152	4,631,513
Faysal Rodriguez	600,000	408,168	3,029,645	—	4,037,813
Angie Robson	547,500	303,374	1,845,133	1,404	2,697,411

Notes:

(1)

Under a Termination without cause, an NEO retains the pro-rata number of RSUs and PSUs based on the number of completed months in the grant term and performance period respectively, applicable to any outstanding grants and forfeits the remaining number of units.

(2)	Based on the closing price of the Common Shares on the TSX on December 31, 2024 of $28.32. Assuming an adjustment factor of 1.0 for the PSUs.

12.7	Director Compensation

(a)	Approach to Director Compensation

The purpose of the Company’s compensation program for non-employee Directors is to recruit and retain qualified individuals to oversee the Company’s business on behalf of shareholders and make meaningful contributions to its success.

Board of Director compensation is generally reviewed every other year. In 2023, the Compensation and Human Resources Committee engaged Meridian to conduct a review of Director compensation compared to Torex’s 2023 benchmarking peer group (see Section 12.4(d) for details of the benchmarking peer group). Torex’s director compensation program continued to remain competitive with market and no changes were made following this review.

Details of Torex’s 2024 Director compensation program are discussed below.

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(b)	Elements of the Director Pay Program

Compensation for non-executive Directors is paid in Canadian dollars and has the following components:

•	An annual cash retainer for Board service (the Non-Executive Board Chair receives a larger annual retainer)

•	An additional retainer for chairing a Board committee

•	An additional retainer for being a member of a Board committee

•	An annual equity retainer, delivered as Restricted Share Units

•	A meeting fee for each Board and committee meeting attended, that is in excess of the regular meetings number of meetings as described below

•	Other compensation as noted in the table below

The table below summarizes the dollar value for 2024 of these pay elements:

Compensation Element	Value
Annual Cash Retainer (not applicable for Board Chair)	$85,000
Non-Executive Board Chair Annual Cash Retainer	$175,000
Committee Chair Retainers:
• Audit Committee	$25,000
• Compensation and Human Resources Committee	$20,000
• Corporate Governance and Nominating Committee (“CG&N”)	$15,000
• Safety and Corporate Social Responsibility Committee (“Safety & CSR”)	$15,000
• Technical Committee	$15,000
Committee Member Retainers:
• Audit Committee	$10,000
• Compensation and Human Resources Committee	$7,500
• CG&N Committee	$5,000
• Safety & CSR Committee	$5,000
• Technical Committee	$5,000
Meeting Fees	$1,000/meeting for excess meetings(1)
Equity-Linked Compensation (RSUs)	$150,000
Other Compensation(2)	$3,065 (approx.)

Note:

(1)

“Excess meetings” means any meetings in excess of 10 board meetings, 8 Audit Committee meetings, 8 Compensation and Human Resources Committee meetings, 5 CG&N Committee meetings, 5 Safety & CSR Committee meetings or 5 Technical Committee meetings. There were no excess meetings in 2024.

(2)	“Other Compensation” refers to a health assessment that each director is entitled to receive.

Torex awards equity solely in the form of Restricted Share Units to its directors effective 2022. Equity awards made to non-executive Directors vest on the day they are granted.

Torex also reimburses Directors for their travel and other expenses incurred for their attendance at Board and committee meetings.

Directors who are also employees of the Company (i.e., the CEO) are not compensated for their service as Directors.

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(c)	Director Summary Compensation Table

The following table provides information regarding compensation earned by each non-executive Director for the year ended December 31, 2024:

Name (Non-Executive Directors)(1)	Fees Earned ($)	Share- based awards(2) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Rick Howes	190,734	150,000	—	Nil	NA	—	340,734
Caroline Donally	25,625	37,472	—	Nil	NA	—	63,097
Tony Giardini	65,000	150,000	—	Nil	NA	3,065	218,065
Jennifer Hooper	115,217	150,000	—	Nil	NA	3,065	268,282
Jay Kellerman	115,000	150,000	—	Nil	NA	—	265,000
Rosie Moore	95,000	150,000	—	Nil	NA	—	245,000
Rodrigo Sandoval	107,663	150,000	—	Nil	NA	—	257,663
Roy Slack	105,000	150,000	—	Nil	NA	3,065	258,065

Notes:

(1)

No compensation was paid to Ms. Kuzenko in her capacity as a Director of the Company. For a summary of the compensation paid to Ms. Kuzenko in her capacity as an executive officer of the Company, see “Summary Compensation Table”, on page 74. Mr. Giardini served until June 26, 2024. Ms. Donally joined the Board on October 1, 2024.

(2)

The fair value of the Restricted Share Units is based on the market price at the time of the grant. The closing price of the Common Shares on the TSX on the business day immediately preceding January 19, 2024, the grant date, was $14.37 per Common Share. Ms. Donally was issued 1,260 Restricted Share Units on November 11, 2024. The closing price of the Common Shares on the TSX on the business day immediately preceding November 11, 2024, the grant date, was $29.74 per Common Share. A Director may select a future date to redeem the Restricted Share Units provided such date is no later than the Director’s retirement date from the Board, or such other date determined by the Board with the consent of the Director.

(3)	“Other Compensation” refers to a health assessment that each Director is entitled to receive.

(d)	Outstanding Option-Based and Share-Based Awards and Value Vested During the Year

The following table shows all option-based and share-based awards outstanding as at December 31, 2024 for the non-executive Directors. The table also provides the value of share-based awards vested in the year ended December 31, 2024:

		Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)	Value of Restricted Share Units vested during the year ($)(3)
Rick Howes	Nil	N/A	N/A	Nil	Nil	Nil	374,702	150,000
Caroline Donally (4)	Nil	N/A	N/A	Nil	Nil	Nil	35,683	37,472
Tony Giardini	Nil	N/A	N/A	Nil	Nil	Nil	Nil	150,000
Jennifer Hooper	Nil	N/A	N/A	Nil	Nil	Nil	1,028,299	150,000
Jay Kellerman	Nil	N/A	N/A	Nil	Nil	Nil	1,028,299	150,000
Rosie Moore	Nil	N/A	N/A	Nil	Nil	Nil	926,659	150,000
Rodrigo Sandoval	Nil	N/A	N/A	Nil	Nil	Nil	709,501	150,000
Roy Slack (5)	14,204	17.20	18-Jan-2026	157,948	Nil	Nil	958,151	150,000
	10,503	18.04	17-Jun-2025	107,971

Notes:

(1)	All Restricted Share Units granted to non-executive directors have vested.
(2)	The value of all undistributed share based awards reflected in this column has been calculated using the market value of the Common Shares on the TSX of $28.32 per share at December 31, 2024.

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(3)

“Value of Restricted Share Units vested during the year” is calculated by multiplying the total number of Restricted Share Units vested during the year by the market price of the Common Shares on the TSX on the business day immediately preceding the vesting date.

(4)	Ms. Donally was issued 1,260 Restricted Share Units on November 11, 2024.
(5)	Mr. Slack exercised his outstanding stock options on March 21, 2025, resulting in the termination of the Stock Option Plan as there are no longer any stock option outstanding under the plan.

See also “Section 11 – Information about Director Nominees – Director Profiles” for additional information on Common Share and Restricted Share Unit holdings.

13.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2024. A description of the significant terms of each of the equity compensation plans of the Company follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights(1)	Weighted-average price of outstanding options and rights(2) ($)	Number of securities remaining available for future issuance under equity compensation plans(3)(4)
Equity compensation plans approved by Securityholders	1,517,688	$17.56 for options N/A for RSUs and PSUs	3,383,846
Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	1,517,688	N/A for RSUs, PSUs and Restricted Share Units	3,383,846

Notes:

(1)

Represents the number of Common Shares reserved for issuance upon redemption of 792,409 outstanding PSUs and 521,854 outstanding RSUs under the ESU Plan, 178,718 outstanding Restricted Share Units under the RSU Plan and exercise of 24,707 outstanding options under the Stock Option Plan. Assumes an adjustment factor of 1.0 for PSUs issued under the ESU Plan.

(2)

The weighted average exercise price for all outstanding options and rights is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs and RSUs under the ESU Plan or the Restricted Share Units under the RSU Plan.

(3)

Based on the maximum aggregate number of Common Shares that were available for issuance under the ESU Plan, Stock Option Plan and the RSU Plan, collectively, as at December 31, 2024 of 3,383,846 (which maximum reserve is based on 5.7% of the number of issued and outstanding Common Shares as at December 31, 2024 of 85,991,823. See also “Section 15 – Compensation Securities Plans.”

(4)	Represents approximately 3.9% of the issued and outstanding Common Shares as at December 31, 2024, on a non-diluted basis.

14.	BURN RATE

Plan Category	2024	2023	2022
Stock Option Plan Grants	—	—	—
RSU Plan Grants	74,326	70,456	99,264
ESU Plan Grants(1)
• RSUs	209,167	196,809	156,356
• PSUs(1)	313,755	295,220	234,537
Total Securities Granted	597,248	562,485	490,157
Basic Weighted Average Shares Outstanding	85,977,291	85,881,325	85,831,727
Burn Rate – Stock Option Plan Grants	0.00%	0.00%	0.00%
Burn Rate – RSU Plan Grants	0.09%	0.08%	0.12%
Burn Rate – ESU Plan Grants	0.61%	0.57%	0.46%
Total Burn Rate	0.69%	0.65%	0.58%

Note:

(1)	The adjustment factor is up to 2.0 on the PSUs. The burn rate is based on an adjustment factor of 1.0.

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15. COMPENSATION SECURITIES PLANS

The annual award of long-term incentives under the ESU Plan and the RSU Plan is intended to align the interests of Directors, executives and other employees with the interests of shareholders. The limit on the number of Common Shares that may be issued under all compensation securities plans, in aggregate, has been reduced in 2025, from 5.7% of shares outstanding, to 5.32%. In addition, the Company’s burn rate (the number of stock option and share unit awards granted annually over common shares outstanding) has averaged 0.64% over the three years through 2024. Torex’s average burn rate is within a range of the median rate of share usage by peers over the last three years4.

The Board decided 2021 would be the final year that stock options will be granted under the Stock Option Plan and no new grants were made under the Stock Option Plan after January 1, 2022. In March 2025 the last of the outstanding stock options were exercised resulting in the termination of the Stock Option Plan.

15.1 Employee Share Unit Plan

In 2016, shareholders approved the ESU Plan pursuant to which the Board may, from time to time, determine those eligible employees and officers of the Company (an “Eligible Person”) who will receive a grant of restricted share units (“RSUs”) and/or performance share units (“PSUs”, together with RSUs, are collectively referred to as “Share Units”). The purpose of the ESU Plan is to provide a meaningful incentive to achieving the Company’s annual operational objectives, and other short term needs, through decisions that are consistent with creating long term value to support the Company’s share price.

The ESU Plan is administered by the Compensation and Human Resources Committee (provided the Board has delegated the administration to such committee), which has the sole and absolute discretion to: recommend to the Board the Eligible Persons to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the ESU Plan; recommend to the Board conditions to the vesting of Share Units; set, waive, and amend performance targets; recommend to the Board amending the list of performance peers as may be appropriate; and make any other determinations that the Compensation and Human Resources Committee deems necessary or desirable for the administration of the ESU Plan. Any decision of the Compensation and Human Resources Committee with respect to the administration and interpretation of the ESU Plan will be conclusive and binding on the ESU Participants (as defined below).

The Board may award Share Units to any Eligible Person (an “ESU Participant”) in its sole discretion. Non-executive Directors of the Company are not eligible to participate in the ESU Plan. Each Share Unit granted to an ESU Participant under the ESU Plan will be credited to the ESU Participant’s share unit account. Rights respecting Share Units are not transferable or assignable other than by will or the laws of descent and distribution. Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board.

Pursuant to the terms of the ESU Plan: (a) the number of Common Shares reserved for issuance pursuant to Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding; (b) the aggregate number of Common Shares issuable to insiders pursuant to Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding; and (c) the aggregate number of Common Shares issued to insiders pursuant to Share Units and all other Share Compensation Arrangements, in respect of a one year period, may not exceed 5.32% of the total number

[4]	Based on peer data through 2024, where available, and for the prior three-year period for any peer data that is not available.

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of Common Shares then outstanding. “Share Compensation Arrangements” for these purposes means the ESU Plan and any other security-based compensation arrangements implemented by the Company including stock option plans, employee stock purchase plans, share distribution plans, stock appreciation right plans, restricted share plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, pre-existing or otherwise. The ESU Plan was amended in 2025 by the Directors (with shareholder approval not being required) to change the number of Common Shares: (i) reserved for issuance under the ESU Plan and all Share Compensation Arrangements; (ii) issuable to insiders; and (iii) issuable to insiders in respect of a one year period, from 5.7% to 5.32% as disclosed above. The ESU Plan was also amended in 2025 to clarify the concept of vesting and remove the 10-year term (with shareholder approval of such amendments not being required).

The ESU Plan does not provide for a maximum number of securities which may be issued to an individual pursuant to the ESU Plan and all other Share Compensation Arrangements (expressed as a percentage or otherwise).

Based on the 86,205,444 Common Shares outstanding as at May 7, 2025, the Company may reserve up to 4,586,130 Common Shares for issuance pursuant to its ESU Plan and all other Share Compensation Arrangements.

“Market Value” for these purposes means the closing trading price of the Common Shares on the TSX, or such other stock exchange on which the Common Shares are then listed, on the trading day immediately preceding the date as at which Market Value is determined. ESU Participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date, subject to extension in the case of a blackout period (unless the ESU Participant elects to redeem the Share Units on the condition that they receive the Share Unit Amount (as defined below)). An ESU Participant who does not elect an early redemption date as specified under the ESU Plan will have vested Share Units redeemed on their expiry date. The expiry date for Share Units will be determined by the Board for each applicable grant.

The Company will redeem each Share Unit elected to be redeemed by an ESU Participant on the applicable redemption date by:

•

issuing to the ESU Participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering either (i) such number of Common Shares less the number of Common Shares with a Market Value equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”), or (ii) subject to the consent of the Company, such number of Common Shares, provided the ESU Participant has provided for payment to the Company of all or a portion of the amount equal to the Applicable Withholdings;

•

at the election of the ESU Participant and subject to the consent of the Company, paying the ESU Participant an amount in cash (the “Share Unit Amount”) equal to: (i) the number of vested Share Units elected to be redeemed multiplied by (ii) the Market Value minus (iii) Applicable Withholdings; or

•	at the election of the ESU Participant, a combination of Common Shares and cash, subject to the consent of the Company.

No financial assistance will be provided by the Company to any ESU Participant in connection with any award of Share Units.

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Each RSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board. Effective January 1, 2024, unless otherwise determined by the Board, or otherwise specified in any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant, each grant of RSUs will vest in three approximately equal instalments commencing one year following the grant date on a vesting date determined by the Board. RSUs will only vest if the participant is an Eligible Person on the relevant vesting date(s). Each PSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board. The number of PSUs that will vest on a vesting date will be the number of PSUs and Dividend PSUs (defined as Dividend Performance Share Units in the ESU Plan) scheduled to vest on such vesting date multiplied by the applicable adjustment factor. The adjustment factor will be determined based on the Company’s market performance, as described in the applicable grant agreement.

Under the ESU Plan, Share Units (and Common Shares underlying such Share Units) that are redeemed and cancelled (including redemptions for cash), or otherwise terminated without having been redeemed, will again be available for issuance under the ESU Plan (and other Share Compensation Arrangements).

If the employment of an ESU Participant is terminated due to resignation, including retirement, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units (as defined in the ESU Plan): (i) a pro rata portion of the ESU Participant’s unvested RSUs and related Dividend Share Units granted prior to December 31, 2023 will vest immediately prior to the termination date in accordance with the relevant formula set forth in the ESU Plan; (ii) the ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend Share Units granted prior to December 31, 2023 in accordance with the relevant formula set forth in the ESU Plan; and (iii) unvested RSUs and PSUs and related Dividend Share Units granted on or after January 1, 2024 will be forfeited, subject to the Board’s determining otherwise in its sole discretion. The PSUs that the ESU Participant continues to hold in circumstances described in (ii) will be redeemed at the end of the relevant performance period using the adjustment factor determined for the performance period. The vested RSUs in circumstances described in (i) and any RSUs granted on or after January 1, 2024 which vested prior to the date of resignation, including retirement, may be redeemed by the ESU Participant during the period commencing on the date the ESU Participant’s employment is terminated and ending on the earlier of the 90th day after the ESU Participant’s termination date (as defined in the ESU Plan) and the applicable expiry date (the “Termination Exercise Window”) upon which any outstanding RSUs will automatically be redeemed.

If an ESU Participant’s employment is terminated by the Company for cause, the ESU Participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units, including vested Share Units, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant, and the requirements of applicable employment standards legislation.

If an ESU Participant’s employment is terminated by the Company without cause, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, such ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend PSUs, determined in accordance with the relevant formula set forth in the ESU Plan. However, such PSUs will not be redeemed until the end of the

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performance period based on the adjustment factor applicable to the performance period. If the ESU Participant’s employment is terminated by the Company without cause, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company (as disclosed above), a pro rata portion of the ESU Participant’s unvested RSUs and Dividend RSUs will vest immediately prior to the ESU Participant’s termination date, determined in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested RSUs may be redeemed during the Termination Exercise Window at the expiry of which any outstanding RSUs will automatically be redeemed.

If an ESU Participant’s employment is terminated by the disability of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, such ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend PSUs, determined in accordance with the relevant formula set forth in the ESU Plan. However, such PSUs will not be redeemed until the end of the performance period based on the adjustment factor applicable to the performance period. If an ESU Participant’s employment is terminated by the disability of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company (as disclosed above), a pro rata portion of the unvested RSUs and related Dividend RSUs will vest immediately prior to the date of such event, determined in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested RSUs may be redeemed during the Termination Exercise Window at the expiry of which any outstanding RSUs will automatically be redeemed.

If an ESU Participant’s employment is terminated by the death of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, a pro rata portion of the ESU Participant’s unvested PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of death in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested PSUs will be redeemed as soon as practical following the date of the ESU Participant’s death using the adjustment factor determined by the Board, which will be based on performance to the end of the year prior to the ESU Participant’s date of death, provided that if the performance period for the vested PSUs commenced less than one year prior to the ESU Participant’s date of death, the PSUs will be redeemed using an adjustment factor of 1.0. The ESU Participant’s vested RSUs will be redeemed as soon as practical following the date of the ESU Participant’s death.

If the employment of an ESU Participant is terminated by the Company without cause or if the ESU Participant resigns in circumstances constituting constructive termination at common law, in each case, within 24 months following a Change of Control (as such term is defined under the ESU Plan) which includes, among other things the acquisition of 40% or more of the Common Shares, or the election of a number of nominees to the Board that constitute a majority of the Board, all of the ESU Participant’s Share Units and related Dividend Share Units as applicable will vest immediately prior to the ESU Participant’s termination date. The PSUs will vest using an adjustment factor determined by the Board, which will be based on performance to the end of the year prior to the ESU Participant’s termination date, provided that if the performance period for the vested PSUs commenced less than one year prior to the ESU Participant’s termination date, the PSUs will be redeemed using an adjustment factor of 1.0.

The Board may amend, suspend or terminate the ESU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make a number of amendments to the ESU Plan without seeking shareholder approval, including: (i) any amendment to the vesting provisions of the ESU Plan or any grant agreement (provided that any

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amendment to the vesting provisions that would extend the term to the benefit of an insider would not be permitted without shareholder approval); (ii) amendments to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the ESU Plan or the shareholders; (iii) any amendment to permit conditional redemption; (iv) amendments of a “housekeeping” nature; (v) amendments respecting administration of the ESU Plan; and (vi) any other amendments not requiring shareholder approval, including amendments in connection with a Change of Control to assist ESU Participants to participate in such event. However, shareholder approval (by a majority of votes cast) will be required for: (i) increases to the number or percentage of Common Shares issuable under the ESU Plan; (ii) any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing insider participation, including without limitation the participation of non-employee directors; (iii) the addition of any other provision which results in ESU Participants receiving Common Shares while no cash consideration is received by the Company; (iv) amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; (v) amendments to the amending provision within the ESU Plan; and (vi) amendments required to be approved by shareholders under applicable law. The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended.

As at May 7, 2025, there were 424,687 RSUs and 734,900 PSUs outstanding under the ESU Plan. Based on the 86,205,444 Common Shares outstanding as at May 7, 2025, this represents 0.49% and 0.85%, respectively, and an aggregate of 1.35%, of the issued and outstanding Common Shares.

15.2 Restricted Share Plan

The RSU Plan provides that restricted share rights (“Restricted Share Units”) may be granted by the Board or a committee of the Board, which administers the RSU Plan, to Directors, key employees and consultants of the Company as a discretionary payment in consideration of past or future services to the Company. However, the share units under the RSU Plan are used as part of the Company’s compensation program for executives and other employees. While eligible participants include key employees and consultants of the Company, the Board only grants Restricted Share Units under the RSU Plan to non-executive Directors. See “Section 12.3(e) - Compensation-Related Governance – Elements of Torex’s Compensation Program.”

The number of Restricted Share Units awarded will be credited to the participant’s account effective on the grant date of the Restricted Share Units. A Restricted Share Unit represents a right to receive one Common Share issued from treasury on the later of: (a) the date which is the first day after a restricted period as determined by the Compensation and Human Resources Committee (the “Restricted Period”); and (b) a date determined by an eligible participant that is after the Restricted Period but is no later than the participant’s retirement date or termination date (a “Deferred Payment Date”). Vesting for Restricted Share Units occurs on the date which is the first day after a Restricted Period. The Compensation and Human Resources Committee may also make the vesting of Restricted Share Units subject to performance conditions to be achieved by the Company, the participant or a class of participants. Restricted Share Units are not assignable.

Pursuant to the RSU Plan (as amended in 2025): (a) the maximum number of Common Shares reserved for issuance pursuant to Restricted Share Units and all other Share Compensation Arrangements is 5.32% of the total number of Common Shares then outstanding; (b) the aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding, (c) the aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other Share Compensation Arrangements, within a one year period, may not exceed

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5.32% of the total number of Common Shares then outstanding; and (d) the aggregate number of securities granted under all Share Compensation Arrangements to any one non-executive Director in respect of a one year period, shall not exceed a maximum value of $150,000 of securities. The RSU Plan does not otherwise provide for a maximum number of securities which may be issued to an individual pursuant to the RSU Plan and all other Share Compensation Arrangements (expressed as a percentage or otherwise).

The RSU Plan was amended in 2025 by the Directors (with shareholder approval not being required) to change the number of Common Shares reserved for issuance under the RSU Plan and all Share Compensation Arrangements, issuable to insiders and issuable to insiders in respect of a one year period, from 5.7% to 5.32% as disclosed above, and to conform the provision to the ESU Plan. The RSU Plan was also amended in 2025 by the Directors (with shareholder approval not being required) to add a special appendix with provisions that are applicable solely to U.S. participants and to include in the definition of “Market Value”, the five-day weighted average trading price of the Common Shares on the TSX, at the sole discretion of the Board, and was amended by the Directors in 2022 to add provisions that are applicable to blind trusts (with shareholder approval of such amendments not being required).

The Compensation and Human Resources Committee may from time to time in the absolute discretion of the Compensation and Human Resources Committee (without shareholder approval) amend, modify and change the provisions of the RSU Plan, including, without limitation: (i) amendments of a house keeping nature: (ii) the change to the Restricted Period of any Restricted Share Unit; and (iii) any amendments required by the TSX to allow the RSU Plan to become effective. However, other than as set out above, any amendment, modification or change to the provisions of the RSU Plan which would: (i) materially increase the benefits of the holder of Restricted Share Units to the detriment of the Company and its shareholders; (ii) increase the number of Common Shares, other than by virtue of the adjustment provisions; (iii) increase the limits on non-employee Directors; or (iv) materially modify the requirements as to eligibility for participation in the RSU Plan, which shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of the RSU Plan, shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Units automatically terminate, unless otherwise determined by the Compensation and Human Resources Committee. If a participant’s retirement or termination occurs after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Units shall be satisfied by the Company issuing the applicable Common Shares or, subject to the agreement of the Company, the Company paying the “RSR Amount” (as such term is defined in the RSU Plan). The Board is permitted to extend a Deferred Payment Date beyond the participant’s retirement date or termination date, with the consent of such participant. In the event of death or disability, such Restricted Share Units shall be immediately satisfied and Common Shares issued or, subject to the agreement of the Company, the Company paying the RSR Amount. In the event that any cash dividend or other cash distribution is paid by the Company on the Common Shares, a participant’s account will be credited with additional Restricted Share Units that are subject to the same terms and conditions, including the Restricted Period and the Deferred Payment Date, as the Restricted Share Units in respect of which the additional Restricted Share Units were credited.

In the event of a Change of Control (as such term is defined under the RSU Plan) which includes, among other things, the acquisition of 40% or more of the Common Shares, or election of a number of nominees to the Board that constitute a majority of the Board, all Restricted Share Units shall be immediately settled with Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

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As at May 7, 2025 there were 210,236 Restricted Share Units outstanding under the RSU Plan. Based on the 86,205,444 Common Shares outstanding as at May 7, 2025, this represents 0.24% of the issued and outstanding Common Shares.

16. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s Directors or executive officers, nor any associate of such Director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2024, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

17. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

18. CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

This Circular contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the Company’s GHG reduction targets, the Company’s strategic objectives, as well as the statements that: we will exit the project with only a modest level of net debt, which will be repaid quickly as the Company pivots to positive free cash flow generation by the middle of 2025; as we focus on achieving next-level safety in 2025, we will continue our work to strengthen our position as an industry leader in responsible mining; based on current development rates, we are confident in our ability to deliver steady-state mining rates of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Feasibility Study; further, with a 50% increase in our exploration and drilling budget from 2024 to 2025, the beginning of development of our next mine at EPO in the upcoming months, and an inaugural return of capital program expected to be announced to our shareholders later this year, 2025 is expected to be yet another exciting and prosperous year for Torex as we enter the next chapter at Morelos; following declaration of commercial production in Q2 2025, the Company is expected to pivot back to positive free cash flow generation, allowing for quick repayment of the modest level of debt taken on to fund Media Luna, continued investments in drilling and exploration, investment in the beginning of development at EPO and a planned inaugural return of capital program to be formalized by mid-2025; in September the Company released an updated life-of-mine plan for the Morelos Complex, which incorporates the EPO underground deposit following completion of an internal pre-feasibility study, firmly establishing a production profile with a minimum of 450 thousand ounces gold equivalent (“koz AuEq”) from 2026 through 2030 and a reserve life out to at least 2035; EPO upfront capital expenditures are estimated at the Pre-feasibility Study level of confidence, at $81.5 million, given the ability to leverage infrastructure associated with the Media Luna Project, including the Guajes Tunnel, conveyor and ore handling systems, paste plant, mineral processing facilities, and power and water infrastructure; EPO will also further complement the Company’s exposure to the Cu market – with 143 million pounds (“Mlb”) at a grade of 1.29% Cu within the inaugural EPO mineral reserve of 781 koz AuEq; with approximately 125,000 metres of drilling planned in 2025, almost double the metres drilled in 2024, the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets; and the successful completion of Media Luna is expected to result in a

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return to positive free cash flow in mid-2025 as production ramps up and capital expenditures normalize. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

19. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedarplus.ca. Additional financial information is provided in the Company’s consolidated annual financial statements and management’s discussion and analysis for the year ended December 31, 2024, which can be found on SEDAR+ at www.sedarplus.ca or on the Company’s website at www.torexgold.com. Shareholders may also request these documents from the General Counsel and Corporate Secretary of the Company by phone at (416) 203-7431 or by e-mail at Mary.Batoff@torexgold.com.

20. DIRECTORS’ APPROVAL

The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Jody Kuzenko” (signed)

Jody Kuzenko
President and Chief Executive Officer

Toronto, Ontario May 7, 2025

89 Torex Gold Resources Inc. | TSX: TXG

SCHEDULE A

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

ARTICLE 1

INTERPRETATION AND ADMINISTRATIVE PROVISIONS

1.1 Purpose

The purpose of the Plan is to provide a meaningful incentive to achieving the Company’s annual operational objectives, and other short term needs, through decisions that are consistent with creating long term value to support the Company’s share price.

1.2 Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Adjustment Factor” means the Adjustment Factor set out in the Grant Agreement for an award of Performance Share Units.

“Affiliate” means any entity that is an “affiliate” as defined in the Securities Act.

“Applicable Withholdings” means all income taxes and statutory amounts required to be withheld by the Company in respect of any Share Unit Amounts.

“Associate”, where used to indicate a relationship with any person or company, is as defined in the Securities Act.

“Board” means the board of directors of the Company.

“Canadian Participant” means any Participant who is not a U.S. Participant and who is a Canadian resident for income tax purposes.

“Cause” when used in relation to the termination of employment, means any matter that would constitute just cause for dismissal from employment at common law and any matter included as “cause” or “Cause” in an employment agreement between the Company or any Affiliate of the Company and the dismissed employee.

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

“Change of Control” means the occurrence of any one or more of the following events:

(a)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company and another corporation or by any person and its joint actors and affiliates (collectively, the “Group”), as such terms are used or defined in the Securities Act, and whether directly or indirectly, resulting in the acquisition of the Common Shares which, when added to all other Common Shares at the time held by such corporation or person and its joint actors and affiliates, totals for the first time 40% of the outstanding Common Shares;

(b)	any person or Group acting jointly or in concert succeeding in having a sufficient number of its nominees elected as directors such that such nominees, when added to any existing

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director remaining after such election, who can be considered to be a nominee of such person or Group, will constitute the majority of the Board; or

(c)	the Board adopt a resolution to the effect that a Change of Control has occurred or is imminent.

“Committee” means the Board or if the Board so determines, the committee of the Board authorized to administer the Plan including any compensation committee of the Board.

“Common Share” means a common share of the Company.

“Company” means Torex Gold Resources Inc.

“Disability” means (i) the termination of the Participant’s employment due to disability in accordance with an employment agreement between the Company or any Affiliate of the Company and the dismissed employee, or (ii) in the absence of an employment agreement, or if such agreement does not define Disability, the termination of the Participant’s employment in circumstances where the Participant’s inability to fulfill their obligations as an employee of the Company due to disability has resulted in the frustration of the Participant’s employment at common law. In either case, the effective date of the Participant’s termination due to Disability shall be the Participant’s Termination Date.

“Dividend Performance Share Unit” has the meaning set out in Section 3.2.

“Dividend Restricted Share Unit” has the meaning set out in Section 3.2.

“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

“Eligible Person” means any employee of the Company and any of its Affiliates and includes any such person who is on a leave of absence authorized by the Company or an Affiliate of the Company (which shall include all statutory leaves of absence). For greater certainty, any determination of whether an employee is an Eligible Person as of a particular date (including a Vesting Date or Termination Date) shall be made without regard to any period of notice, pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which such person may be entitled pursuant to the common law or otherwise, subject only to the express minimum standards of applicable employment standards legislation, if any, and then only to the minimum extent required to satisfy such employment standards legislation.

“Expiry Date” means the Expiry Date set out in the Grant Agreement, provided that if any Vested Restricted Share Units are still outstanding on the last business day of the Termination Exercise Window in respect of such Vested Restricted Share Units, such business day shall be the Expiry Date.

“Grant Agreement” means an agreement substantially in the form set out as Schedule A, in the case of Performance Share Units, and substantially in the form set out as Schedule B, in the case of Restricted Share Units, each as amended by the Committee from time to time.

“Grant Date” means the date the Board completes all requisite actions required to approve the grant of a Share Unit.

“Grant Term” has the meaning set out in the Grant Agreement for Restricted Share Units.

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“Insider” means: (i) an insider as defined in the Securities Act, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i).

“Market Value” of the Common Shares means the closing price of the Common Shares on the Stock Exchange on the trading day immediately preceding the date as at which the Market Value is determined. In the event that the Common Shares are not then listed and posted for trading on any Stock Exchange, the Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

“Participant” means any Eligible Person to whom a Share Unit is granted.

“Performance Peers” means the companies approved by the Board from time to time for the determination of the relative total shareholder return.

“Performance Period” has the meaning set out in the Grant Agreement for Performance Share Units.

“Performance Share Unit” means a right granted to an Eligible Person to receive, upon redemption, as set out in this Plan, a Common Share or, at the election of the Participant and subject to the Company’s consent, the Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Agreement.

“Performance Share Unit Vesting Formula” means the following formula to determine the pro rata portion of a Participant’s Unvested Performance Share Units and related Dividend Share Units to which will the Participant shall be entitled to continue to hold, determined as at the day immediately prior to the Participant’s Termination Date pursuant to Sections 4.4(a), 4.5, 4.6 and 4.7:

A x B/C

where:

A	equals the total number of Unvested Performance Share Units and related Dividend Share Units,

B	equals the total number of completed months served by the Participant during the Performance Period related to such Unvested Performance Share Units and related Dividend Share Units, and

C

equals the total number of months during the Performance Period, related to such Unvested Performance Share Units and related Dividend Share Units, beginning with and including the first completed month served by the Participant in such Performance Period.

“Plan” means the employee share unit plan described herein, as amended from time to time.

“Redemption Date” means the date, if any, elected by a Canadian Participant pursuant to Section 3.3 or, with respect to a U.S. Participant, in accordance with Section 2.2 of the Special Appendix.

“Redemption Notice” means the notice referred to in Section 3.3 and substantially in the form set out as Schedule C or Schedule D, as applicable and each as amended from time to time.

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“Restricted Share Unit” means a right granted to an Eligible Person to receive, upon redemption, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Company’s consent, the Share Unit Amount.

“Restricted Share Unit Vesting Formula” means the following formula to determine the pro rata portion of a Participant’s Unvested Restricted Share Units and related Dividend Share Units which will vest immediately prior to the Participant’s Termination Date pursuant to Sections 5.3(a), 5.4, 5.5 and 5.6:

A x B/C

where:

A	equals the total number of Unvested Restricted Share Units and related Dividend Share Units,

B	equals the total number of completed months served by the Participant during the Vesting Period(s) related to such Unvested Restricted Share Units and related Dividend Share Units, and

C	equals the total number of months during the Vesting Period(s) related to such Unvested Restricted Share Units and related Dividend Share Units.

“Securities Act” means the Securities Act (Ontario), as amended from time to time.

“Share Compensation Arrangement” means this Plan and any other security based compensation arrangements implemented by the Company including stock option plans, employee stock purchase plans, share distribution plans, stock appreciation right plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, pre-existing or otherwise.

“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited.

“Share Unit Amount” has the meaning set out in Section 3.4.

“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange on which the Common Shares are then listed.

“Termination Date” means the date a Participant ceases to be an Eligible Person as a result of the termination of their employment for any reason, regardless of whether the Participant’s employment terminated in a manner that was lawful or unlawful, and does not include any period of statutory, contractual or common law notice of termination of employment or any period of salary continuance, severance, or deemed employment, except for the minimum period of notice required by applicable employment standards legislation, if any.

“Termination Exercise Window” means the period commencing on the Participant’s Termination Date and ending on the earlier of the 90th day after the Participant’s Termination Date and the applicable Expiry Date.

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Code Section 7701(b)(1)(A) or other Participant for whom the compensation under this Plan would be subject to income tax under the Code.

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“Unvested Performance Share Unit” has the meaning set out in Section 4.2.

“Unvested Restricted Share Unit” has the meaning set out in Section 5.1.

“Unvested Share Unit” means an Unvested Performance Share Unit or an Unvested Restricted Share Unit.

“Vested Performance Share Unit” has the meaning set out in Section 4.2.

“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

“Vesting Date” means the date or dates designated in the Grant Agreement, or such earlier date as is provided for in the Plan, in an employment agreement between the Company or an Affiliate of the Company and a Participant, or as determined by the Board.

“Vesting Period” means, (i) with respect to a grant of Restricted Share Units issued on or after January 1, 2024, the period specified in the Grant Agreement, and (ii) with respect to a grant of Restricted Share Units issued on or before December 31, 2023, the period specified in the Grant Agreement as the Grant Term, or as provided for in the Plan, in an employment agreement between the Company or an Affiliate of the Company and a Participant, or as determined by the Board.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the one gender include all genders.

1.3	Effective Date of Plan

The effective date of the Plan is April 29, 2016.

1.4	Common Shares Reserved for Issuance

(a)

The aggregate number of Common Shares reserved for issuance pursuant to this Plan and all other Share Compensation Arrangements shall not exceed 5.32% of the outstanding Common Shares from time to time, provided that if any Share Units granted under this Plan are redeemed and cancelled (including redemptions for cash), or otherwise terminated without having been redeemed, the Common Shares underlying those Share Units will again be available for issuance under this Plan (and other Share Compensation Arrangements).

(b)

The aggregate number of Common Shares issuable to Insiders pursuant to Share Rights and all other Share Compensation Arrangements, at any time, shall not exceed 5.32% of the total number of Common Shares then outstanding.

(c)

The aggregate number of Common Shares issued to Insiders pursuant to Share Rights and all other Share Compensation Arrangements, within a one-year period, shall not exceed 5.32% of the total number of Common Shares then outstanding.

ARTICLE 2

ADMINISTRATION

2.1	Administration of the Plan

This Plan shall be administered by the Committee which has the discretion to: (i) recommend to the Board grants of Share Units to Eligible Persons; (ii) interpret and administer the Plan; (iii) establish, amend and

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rescind any rules and regulations relating to the Plan; (iv) recommend to the Board the conditions to the vesting of Share Units; (v) set, waive and amend performance targets; (vi) recommend to the Board amending the list of Performance Peers; and (vi) make any other determinations or recommendations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

2.2	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3	Taxes and Other Source Deductions

The Company shall be authorized to deduct from any amount to be paid or credited hereunder any Applicable Withholdings in such manner as the Company determines, to the extent such Applicable Withholdings are not satisfied through the sale of Common Shares as provided in Section 3.4.

ARTICLE 3

SHARE UNITS

3.1	Awards of Share Units

The Board may grant Share Units to Eligible Persons in its sole discretion. The award of a Share Unit to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent grant of Share Units.

3.2	Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account on the Grant Date. Each grant of Share Units must be confirmed by a Grant Agreement signed by the Company and the Participant. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or Restricted Share Units (“Dividend Restricted Share Units”) in respect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend Share Units shall be computed as:

(a)

the amount of the dividend declared and paid per Common Share multiplied by the number of Performance Share Units and Restricted Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by

(b)	the Market Value of a Common Share as at the dividend payment date.

3.3	Redemption Notice

Participants may elect a redemption date (the “Redemption Date”) for their Vested Share Units which shall be before the Expiry Date by giving a written notice (a “Redemption Notice”) to the Company (a) in the form set out as Schedule C, or (b) if the Redemption Date is during a Termination Exercise Window, in the form set out in Schedule D. If the Participant does not elect a Redemption Date in respect of an award of Share Units, the Share Units shall be redeemed on the Expiry Date, unless otherwise provided in Article 4, in the case of Performance Share Units, and Article 5, in the case of Restricted Share Units.

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Notwithstanding the foregoing: (a) in the event that an Expiry Date, or a Participant elects to redeem Vested Share Units on a Redemption Date other than the Expiry Date and such date falls within, or within two days of the end of a trading blackout imposed by the Company (the “Blackout Period”), the Expiry Date or the Redemption Date, as the case may be, of such Vested Share Units shall be automatically extended to the tenth business day following the end of the Blackout Period, unless the Company has agreed and a Participant elects to redeem Vested Shares Units on the condition that such Participant receive the Share Unit Amount in respect of such Vested Share Units on or before a date specified by the Company for such purpose, in which case the Expiry Date or the Redemption Date, as the case may be, of such Vested Share Units shall not be extended; and (b) in the event that an Expiry Date or a Redemption Date falls on a date that is not a business day, the Expiry Date or the Redemption Date, as the case may be, shall be automatically extended to the next business day.

3.4	Redemption of Share Units

The Company shall redeem the Vested Share Units on the earlier of the Redemption Date selected by the Participant, the Expiry Date and the date determined in accordance with Article 4, in the case of Performance Share Units, and Article 5, in the case of Restricted Share Units, by: (i) issuing to the Participant the number of Common Shares equal to one Common Share for each whole Vested Share Unit redeemed and delivering to the Participant either (A) such number of Common Shares; less the number of Common Shares with a Market Value equal to the Applicable Withholdings; or (B) subject to the consent of the Company, such number of Common Shares, provided the Participant has provided for payment to the Company of all or a portion of the Applicable Withholdings; or (ii) at the election of the Participant and subject to the consent of the Company, the Company paying to the Participant an amount (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units redeemed multiplied by (B) the Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a redemption under (i), the number of Common Shares with a Market Value equal to the Applicable Withholdings shall be sold by the Company on behalf of the Participant and the net proceeds of such sale remitted by the Company to the appropriate taxation authorities. The Common Shares shall be issued and/or the Share Unit Amount shall be paid as a lump-sum by the Company within ten business days of the date the Vested Share Units are redeemed pursuant to this Section 3.4.

3.5	Effect of Redemption of Share Units

A Participant shall have no further rights respecting any Vested Share Unit which has been redeemed in accordance with this Plan.

3.6	Failure to Vest

For greater certainty, a Participant shall have no right to receive Common Shares or a cash payment as compensation, damages or otherwise, with respect to any Unvested Share Units. Furthermore, a Participant shall have no claim to any Share Units or related Dividend Share Units after such Participant’s Termination Date.

3.7	Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

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ARTICLE 4

PERFORMANCE SHARE UNITS

4.1	Vesting Date

Performance Share Units shall vest on the applicable Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

Subject to the provisions in this Article 4 and the applicable Grant Agreement, Performance Share Units shall only vest if the Participant is an Eligible Person on the relevant Vesting Date(s).

4.2	Performance Vesting

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor. For clarity, until a Performance Share Unit has vested, it shall not be a Vested Performance Share Unit (each, an “Unvested Performance Share Unit”).

4.3	Termination for Cause

If the employment of a Participant is terminated by the Company for Cause, the Participant shall forfeit all right, title and interest with respect to Performance Share Units, including Vested Performance Share Units, and the related Dividend Share Units, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant, and the requirements of applicable employment standards legislation. For certainty, if the circumstances that led to the Participant’s termination for Cause do not satisfy the requirements for termination without notice under applicable employment standards legislation, then the Participant shall receive only their minimum entitlements under such employment standards legislation.

4.4	Resignation

If the employment of a Participant is terminated due to resignation, including retirement, by the Participant:

(a)

for Performance Share Units granted on or before December 31, 2023, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Performance Share Units and related Dividend Share Units, the Participant shall continue to be entitled to a pro rata portion of the Participant’s Unvested Performance Share Units and related Dividend Share Units (and only such pro rata portion) determined in accordance with the Performance Share Unit Vesting Formula;

(b)

for Performance Share Units granted on or after January 1, 2024, the Participant shall forfeit all right, title and interest with respect to any Unvested Performance Share Units and related Dividend Share Units, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Performance Share Units and related Dividend Share Units, and subject to the Committee determining otherwise in its sole discretion. If the Committee makes a determination in respect of any or all of the Participant’s Unvested Performance Share Units and related Dividend Share Units, such Unvested Performance Share Units and related Dividend Share Units shall vest on the date determined by the Committee in its sole discretion; and

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(c)	the Participant’s Vested Performance Share Units shall be redeemed at the end of the Performance Period using the Adjustment Factor determined for the Performance Period.

4.5	Termination Without Cause

If the employment of a Participant is terminated by the Company without Cause, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Performance Share Units and related Dividend Share Units, the Participant shall continue to be entitled to a pro rata portion of the Participant’s Unvested Performance Share Units and related Dividend Share Units (and only such pro rata portion) determined in accordance with the Performance Share Unit Vesting Formula.

The Participant’s Vested Performance Share Units shall be redeemed at the end of the Performance Period using the Adjustment Factor determined for the Performance Period.

4.6	Disability of a Participant

If the employment of a Participant is terminated by the Disability of the Participant, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Performance Share Units and related Dividend Share Units, the Participant shall continue to be entitled to a pro rata portion of the Participant’s Unvested Performance Share Units and related Dividend Share Units (and only such pro rata portion) determined in accordance with the Performance Share Unit Vesting Formula.

The Participant’s Vested Performance Share Units shall be redeemed at the end of the Performance Period subject to the Adjustment Factor determined for the Performance Period.

4.7	Death of a Participant

If the employment of a Participant is terminated by the death of the Participant, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Performance Share Units and related Dividend Share Units, a pro rata portion of the Participant’s Unvested Performance Share Units and related Dividend Share Units (and only such pro rata portion) shall vest immediately prior to the date of the Participant’s death, determined by the Performance Share Unit Vesting Formula.

The Participant’s Vested Performance Share Units shall be redeemed as soon as practical following the date of the Participant’s death using the Adjustment Factor determined by the Committee which shall be based on performance to the end of the year prior to the Participant’s date of death, provided that if the Performance Period for the Vested Performance Share Units commenced less than one year prior to the Participant’s date of death, the Performance Share Units will be redeemed using an Adjustment Factor of 1.0.

4.8	Termination following a Change of Control

Notwithstanding anything in this Article 4 to the contrary, if the employment of a Participant is terminated by the Company without Cause or if the Participant resigns in circumstances constituting constructive termination at common law, in each case, within 24 months following a Change of Control, all of the Participant’s Unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant. The Participant’s Vested Performance Share Units shall be redeemed as soon as practical following the Participant’s Termination Date using the Adjustment Factor determined by the Committee, which shall be based on performance to the end of the year prior to the Participant’s Termination Date, provided that if the Performance Period for the Vested

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Performance Share Units commenced less than one year prior to the Participant’s Termination Date, the Performance Share Units will be redeemed using an Adjustment Factor of 1.0.

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Vesting Date

Each Restricted Share Unit shall vest (and become a “Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee or the Board from time to time. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units. For clarity, until a Restricted Share Unit has vested, it shall not be a Vested Restricted Share Unit (each, an “Unvested Restricted Share Unit”).

Subject to the provisions in this Article 5 and the applicable Grant Agreement, Unvested Restricted Share Units shall only vest if the Participant is an Eligible Person on the relevant Vesting Date(s). For greater certainty, unless otherwise determined by the Committee or the Board in accordance with the provisions of the Plan, or otherwise specified in any employment agreement between the Company, or any Affiliate of the Company, and the Participant, each grant of Restricted Share Units shall vest (and thereafter may be redeemed in accordance with Section 3.4) in three approximately equal instalments commencing one year following the Grant Date, on a Vesting Date determined by the Committee, and such Vesting Date(s) shall be reflected in the applicable Grant Agreement.

5.2	Termination for Cause

If the employment of a Participant is terminated by the Company for Cause, the Participant shall forfeit all right, title and interest with respect to Restricted Share Units, including Vested Restricted Share Units, and the related Dividend Share Units, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant, and the requirements of applicable employment standards legislation. For certainty, if the circumstances that led to the Participant’s termination for Cause do not satisfy the requirements for termination without notice under applicable employment standards legislation, then the Participant shall receive only their minimum entitlements under such employment standards legislation.

5.3	Resignation

If the employment of a Participant is terminated due to resignation, including retirement, by the Participant:

(a)

for Restricted Share Units granted on or before December 31, 2023, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Restricted Share Units and related Dividend Share Units, a pro rata portion of the Participant’s Unvested Restricted Share Units and related Dividend Share Units (and only such pro rata portion) shall vest immediately prior to the Participant’s Termination Date, determined by the Restricted Share Unit Vesting Formula;

(b)

for Restricted Share Units granted on or after January 1, 2024, the Participant shall forfeit all right, title and interest with respect to any Unvested Restricted Share Units and related Dividend Share Units, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Restricted Share Units and related Dividend Share Units, and subject to the Committee determining otherwise in its sole discretion. If the Committee makes a determination in respect of any or all of the Participant’s Unvested Restricted Share Units and related Dividend Share Units, such Unvested Restricted Share

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Units and related Dividend Share Units shall vest on the date determined by the Committee in its sole discretion; and

(c)

the Participant shall be entitled to redeem the Participant’s Vested Restricted Share Units at any time during the Termination Exercise Window in accordance with Section 3.4, provided that if any Vested Restricted Share Units are still outstanding on the Expiry Date, such Vested Restricted Share Units shall be redeemed on the Expiry Date and sufficient Common Shares will be sold such that the Applicable Withholdings may be remitted to the tax authorities in accordance with Section 3.4.

5.4	Termination Without Cause

If the employment of a Participant is terminated by Company without Cause, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Restricted Share Units and related Dividend Share Units, a pro rata portion of the Participant’s Unvested Restricted Share Units and related Dividend Share Units (and only such pro rata portion) shall vest immediately prior to the Participant’s Termination Date, determined by the Restricted Share Unit Vesting Formula.

The Participant shall be entitled to redeem the Participant’s Vested Restricted Share Units at any time during the Termination Exercise Window in accordance with Section 3.4, provided that if any Vested Restricted Share Units are still outstanding on the Expiry Date, such Vested Restricted Share Units shall be redeemed on the Expiry Date and sufficient Common Shares will be sold such that the Applicable Withholdings may be remitted to the tax authorities in accordance with Section 3.4.

5.5	Disability of a Participant

If the employment of a Participant is terminated by the Disability of the Participant, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Restricted Share Units and related Dividend Share Units, a pro rata portion of the Participant’s Unvested Restricted Share Units and related Dividend Share Units (and only such pro rata portion) shall vest immediately prior to the Participant’s Disability, determined by the Restricted Share Unit Vesting Formula.

The Participant shall be entitled to redeem the Participant’s Vested Restricted Share Units at any time during the Termination Exercise Window in accordance with Section 3.4, provided that if any Vested Restricted Share Units are still outstanding on the Expiry Date, such Vested Restricted Share Units shall be redeemed on the Expiry Date and sufficient Common Shares will be sold such that the Applicable Withholdings may be remitted to the tax authorities in accordance with Section 3.4.

5.6	Death of a Participant

If the employment of a Participant is terminated by the death of the Participant, subject to the provisions of any employment agreement between the Company, or any Affiliate of the Company, and the Participant that explicitly provide for accelerated or extended vesting of Restricted Share Units and related Dividend Share Units, a pro rata portion of the Participant’s Unvested Restricted Share Units and related Dividend Share Units (and only such pro rata portion) shall vest immediately prior to the date of the Participant’s death, determined by the Restricted Share Unit Vesting Formula.

The Participant’s Vested Restricted Share Units shall be redeemed as soon as practical following the date of the Participant’s death.

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5.7	Termination Following a Change of Control

Notwithstanding anything in this Article 5 to the contrary, if the employment of a Participant is terminated by the Company without Cause or if the Participant resigns in circumstances constituting constructive termination at common law, in each case, within 24 months following a Change of Control, all of the Participant’s Unvested Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date and shall be redeemed as soon as practical following the Termination Date.

ARTICLE 6

GENERAL

6.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting the Common Shares and subject to the rules, regulations and policies of the Stock Exchange, the Board will make such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares.

6.2	Amendment, Suspension, or Termination of Plan

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.

The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Company, make the following amendments to this Plan or any Share Unit:

(a)

any amendment to the vesting provisions of this Plan and any Grant Agreement, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a Share Unit (provided that any amendment to the vesting provisions that would extend the term to the benefit of an Insider will not be permitted without shareholder approval);

(b)

any amendment to this Plan or a Share Unit as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Company, this Plan or the shareholders of the Company;

(c)	any amendment to this Plan and any Grant Agreement to permit the conditional redemption of any Share Unit;

(d)

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of the Plan;

(e)	any amendment respecting the administration of this Plan; and

(f)	any other amendment that does not require the approval of the shareholders of the Company including, for greater certainty, an amendment in connection with a Change of

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Control to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event; and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event.

Shareholder approval will be required for the following amendments:

(g)

increases to the number of Common Shares issuable under this Plan, including an increase to a fixed maximum number of Common Shares, or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(h)	any amendment expanding the categories of Eligible Person, including without limitation, the participation of non-employee directors;

(i)	the addition of any other provision which results in participants receiving Common Shares, while no cash consideration is received by the Company;

(j)	amendments to this Section 6.2 or to Section 6.6; and

(k)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Stock Exchange).

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to this Plan or the Share Units it would be entitled to make if this Plan were still in effect.

Subject to the rules, regulations and policies of the Stock Exchange, the Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended.

6.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.4	Unfunded Plan

To the extent any individual holds any rights under this Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Company.

6.5	Successors and Assigns

This Plan shall be binding on all successors and assigns of the Company and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of the Company or a Participant.

6.6	Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable by the Participant other than by will or the laws of descent and distribution.

6.7	Effect of Change of Control

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Notwithstanding any other provision of this Plan, in the event of a Change of Control, any surviving, successor or acquiring entity shall assume any outstanding Share Units or shall substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume the outstanding Share Units or substitute similar share units for the outstanding Share Units, or if the Committee or the Board otherwise determines in its sole discretion, the Company shall give written notice to all Participants advising that this Plan shall be terminated effective immediately prior to the Change of Control and all Restricted Share Units shall be deemed to be Vested Restricted Share Units and a specified number of outstanding Performance Share Units shall be deemed to be Vested Performance Share Units and shall be redeemed as of the termination date of this Plan. The number of Performance Share Units that are deemed to be Vested Performance Share Units shall be determined in the discretion of the Committee or the Board using an Adjustment Factor determined in the discretion of the Committee or the Board.

6.8	No Special Rights

Nothing contained in this Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by the Company, its Affiliate, as applicable, or interfere in any way with the right of the Company, or its Affiliate, as applicable, at any time to terminate that employment or to increase or decrease the compensation of the Participant. Share Units and Dividend Share Units shall not be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Participant be considered the owner of Common Shares by virtue of his or her ownership of Share Units or Dividend Share Units.

6.9	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, severance, retirement compensation arrangement, retiring allowance or salary continuation plan, except as otherwise specifically determined by the Committee or as required to satisfy the requirements of applicable employment standards legislation.

6.10	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. The Company and its Affiliates shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.11	No Liability

The Company and its Affiliates shall not be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares.

6.12	Special Appendix

In addition to the terms and conditions set forth in this Plan, each U.S. Participant shall also be subject to the terms and conditions of the Special Appendix attached hereto, which Special Appendix forms an integral part of this Plan.

Approved by the Board: April 29, 2016.

Approved by the shareholders: June 9, 2016.

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Amendments approved by the Board: January 9, 2019 and May 7, 2019.

Approved by the shareholders: June 20, 2019.

Amendment approved by the Board: December 8, 2020.

Amendment approved by the Board: May 11, 2022.

Approved by the shareholders: June 22, 2022.

Amendments approved by the Board: January 16, 2024.

Amendments approved by the Board: May 7, 2025.

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SCHEDULE A

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

GRANT AGREEMENT FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Employee Share Unit Plan (the “Plan”) of Torex Gold Resources Inc. (the “Company”) effective April 29, 2016 (as amended) and in consideration of services provided to the Company or its Affiliates by the Participant, the Company hereby grants to the Participant          Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor for the Performance Share Units is determined based on total shareholder return relative to the Performance Peers (defined below) (the “Relative TSR Performance”), as set out on the table below and the Relative TSR Performance Adjustment Factor is determined as follows:

[to be inserted]

The Committee will determine the methodology for assessing Relative TSR Performance from time to time, in its discretion, and the Board shall have discretion to make changes to the group of companies approved by the Board from time to time for the determination of the relative total shareholder return (the “Performance Peers”).

The Vesting Date for this award is [date], [year]. The Performance Period for the award is January 1, [year] to December 31, [year]. The Expiry Date of the award is [Specify Date], or such earlier date as is determined by the Committee or the Board at any time prior to the initial Expiry Date.

The Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, and all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units.

DATED         , [year].

TOREX GOLD RESOURCES INC.

By:
Name:
Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with the Company or any Affiliate of the Company.

I specifically confirm that I have read, understood and accepted the terms of the Plan that govern my entitlement to Performance Share Units and any related Dividend Performance Share Units and I

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understand that I am waiving any potential claim under common law in relation to such units, including damages or payments in lieu of such units.

Name:

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SCHEDULE B

TOREX GOLD RESOURCES INC.

EMPLOYEE RESTRICTED SHARE UNIT PLAN

GRANT AGREEMENT FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Employee Share Unit Plan (the “Plan”) of Torex Gold Resources Inc. (the “Company”) effective April 29, 2016 (as amended) and in consideration of services provided to the Company or its Affiliates by the Participant, the Company hereby grants to the Participant       Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Vesting Period(s) (and applicable Vesting Date(s)), Grant Term(s) and Expiry Date(s) for the Restricted Share Units that comprise this award are: [to be inserted]

# of Restricted Share Units	Vesting Period	Vesting Date	Grant Term	Expiry Date

The Committee or the Board may determine an earlier Expiry Date at any time prior to the initial Expiry Date set out above.

Subject to any provisions to the contrary in an Election Notice, the Company and the Participant understand and agree that the granting and redemption of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, and all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Restricted Share Units.

DATED [insert the Grant Date].

TOREX GOLD RESOURCES INC.

By:
Name:
Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Restricted Share Units by expectation of employment or continued employment with the Company or any Affiliate of the Company.

I specifically confirm that I have read, understood and accepted the terms of the Plan that govern my entitlement to Restricted Share Units and any related Dividend Share Units and I understand that I am waiving any potential claim under common law in relation to such units, including damages or payments in lieu of such units.

Name:

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SCHEDULE C

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

REDEMPTION NOTICE

To:	Torex Gold Resources Inc. (the “Company”)

Pursuant to the Employee Share Unit Plan (the “Plan”) of the Company effective April 29, 2016 (as amended), the undersigned hereby elects to redeem:

•	of the undersigned’s Vested Performance Share Units and related Dividend Performance Share Units; and/or

•	of the undersigned’s Vested Restricted Share Units and related Dividend Restricted Share Units

on         .

[date]

The undersigned elects to redeem:

•	% of the Vested Share Units and related Dividend Share Units by receiving the Share Unit Amount, subject to the consent of the Company.

All capitalized terms not defined in this Redemption Notice have the meanings set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these Vested Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

DATED	Name:

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SCHEDULE D

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

REDEMPTION NOTICE

FOR SHARE UNITS BEING REDEEMED DURING TERMINATION EXERCISE WINDOW

To:	Torex Gold Resources Inc. (the “Company”)

Pursuant to the Employee Share Unit Plan (the “Plan”) of the Company effective April 29, 2016 (as amended), the undersigned hereby elects to redeem:

•	of the undersigned’s Vested Restricted Share Units and related Dividend Restricted Share Units

on        .

[date]

The undersigned elects to redeem:

•	% of the Vested Restricted Share Units and related Dividend Restricted Share Units by receiving the Share Unit Amount, subject to the consent of the Company.

All capitalized terms not defined in this Redemption Notice have the meanings set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Restricted Share Units or Dividend Restricted Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Restricted Share Units or Dividend Restricted Share Units which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these Vested Restricted Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

DATED	Name:

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SPECIAL APPENDIX

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

Special Provisions Applicable Solely to U.S. Participants

This Special Appendix sets forth special provisions of Plan that apply to U.S. Participants that are subject to Section 409A and for the avoidance of doubt, shall override any provisions of the Plan to the extent of any inconsistency. Except as otherwise specific herein, terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

1.	Definitions

For purposes of this Special Appendix:

“Change of Control” means a Change of Control within the meaning of the Plan provided it constitutes a change in control within the meaning of Section 409A of the Code.

“Disability” means a Disability within the meaning of the Plan provided it meets the requirements of “disability” as defined in Section 409A of the Code.

“Section 409A” means Section 409A of the Code.

“Separation From Service” shall mean that employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

“Specified Employee” means a U.S. Participant who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

2.	Compliance with Section 409A

2.1

In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any Subsidiary of the Company shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

2.2

Election to Defer Settlement of Performance Share Units and Restricted Share Units. For the avoidance of doubt and notwithstanding anything to the contrary in Section 3, 4, or 5 of the Plan or otherwise, any U.S. Participant that wishes to defer the settlement of such U.S. Participant’s award of Performance Share Units or Restricted Share Units must specify the Redemption Date for his or her Performance Share Units or Restricted Share Units (i) within thirty (30) days following the receipt an award of Share Units under the Plan with respect to awards made in 2016, and (ii) prior to the end of the fiscal year prior to the year in which the award of the Shares Units will be granted with respect to awards (if any) issued in 2017 or later years.

2.3

Default Settlement of Performance Share Units and Restricted Share Units. If any U.S. Participant fails to timely elect a Redemption Date in accordance with this Special Appendix then any and all (i) Performance Share Units issued the U.S. Participant shall be redeemed within seventy-five (75)

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days following the date on which the Performance Period lapses and (ii) Restricted Share Units issued to the U.S. Participant shall be redeemed within seventy-five (75) days following the end of the Grant Term, except as otherwise provided below in Section D2.4.

2.4

Special Termination Events and/or Change of Control. Notwithstanding the provisions of the Plan, Section 2.3 of this Special Appendix, the Participant’s elected Redemption Date or anything else to the contrary:

(a)

where the U.S. Participant’s Separation from Service occurs as a result of resignation by the Participant or by the Company without Cause prior to the end of the Performance Period or Grant Term, any Performance Share Units and/or Restricted Share Units that vest in accordance with Sections 4.4, 4.5, 5.3 or 5.4 of the Plan (or Sections 4.8 or 5.7 if such Separation from Service occurs within 24 months following a Change of Control), shall be redeemed within seventy-five (75) days following the end of the Performance Period and/or Grant Term applicable to the award.

(b)

where the U.S. Participant’s Separation from Service occurs as a result of resignation by the Participant or by the Company without Cause at any time following the end of the Performance Period or Grant Term but prior to the Redemption Date applicable to the award, any Performance Share Units and/or Restricted Share Units that have vested in accordance with terms of the Plan shall be redeemed within seventy-five (75) days following such Separation from Service.

(c)

where the U.S. Participant’s Termination Date occurs as a result of the Participant’s Disability prior to the end of the Performance Period or Grant Term, any Performance Share Units and/or Restricted Share Units that vest in accordance with Sections 4.6 or 5.5 of the Plan (or Section 4.8 or 5.7 if within 24 months following a Change of Control), shall be redeemed within seventy-five (75) days following the end of the Performance Period and/or Grant Term applicable to the award.

(d)

where the U.S. Participant’s Termination Date occurs as a result of Participant’s Disability at any time following the end of the Performance Period or Grant Term but prior to the Redemption Date, any Performance Share Units and/or Restricted Share Units that have vested in accordance with terms of the Plan shall in all events be redeemed within seventy-five (75) days following such Termination Date.

(e)

where the U.S. Participant’s Termination Date occurs as a result of the Participant’s death prior to the Redemption Date, any Performance Share Units and/or Restricted Share Units that vest in accordance with Sections 4.7 or 5.6 of the Plan, shall be redeemed immediately notwithstanding the Performance Period and/or Grant Term applicable to the award and in all events not later than seventy-five (75) days following such Termination Date.

2.5

Distributions to Specified Employees. Solely to the extent required by Section 409A, any payment in respect of Performance Share Units or Restricted Shares Units which is subject to Section 409A and which has become payable on or following Separation from Service to any U.S. Participant who is determined to be a Specified Employee shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six-month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

3.	Amendment of Appendix

Notwithstanding Section 6.2 of the Plan, the Board shall retain the power and authority to amend or modify this Special Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply

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with any guidance issued under Section 409A. Such amendments may be made without the approval of any U.S. Participant and shall be made in a manner designed to maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant without materially increasing the cost to the Company.

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SCHEDULE E

TOREX GOLD RESOURCES INC.

EMPLOYEE SHARE UNIT PLAN

REDEMPTION NOTICE

FOR U.S. PARTICIPANTS

I,                , do hereby elect to have a Redemption Date of calendar year         in respect of the [Performance Share Units/Restricted Share Units] (including any accumulated dividend/distribution equivalents) granted to me pursuant to the Grant Agreement dated [specify date], and otherwise in accordance with the special provisions of the Special Appendix to the Plan applicable to U.S. Participants.

This election shall be irrevocable.

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of Performance Share Units and Restricted Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

Employee/Officer Name	Date

Employee/Officer Signature

Witness	Date

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SCHEDULE B

TOREX GOLD RESOURCES INC.

RESTRICTED SHARE PLAN

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For purposes of this Restricted Share Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time.

“Associate” where used to indicate a relationship with any person or company, is as defined in the Securities Act;

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company and another corporation or by any person and its joint actors and affiliates (collectively, the “Group”), as such terms are used or defined in the Securities Act, and whether directly or indirectly, resulting in the acquisition of the Common Shares which, when added to all other Common Shares at the time held by such corporation or person and its joint actors and affiliates, totals for the first time 40% of the outstanding Common Shares;

(ii)

any person or Group acting jointly or in concert succeeding in having a sufficient number of its nominees elected as directors such that such nominees, when added to any existing director remaining after such election, who can be considered to be a nominee of such person or Group, will constitute the majority of the Board; or

(iii)	the Board adopt a resolution to the effect that a Change of Control has occurred or is imminent;

“Committee” means the Board or if the Board so determines in accordance with Section 2.03 of the Restricted Share Plan, the committee of the Board authorized to administer the Restricted Share Plan including any compensation committee of the Board;

“Common Shares” means the common shares of the Company to be issued from treasury;

“Company” means Torex Gold Resources Inc., a corporation continued under the Act;

“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date to which the Participant has elected to defer receipt of Restricted Shares; and (ii) the Participant’s Retirement Date or such other date determined by the Board with the consent of the Participant;

“Designated Affiliate” means an entity that is an “affiliate” as defined in the Securities Act that has been designated by the Committee for purposes of the Restricted Share Plan from time to time;

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“Director” means a director of the Company;

“Eligible Contractors” means individuals, other than Eligible Directors or Eligible Employees that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or any Designated Affiliates under a written contract between the Company or the Designated Affiliate and the individual or a company of which the individual consultant is an employee and (ii) in the reasonable opinion of the Committee, spent or will spend a significant amount of time and attention on the affairs and business of the Company or a Designated Affiliate;

“Eligible Directors” means the Directors and the directors of any Designated Affiliate of the Company from time to time;

“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any Designated Affiliate of the Company;

“Employment Agreement” means an employment agreement between a Participant and the Company or a Designated Affiliate;

“Insider” means: (i) an insider as defined in the Securities Act, other than a person who is an Insider solely by virtue of being a director or senior officer of a Designated Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i).

“Market Value” of the Common Shares means the closing price of the Common Shares on the Stock Exchange on the trading day immediately preceding the date as at which the Market Value is determined, or in the sole discretion of the Board, the weighted average trading price of the Common Shares on the Stock Exchange for the five consecutive days immediately prior to the date at which the Market Value is determined. In the event that the Common Shares are not then listed and posted for trading on any Stock Exchange, the Market Value shall be the fair market value of the Common Shares as determined by the Board in their sole discretion;

“non-employee Eligible Director” means an Eligible Director of the Company who is not also an officer of the Company;

“Participant” means each Eligible Director, Eligible Contractor, and Eligible Employee to whom Restricted Share Rights are granted;

“Restricted Period” means any period of time during which a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares as determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including but not limited to circumstances involving death or disability of a Participant;

“Restricted Share Plan” means the restricted share plan described herein;

“Restricted Share Rights” has such meaning as ascribed to such term in Section 3.02 of the Restricted Share Plan;

“Restricted Shares” means the Common Shares issuable in satisfaction of Restricted Share Rights;

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director or Eligible Contractor after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company’s consent;

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“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director or Eligible Contractor;

“RSR Amount” has the meaning set out in Section 3.02.

“Securities Act” means the Securities Act (Ontario), as amended from time to time;

“Share Compensation Arrangement” means the Restricted Share Plan and any other security based compensation arrangements implemented by the Company including stock option plans, employee stock purchase plans, share distribution plans, stock appreciation right plans, other restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, pre-existing or otherwise;

“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange on which the Common Shares are then listed; and

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Company or a Designated Affiliate or cessation of employment of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Company or a Designated Affiliate; (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Company or a Designated Affiliate.

Section 1.02 Headings: The headings of all articles, sections, and paragraphs in the Restricted Share Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Restricted Share Plan.

Section 1.03 Context, Construction: Whenever the singular or masculine are used in the Restricted Share Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04 References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Restricted Share Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Restricted Share Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

Section 2.01 Purpose of the Restricted Share Plan: The Restricted Share Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its Designated Affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

Section 2.02 Administration of the Restricted Share Plan: The Restricted Share Plan shall be administered by the Committee and the Committee shall have full authority to administer the Restricted Share Plan including the authority to interpret and construe any provision of the Restricted Share Plan and to adopt, amend and rescind such rules and regulations for administering the Restricted Share Plan as the

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Committee may deem necessary in order to comply with the requirements of the Restricted Share Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Restricted Share Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Restricted Share Plan and of the rules and regulations established for administering the Restricted Share Plan. All costs incurred in connection with the Restricted Share Plan shall be for the account of the Company.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board comprised of not less than three Directors that are independent as defined in National Instrument 52-110, including any compensation committee of the Board.

Section 2.04 Record Keeping: The Company shall maintain a register of accounts in which shall be recorded:

(a)	the name and address of each Participant in the Restricted Share Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Restricted Share Plan; and

(c)	the number of Restricted Shares issued to each Participant or the RSR Amount paid to each Participant under the Restricted Share Plan.

Section 2.05 Determination of Participants and Participation: The Board shall from time to time determine the Participants who may participate in the Restricted Share Plan. The Board shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Restricted Share Plan, and the Board may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Board deems appropriate and relevant. The Board may require that a Participant who is subject to the taxation laws of a country other than Canada obtain independent legal advice and/or enter into a tax indemnity agreement with the Company prior to receiving a grant of Restricted Share Rights.

Section 2.06 Maximum Number of Common Shares:

(a)

The aggregate number of Common Shares reserved for issuance pursuant to this Restricted Share Plan and all other Share Compensation Arrangements shall not exceed 5.32% of the outstanding Common Shares from time to time, provided that if any Restricted Share Rights granted under this Restricted Share Plan are settled and cancelled (including settlement for cash), or otherwise terminated without having been settled, the Common Shares subject to those Restricted Share Rights will again be available to be granted under the Restricted Share Plan (and other Share Compensation Arrangements).

(b)

The aggregate number of Common Shares issuable to Insiders pursuant to Restricted Share Rights and all other Share Compensation Arrangements, at any time, shall not exceed 5.32% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to Restricted Share Rights and all

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other Share Compensation Arrangements, within a one-year period, shall not exceed 5.32% of the total number of Common Shares then outstanding.

(c)

The aggregate number of securities granted under all Share Compensation Arrangements to any one non-employee Eligible Director in respect of any one-year period shall not exceed a maximum value of Cdn.$150,000 worth of securities. The value of securities granted under all Share Compensation Arrangements shall be determined using a generally accepted valuation model.

(d)	For the purposes of Section 2.06(c), the aggregate number of securities granted under all Share Compensation Arrangements shall be calculated without reference to:

(i)

the initial securities granted under the security based compensation arrangements to a person who was not previously an Insider of the Company, upon such person becoming or agreeing to become a director of the Company. However, the aggregate number of securities granted under all security based compensation arrangements of the Company in this initial grant to any one non-employee Eligible Director shall not exceed a maximum value of Cdn.$150,000 worth of securities; and

(ii)

the securities granted under the security based compensation arrangements to a director who was also an officer of the Company at the time of grant but who subsequently became a non-employee Eligible Director.

(e)

For purposes of this Section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Rights.

ARTICLE THREE

RESTRICTED SHARE PLAN

Section 3.01 Restricted Share Plan: A Restricted Share Plan is hereby established for Eligible Employees, Eligible Directors and Eligible Contractors.

Section 3.02 Participants: The Board shall have the right to grant, to any Participant, rights (“Restricted Share Rights”) to acquire from the Company any number of fully paid and non-assessable Common Shares in consideration of past services to the Company or as an incentive for future services, subject to the Restricted Share Plan and with such provisions and restrictions as the Committee may determine. Each Restricted Share Right entitles the holder: (i) to receive one Restricted Share, without payment of additional consideration, at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, without any further action on the part of the holder of the Restricted Share Right other than as required by and in accordance with this Article Three, or, subject to the agreement of the Company; (ii) elect to be paid an amount in cash (the “RSR Amount”) equal to: (A) the number of Restricted Share Rights to be received in accordance with this Article Three multiplied by (B) the Market Value, minus (C) the Applicable Withholdings; or (iii) a combination of (i) and (ii). For certainty, the Participant shall be entitled to receive Common Shares unless the Participant wishes to receive a cash payment in lieu of Common Shares and the Company agrees to settle the Restricted Share Rights with a cash payment of the RSR Amount.

Notwithstanding the foregoing: (a) in the event that a Deferred Payment Date falls within a trading blackout imposed by the Company (the “Blackout Period”), the Deferred Payment Date shall be automatically extended to the first business day following the end of the Blackout Period, unless the Company has agreed and a Participant elects to redeem Restricted Share Rights on the condition that such Participant receive the RSR Amount in respect of such Restricted Share Rights on or before a date specified by the Company for such purpose, in which case the Deferred Payment Date of such Restricted Share Rights shall not be extended; and (b) in the event that a Deferred Payment Date falls on a date that is not a business day, the Deferred Payment Date shall be automatically extended to the next business day.

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Section 3.03 Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Restricted Share Plan shall be evidenced by a Restricted Share Right Grant Letter issued to the Participant by the Company and agreed to by the Participant. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Restricted Share Plan and may be subject to any other terms and conditions which are not inconsistent with the Restricted Share Plan and which the Board deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of Restricted Share Right Grant Letters issued under the Restricted Share Plan need not be identical.

Section 3.04 Restricted Period: In connection with the grant of Restricted Share Rights to a Participant, the Board shall determine the Restricted Period applicable to such Restricted Share Rights. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Rights may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Restricted Shares.

Section 3.05 Deferred Payment Date: A Participant may elect to defer the receipt of all or any part of such Participant’s entitlement to Restricted Shares until one or more Deferred Payment Dates.

Section 3.06 Prior Notice of Deferred Payment Date: A Participant who elects to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than fifteen (15) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is 15 days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked without the consent of the Board.

Section 3.07 Retirement or Termination during Restricted Period: Subject to Section 3.11 and the provisions of any Employment Agreement, in the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Board has the absolute discretion to waive such termination.

Section 3.08 Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and prior to a Deferred Payment Date, the Company shall satisfy each Restricted Share Right then held by the Participant as provided in Section 3.02 forthwith if the Deferred Payment Date is the Participant’s Retirement Date or such later Deferred Payment Date if the date has been extended with the consent of the Board as contemplated in the definition of “Deferred Payment Date”, subject to the provisions of any Employment Agreement.

Section 3.09 Payment of Dividends: In the event that any cash dividend or other cash distribution is paid by the Company on the Common Shares, a Participant’s Restricted Share Rights account will be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights will be calculated by dividing the cash dividends or other cash distribution that would have been paid to the Participant if the Restricted Share Rights recorded in his or her account as at the date of payment for the cash dividend or other cash distribution had been Common Shares, by the Market Value on such payment date. The additional Restricted Share Rights credited to a Participant’s account will be subject to the same terms and conditions, including the Restricted Period and the Deferred Payment Date, as the Restricted Share Rights in respect of which the additional Restricted Share Rights were credited.

Section 3.10 Death or Disability of Participant: In the event of the termination of the Participant’s employment with the Company, or a Designated Affiliate, due to disability in accordance with the provisions of any Employment Agreement or death of a Participant, the Restricted Period will be deemed to be over and any Restricted Share Rights held by the Participant shall be satisfied forthwith by the Company as provided in Section 3.02, subject to the provisions of any Employment Agreement.

Section 3.11 Change of Control: In the event of a Change of Control, all Restricted Share Rights outstanding shall be immediately settled by issuance of Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

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ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01 Withholding Taxes: The Company or any Designated Affiliate of the Company may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate of the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Restricted Share Right or Common Share, including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Restricted Share Plan, until such time as the Participant has paid the Company or any Designated Affiliate of the Company for any amount which the Company or Designated Affiliate of the Company is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan, which provide for the automatic sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such shares under the Restricted Share Plan for and on behalf of a Participant to satisfy withholding obligations under the Plan.

ARTICLE FIVE

GENERAL

Section 5.01 Term of the Restricted Share Plan: The Restricted Share Plan shall remain in effect until it is terminated by the Board.

Section 5.02 Amendment of Restricted Share Plan: The Board may from time to time in its absolute discretion (without shareholder approval) amend, modify and change the provisions of the Restricted Share Plan, including, without limitation:

(i)	amendments of a house keeping nature;

(ii)	the change to the Restricted Period of any Restricted Share Right;

(iii)	any amendments required by the Stock Exchange in order to make the Restricted Share Plan effective.

However, other than as set out above, any amendment, modification or change to the provisions of the Restricted Share Plan which would:

(a)	materially increase the benefits of the holder under the Restricted Share Plan to the detriment of the Company and its shareholders;

(b)	increase the number of Common Shares, other than by virtue of Section 5.06 of the Restricted Share Plan, which may be issued pursuant to the Restricted Share Plan;

(c)	increase the limits imposed on non-employee Eligible Directors in Sections 2.06(c) or 2.06(d); or

(d)	materially modify the requirements as to eligibility for participation in the Restricted Share Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

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Section 5.03 Non-Assignable: Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Section 5.04 Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Company by virtue of holding Restricted Share Rights. Subject to Section 3.09 and Section 5.06, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Company.

Section 5.05 No Contract of Employment: Nothing contained in the Restricted Share Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Company or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Company or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Restricted Share Plan by a Participant shall be voluntary.

Section 5.06 Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Common Shares, whether by reason of a dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Board in:

(a)	the number of Common Shares available under the Restricted Share Plan; and

(b)	the number of Common Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Restricted Share Plan.

Section 5.07 No Representation or Warranty: The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Restricted Share Plan.

Section 5.08 Compliance with Applicable Law: If any provision of the Restricted Share Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.09 Interpretation: This Restricted Share Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 5.10 Blind Trust Provisions: In connection with a Participant being required to transfer such Participant’s Restricted Share Rights to a blind trust where such transfer is required in order for the Participant to assume a government or similar position, notwithstanding any provisions in this Restricted Share Plan to the contrary:

(a)	the Participant’s Restricted Share Rights are permitted to be transferred to a blind trust;

(b)

for so long as the Participant is required to have their Restricted Share Rights held by a blind trust, any subsequent grants of Restricted Share Rights are permitted to be granted to and be held by a blind trust; and

(c)

subject to the Participant electing a different date with the consent of the Board, the Deferred Payment Date for all Restricted Share Rights transferred to a blind trust pursuant to Section 5.10(a) or granted to a blind trust pursuant to Section 5.10(b), shall be the Participant’s Retirement Date.

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Approved by the Board: October 26, 2009, with Restricted Share Plan effective February 24, 2010.

Approved by the shareholders: November 26, 2009, April 27, 2012, June 23, 2015, June 9, 2016, June 20, 2019 and June 22, 2022.

Amendments approved by the Board: May 8, 2013, June 10, 2015, April 29, 2016, January 24, 2019, May 7, 2019, May 11, 2022, November 9, 2022, and May 7, 2025 (including adoption of the Special Appendix).

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SPECIAL APPENDIX

TOREX GOLD RESOURCES INC.

RESTRICTED SHARE PLAN

Special Provisions Applicable Solely to U.S. Participants

This Special Appendix sets forth special provisions of the Restricted Share Plan that apply to U.S. Participants and, for the avoidance of doubt, shall override any provisions of the Restricted Share Plan to the extent of any inconsistency. Except as otherwise specified herein, terms defined in the Restricted Share Plan and used herein shall have the meanings set forth in the Restricted Share Plan document, as amended from time to time.

1.	Definitions

For purposes of this Special Appendix (and applying the Restricted Share Plan to U.S. Participants):

“Change of Control” means an event that is a Change of Control within the meaning of the Restricted Share Plan, provided such event also constitutes a change in control within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other regulatory guidance thereunder.

“Deferred Payment Date” means the date after the Restricted Period which is the earlier of (i) the date to which the U.S. Participant has elected to defer receipt of Restricted Shares and (ii) the U.S. Participant’s Separation From Service.

“Grant Agreement” means a written election to defer the receipt of all or any part of such Participant’s entitlement to Restricted Shares until one or more Deferred Payment Dates, in a form satisfactory to the Company.

“Retirement” means a “Retirement” as defined in Section 1.01 of the Restricted Share Plan that is also a “separation from service” as defined in United States Treasury Regulation Section 1.409A-1(h).

“Section 409A” means Section 409A of the Code.

“Separation From Service” shall mean a “separation from service” as defined in United States Treasury Regulation Section 1.409A-1(h).

“Specified Employee” means a U.S. Participant who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

“Termination” means a “Termination” as defined in Section 1.01 of the Restricted Share Plan that is also a “separation from service” as defined in United States Treasury Regulation Section 1.409A-1(h).

“U.S. Participant” means any Participant whose deferral of compensation under the Restricted Share Plan is a deferral of compensation under Section 409A, solely to the extent such compensation is a deferral of compensation under Section 409A.

2.	Compliance with Section 409A

2.1	In General. Notwithstanding any provision of the Restricted Share Plan to the contrary, it is intended that any payments under the Restricted Share Plan either be exempt from or comply with Section

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409A, and all provisions of the Restricted Share Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Restricted Share Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any Affiliate of the Company shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties. For the avoidance of doubt, in the event a payment may occur in more than one taxable year, the U.S. Participant is not permitted, directly or indirectly, to designate the taxable year of the payment.

2.2

Payment Election. Notwithstanding anything to the contrary in Section 3 of the Restricted Share Plan or otherwise, a U.S. Participant may elect a Deferred Payment Date (or to not defer payment) only via the Grant Agreement, which election must be made (and shall become irrevocable until the next election opportunity) either (A) upon becoming a new Eligible Director, within 30 days of such date and (B) with regard to any new election filed for any subsequent years, on or before December 1 of the calendar year ending immediately before the calendar year with respect to which the election is made. Any such election shall continue to apply unless and until the U.S. Participant changes the election in accordance with this Section 2.2 of the Special Appendix. In the absence of any election to the contrary, upon becoming a new Eligible Director, a U.S. Participant shall be deemed to elect such U.S. Participant’s Separation From Service as the Deferred Payment Date. Payment shall be made as soon as practicable following the end of the Restricted Period or the Deferred Payment Date, as applicable, (except as specified in Sections 2.4 and 2.6 of this Special Appendix). For clarity, ‘as soon as practicable’ means the time required for the Company to carry out the administrative activities to issue the Common Shares or cash payment to the Participant.

2.3

Distributions on Death. Notwithstanding any provision of the Restricted Share Plan or Grant Agreement to the contrary, the Restricted Shares issued or RSR Amount payable to a U.S. Participant who dies shall be shall be issued or paid to the U.S. Participant’s estate as soon as practicable following the U.S. Participant’s death.

2.4

Distributions to Specified Employees. Solely to the extent required by Section 409A, if a U.S. Participant is a Specified Employee, any payment in respect of Restricted Share Rights which is subject to Section 409A and which has become payable as a result of the Specified Employee’s Separation From Service shall not be paid before the date which is six months after such Specified Employee’s Retirement or Termination (or, if earlier, the date of death of such Specified Employee). Following any applicable six-month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

2.5

Settlement on a Change of Control. For the avoidance of doubt, Section 3.11 of the Restricted Share Plan shall apply to U.S. Participants only upon a Change of Control as defined in Section 1 of this Special Appendix.

2.6

Delay of Payment During a Blackout Period. Solely to the extent that the application of Section 3.02 of the Restricted Share Plan would cause the amount redeemed to be includible in gross income under Section 409A, in the event the Deferred Payment Date occurs during a Blackout Period applicable to the relevant U.S. Participant, then Company may delay payment to any time permitted under U.S. Treasury Regulation Section 1.409A–3(d); provided, however, that in no circumstances shall payment be made to the relevant U.S. Participant later than the first business day following the end of the Blackout Period.

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3.	Amendment of Appendix

Notwithstanding Section 5.02 of the Restricted Share Plan, the Board shall retain the power and authority to amend or modify this Special Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A and, to the extent the Restricted Share Plan (as modified by this Special Appendix) does not comply with Section 409A, this Special Appendix shall be deemed modified to the extent necessary for the Restricted Share Plan to comply with Section 409A. Such amendments may be made without the approval of any U.S. Participant and shall be made in a manner designed to maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant without materially increasing the cost to the Company.

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SCHEDULE C

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The Board of Directors (the “Board”) of Torex Gold Resources Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board should manage the responsibilities and obligations set out below, either directly or through committees of the Board, currently consisting of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Safety and Corporate Social Responsibility Committee and the Technical Committee. The Board will, however, retain the oversight function and ultimate responsibility for the supervision of the management of the business and affairs of the Corporation.

Composition

1.

The Board should consist of individuals who possess skills and competencies in areas that are relevant to the business and affairs of the Corporation. At least two-thirds of the directors will be “independent” directors within the meaning of applicable securities laws, instruments, rules and policies and regulatory requirements (collectively “Applicable Laws”).

2.

The directors of the Corporation will be elected at the annual meeting of the shareholders of the Corporation and shall serve until no longer than the close of the next annual meeting of shareholders, subject to re-election thereat.

Meetings

3.	The Board shall have at least four regularly scheduled meetings in each financial year of the Corporation.

4.

The Chairman of the Board (the “Chairman”), the President and Chief Executive Officer (the “CEO”) and the Lead Director of the Board (the “Lead Director”), if any, are responsible for the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO should discuss agenda items for the meeting with the Lead Director, if any. Materials for each meeting should be distributed to the Board in advance of the meeting.

5.

Directors are expected to attend at least three quarters of all meetings of the Board held in each financial year of the Corporation and to adequately review meeting materials in advance of each meeting.

6.

The independent directors (in this context, meaning directors who are not also senior officers or are not independent within the meaning of Applicable Laws) should hold an in camera session without the non-independent directors and any senior officers present at each meeting of the Board, unless such a session is not considered necessary by the independent directors present. The Chairman, if independent, and if not independent, the Lead Director if any, should chair the in camera sessions.

Board Committees

7.

The Board may appoint such committees from time to time as it considers appropriate. Each permanent committee shall have a mandate that is approved by the Board, setting out the responsibilities of, and the extent of the powers delegated to, such committee by the Board.

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Responsibilities

Oversight of Management and the Board

8.

The Board is responsible for the appointment, and replacement, of senior officers of the Corporation. The Board should ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers and members of the Board, is in place.

9.

The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Corporation.

10.

The Board should annually consider what additional skills and competencies would be helpful to the Board, with the Corporate Governance and Nominating Committee being responsible for identifying specific candidates for consideration for appointment to the Board.

11.

If the Chairman is not independent within the meaning of Applicable Laws and a Lead Director is required, or is considered desirable by the Board, the Corporate Governance and Nominating Committee will recommend a candidate for the position of Lead Director from among the independent members of the Board. The Board will be responsible for appointing the Lead Director.

12.

Through the Compensation and Human Resources Committee, the Board should review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and should review the compensation of the Senior Executives (as defined in the Compensation and Human Resources Committee Mandate) to ensure that it is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation. Any recommended changes in the compensation of the directors and/or the compensation of the Senior Executives shall be submitted to the Board for consideration.

13.

The Board should review and assess, or delegate such review and assessment to an appropriate committee of the Board, the policies (the “Policies”) of the Corporation previously approved by the Board, from time to time, including without limitation: (a) the Code of Conduct and Business Ethics; (b) Whistleblower Policy; (c) Disclosure Policy; (d) Insider Trading Policy; (e) Anti-Bribery and Anti-Corruption Policy; (f) Majority Voting Policy; (g) Share Ownership Policy; (h) Diversity Policy; (i) Mandatory Retirement Policy; (j) Say on Pay Advisory Vote Policy; (k) Clawback of Incentive Compensation Policy, (l) the Monetary Authority Policy; and (m) the Hedging Policy. If such review and assessment is delegated to a committee of the Board, such committee shall submit any proposed amendments to a Policy to the Board for consideration.

14.	The Board should act in an advisory capacity to the senior officers of the Corporation in all matters concerning the interests and management of the Corporation.

Financial Matters

15.	The Board is responsible for reviewing the financial and underlying operational performance of the Corporation.

16.

The Board should review and approve the annual audited financial statements, management’s discussion and analysis, press release and other financial information related to such annual audited financial statements, budgets and forecasts, annual information form and management information circular of the Corporation.

17.

The Board delegates to the Audit Committee the review and approval of the quarterly unaudited financial statements, the management’s discussion and analysis and press release and other financial disclosure related thereto. If requested by the Audit Committee, the Board should review and

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approve the quarterly unaudited financial statements and the management’s discussion and analysis, press release and other financial disclosure related thereto.

18.	The Board should annually review, together with the Audit Committee, the directors’ and officers’ third-party liability insurance, and other insurance, of the Corporation.

19.

The Board, primarily through the Audit Committee, should monitor and ensure the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

20.	The Board is responsible for considering, and if established, reviewing from time to time, a dividend policy for the Corporation.

Business Strategy

21.

The Board has primary responsibility for the strategic direction of the Corporation, including the long-range and short-range goals, plans and policies of the Corporation. The Board will provide advice, counsel and mentorship to the CEO with respect to matters of strategic significance and will contribute to the development of the strategic direction of the Corporation by approving, at least annually, a strategic plan and budget developed and proposed by the senior officers, subject to any changes required by the Board. The strategic plan and budget should take into account the business opportunities and business risks of the Corporation. The Board will review with the senior officers from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Corporation. The Board will review and approve the financial objectives, plans and actions of the Corporation, including significant capital allocations and expenditures.

22.	The Board is responsible for ensuring that procedures are in place to appropriately manage the principal business risks of the Corporation.

23.

The Board should monitor corporate performance against the approved strategic plan and budget, including assessing operating results, to evaluate whether the business of the Corporation is being appropriately managed.

24.	The Board is responsible for reviewing and approving all material transactions affecting the Corporation not contemplated in the strategic plan and budget approved by the Board.

Communications and Reporting to Shareholders

25.

The Board is responsible for overseeing the continuous disclosure program of the Corporation, with a view to satisfying itself that adequate procedures are in place to ensure that material information is disclosed in accordance with Applicable Laws.

26.	The Board will ensure that the Corporation has a disclosure policy which includes a framework for investor relations and public disclosure.

Corporate Governance

27.	The Corporate Governance and Nominating Committee will recommend, and the Board will establish, the Board’s approach to corporate governance.

28.

The Board is responsible for assessing annually its own effectiveness in fulfilling this mandate and shall assess from time to time this mandate, as well as the mandate of each committee (considering, among other things, the recommendations of the applicable committee).

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29.

The Board is responsible for evaluating the relevant relationships of each independent director and is required to make an affirmative decision that any such relationship does not preclude a determination that the director is independent within the meaning of Applicable Laws.

30.

The Board is responsible for ensuring the establishment of appropriate standards of corporate conduct and should ensure that adequate procedures are in place to monitor compliance with the Code of Business Conduct and Ethics of the Corporation. Only the Board may grant waivers of the Code of Business Conduct and Ethics which would be to the benefit of any director or senior officer.

General

31.	The Board is responsible for performing such other functions as are prescribed by law, including all Applicable Laws.

32.

The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Corporation.

33.	Except in exceptional circumstances, draft minutes of each meeting of the Board shall be circulated to the Board for review within 14 days of the date of such meeting.

Feedback

34.	The Board welcomes input and comments from shareholders of the Corporation relating to this mandate. Such input and comments may be sent to the Board at the head office address of the Corporation.

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